4

Follow-Up Materials

06012564

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alea Group Holdings (Bermuda) Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2006
THOMSON FINANCIAL

FILE NO. 82- 34885 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 4/17/06

File No. 82-34885

Alea

AR/S
12-31-05

ALEA GROUP HOLDINGS (BERMUDA) LTD
Annual Report 2005

CHAIRMAN'S STATEMENT

In 2005 the Group adopted a revised strategy due to actions taken by rating agencies. The downgrades in Alea's credit and financial strength ratings from the A- level significantly impaired its ability to attract new and renewal business. As a result the Group was placed into run-off in the fourth quarter. The Board and management are focused on preservation of value with a view to returning cash to shareholders through effective run-off strategies.

Termination of capital raising plans
In the summer of 2005 the Group developed a strategy to address rating agency A.M. Best's concerns over risk-based capital adequacy. The Group's plan to raise $210 million was withdrawn after rating agency Standard and Poor's ("S&P") downgraded the Group's credit and financial strength rating from A- to BBB+ in September 2005. The downgrade reflected S&P's view that the Group had experienced continued disappointing operating performance in recent years and would not have been prevented by raising capital. Following the termination of the capital raising plans A.M. Best downgraded the Group from A- to B++.

At the lower ratings only the Group's Continental European business would have been sustainable. The Group concluded that the prospective return on this remaining business was insufficient to reward the existing capital structure or merit raising additional capital.

Status of disposal activities
In the fourth quarter of 2005 the Group completed three unrelated renewal rights transactions and recorded $61.1 million of income representing the directors' valuation at fair value of the business sold. This reflected the discounted estimated future cash flows arising from the renewal volumes of premiums written over the next 5 years. If actual payments differ from these estimates, adjustments will be required to future earnings. The Board of Directors continue to explore sale options for all or certain parts of the Group. There can be no guarantee that any transactions will take place or that a sale of the Group would be at a premium to the current market price. Consequently, the Board's primary focus is on overseeing the run-off strategy.

Market environment
2005 was a challenging year for the industry and for the Group. Storms in the Gulf of Mexico and Europe produced large losses. Alea was not immune to these events. Total pre-tax storm losses in 2005 were $108.5 million.

The insurance and reinsurance market in 2005 remained relatively favourable. The relative price weakening seen in the first half of the year reversed in the aftermath of the storm activity experienced in the autumn.

Outlook
In 2006 and beyond the Group will pursue an aggressive run-off strategy.

There can be no certainty as to the timing or amounts of future distributions to shareholders. Any future distributions will be subject to execution of the commutation strategy in line with the Group's plan, appropriate regulatory approvals being obtained to fund intra-Group distributions, applicable legal restrictions, repayment of the Group's $150 million term loan and $50 million revolver and the retention of adequate capital to meet other obligations.

Dividend
The Company has not proposed a dividend for the 2005 financial year.

Employee share restrictions
Pursuant to certain contractual arrangements entered in to in connection with employee share schemes, current and former employees of the Group are generally prohibited from selling their shares in the Company for five years from purchase and thereafter only with prior board approval. The Board has considered these restrictions following the significant redundancies that have taken place over the last six months and has waived them for any person who is or becomes a former employee. The waiver will take effect upon publication of the Group's Annual Report and Accounts, which is scheduled to occur on 11 April 2006. As at 3 April 2006 former employees held approximately 1.8 million shares. The Board has also waived these requirements for current employees and with effect from the publication of the Group's 2006 Interim Results current employees will be able to sell their shares without prior Board approval for limited periods following publication of the Group's interim and full year results subject to certain conditions and all applicable legal and regulatory restrictions. As at 3 April 2006 current employees hold approximately 1.2 million shares.

Board changes
In March 2005 Kirk H Lusk became acting Group Chief Financial Officer upon the departure of Amanda J Atkins, who resigned from her post and as an executive Director. Mr Lusk was subsequently appointed Group Chief Financial Officer in the third quarter of 2005. On 20 March 2006 Edward B Jobe gave notice of resignation from the Board of Directors for personal reasons. Mr Jobe's resignation will be effective from 20 April 2006. The Board greatly appreciates Mr Jobe's services to the Group.

Finally, I wish to thank my fellow Directors, management and staff for their commitment and effort during a difficult year. I believe Alea is now positioned to pursue an effective run-off strategy with the objective of returning cash to shareholders at the earliest opportunity.

John Reeve
Chairman
3 April 2006

CHIEF EXECUTIVE OFFICER'S REPORT

In the fourth quarter of 2005 the Group's strategy was realigned to a run-off model. As a result conventional insurance and reinsurance relationships no longer apply. Processes and operations have been reorganised to support run-off. As part of the transition the Group has:

- Completed three renewal rights transactions;
- Reduced headcount from 409 when it entered run-off in the fourth quarter to 229 at present;
- Created a new functional operating culture;
- Established a global claims and commutations team focused on aggressive management of claims;
- Implemented an approval structure for commutations based on settlement value;
- Launched an aggressive audit and inspection plan involving review down to the contract level;
- Designed new incentivisation plans with remuneration linked to delivery against run-off metrics; and
- Introduced a rigorous and centralised expense management regime with increased restriction over approval and authorisation of payments.

Strategy
The Group's strategy is to preserve net assets through effective management of run-off activities while managing spending to ensure expenses are less than or equal to investment income.

Run-off strategy
The run-off of an insurance or reinsurance company involves settling all outstanding claims and liabilities, and, subject to regulatory approval, distributing residual capital and earnings to shareholders.

The success of run-off is tied to the Group's ability to embed and execute the commutation process quickly. In this regard, the Group has identified certain cedants for review. The Group's commutation strategy is to reduce volatility and to pursue proactive claims management techniques.

The Group's direct insurance portfolio inherently has less potential for early termination. The Group has developed a number of strategies targeted at improving the expected performance of this portfolio. These include, but are not limited to, increased audit and inspection activity, more proactive management of case diaries, and a proactive settlement approach. The Group's objective for this portfolio is also to reduce volatility and to pursue proactive claims management techniques.

Management is focusing on a number of key metrics to monitor the success of run-off, including:

- Reduction in claim reserves ahead of original anticipated settlement profile;
- Reduction in collateral posted to counter parties;
- Reduction in volatility in reserves;
- Increase in operating income;
- Expenses compared to forecast; and
- Increase in net asset value.

Performance against these metrics will be assessed on a quarterly basis, with significant variances reported to senior management.

To assist in this process the Group has retained Mark Cloutier as a consultant with responsibility for claims management and executing the commutation strategy. Mark has successfully managed a number of run-off operations; most recently, Mark led the successful run-off of Overseas Partners Re which returned in excess of one billion dollars to shareholders.

Key staff across the Group have received retention packages designed to ensure they remain with the Group. These are being complimented by a revised incentivisation programme linking individual remuneration to capital preservation and run-off execution.

Expense strategy

The Group's strategy is to reduce annual expenses (including finance costs) to less than or equal to investment income for the 2007 financial year. This is before reserve movements and gains or losses on commutations. The Group has reduced headcount from 409 when it entered run-off in the fourth quarter of 2005 to 229 at present. The Group has also subleased some of its vacant space in the US and European offices and continues to explore other expense reduction options.

The Group anticipates headcount at the end of 2006 will be less than 200 and will further reduce in line with reserves and invested assets. In 2006, the Group is implementing initiatives to reduce the cost of IT, travel and other redundant business development expenditure. It expects personnel costs to account for approximately 44% of 2006 expenses with finance costs representing 19%, legal and professional fees 7%, IT 5%, subscriptions and charges 5%, depreciation 5%, premises 4% and other expenses 11%.

In addition all claim and expense payments have been centralised and processes tightened. For example, significant claim payments must be approved by the Group Head of Claims, expenses require Group CFO approval and all headcount additions or consultancy must by authorised by the Group CEO.

Capital structure

As at 31 December 2005 the Group had net assets before deduction of the term loan, revolving loan and hybrid trust preferred securities of $807.1 million (2004: $1,012.9 million). After deducting these borrowings the Group's net assets reduced to $490.4 million (2004: $716.5 million). Of the $807.1 million, $279.8 million (2004: $504.1 million) is held by Alea Bermuda, $275.6 million (2004: $261.6 million) is held by Alea US and $212.3 million (2004: $180.1 million) is held by Alea Europe. The remaining $39.4 million (2004: $67.1 million) includes amounts held by holding companies and non-insurance subsidiaries. Alea London is wholly owned by Alea Bermuda and has $84.9 million (2004: $184.5 million) of operating equity and shareholders' equity interests.

As at 31 December 2005 the Group's holding company had in place a $150 million unsecured bank term loan and $50 million credit revolver. Under the terms of the Group's bank credit agreement these fall due for repayment in September 2007. Before the Group's credit rating downgrade in September 2005 the Group paid interest of LIBOR plus 90 basis points on these borrowings. Following downgrade the margin increased to 120 basis points. The term loan and revolver rank equally as unsecured obligations of the holding company.

In December 2004 and January 2005, the Group issued a total of $120 million of hybrid trust preferred securities. These securities were issued through trusts established by Alea Holdings US Company a subsidiary of the Group holding company. The margin on these securities was unaffected by the credit rating downgrades and remains at LIBOR plus 285 basis points. The securities have a fixed maturity of 30 years, are callable after five years, and allow for a deferral of quarterly coupons for up to five years.

The 2005 performance is in compliance with the financial covenants under the Group's bank credit agreement. The Group is in an ongoing dialogue with its lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise.

As the Group's debt is borrowed by the Group holding company the ability to repay and service the borrowing is dependent upon its regulated insurance subsidiaries obtaining regulatory approval to fund intra-Group distributions. The Group has presented preliminary run-off plans to regulators in each relevant territory and expects to maintain continuous and open dialogue with them. To achieve approval of distributions, each individual statutory entity is required to meet certain minimum hurdles, for example with respect to risk based capitalisation. Regulatory approval is also subject to qualitative factors and is ultimately at the discretion of the regulator. All Group entities are also subject to applicable legal restrictions on distributions.

There can be no certainty as to the timing or amounts of future distributions to shareholders. Any future distributions will be subject to execution of the commutation strategy in-line with the Group's plan, appropriate regulatory approvals being obtained to fund intra-Group distributions, applicable legal restrictions, repayment of the Group's $150 million term loan and $50 million revolver and the retention of adequate capital to meet other obligations.

Financial performance
The transition to run-off has necessitated a number of charges against the 2005 income statement. After adding these run-off charges of $80.4 million to storm losses of $108.5 million and additions to reserves of $123.1 million the Group's 2005 financial performance was significantly impacted.

The Group's 2005 loss after tax was $178.9 million, and loss per share was $1.03. This resulted in net assets per share as at 31 December 2005 of $2.82 (£1.63 at an exchange rate of $1.73 = £1). These results are better than the Group's previously announced expected performance of a loss after tax of between $200 million and $240 million, loss per share of between $1.15 and $1.38 and net book value per share of between £1.45 and £1.58.

The run-off charges taken reflect the Group's revised strategy and expected future performance. They include a restructuring charge of $22.4 million, which primarily relates to current and expected redundancy costs, a loss of $20.8 million on commutation of an aggregate excess reinsurance contract and write-off of deferred tax of $17.0 million.

The Group also experienced some reserve additions in 2005 with a second half charge of $88.4 million in addition to the $34.7 million recorded in the first half. These charges reflect adverse reserve development to insurance and reinsurance business in the US, Europe and London.

Outlook
Alea began 2005 as a conventional insurance and reinsurance Group. As we enter 2006 Alea's focus is to continue the successful transition to a business model designed to preserve value and execute run-off. I believe we have the strategic plan, technical and managerial talent, and processes to preserve value and return cash to our shareholders.

Mark L Ricciardelli
Chief Executive Officer
3 April 2006

Alea's focus in 2006 is to continue the successful transition to a business model designed to preserve value and execute run-off.

- Gross premiums written of $997.5 million[1] (2004: $1,582.6 million), with the reduction reflecting the impact of rating agency actions and entry into run-off.
- Loss after tax in 2005 of $178.9 million (2004: $4.3 million).
- Combined ratio[2] of 126.1% (2004: 104.2%).
- Net asset value of $2.82 per share[3] (2004: $4.07).
- Basic and diluted loss per share of $1.03 (2004: $0.02).[4,5]
- Investment income of $89.1 million (2004: $68.6 million).
- Net reserve additions of $123.1 million (2004: $93.7 million).
- Total storm losses of $108.5 million (2004: $51.4 million).
- Total run-off charges of $80.4[6] million, including redundancy costs, deferred tax write-off and the cost of commuting an aggregate excess contract.
- Net gain of $61.1 million[7] recorded in respect of renewal rights transactions.
- No dividend proposed in respect of the 2005 financial year.
- 2005 performance complies with the financial covenants under the Group's bank credit agreement.

These results have been prepared on the going concern basis. The Directors believe this is the appropriate basis as set out in the going concern section of the Financial Review.

Notes

1: Except where specifically indicated all statements refer to the 12 months ended 31 December 2005 or 2004.
2: Combined ratio is the aggregate of the expense and loss ratio. Expense ratio is acquisition and other operating expenses and restructuring costs less fee income as a percentage of net insurance premium revenue. The loss ratio is net insurance claims as a percentage of net insurance premium revenue.
3: £1.63 at an exchange rate of $1.73=£1.
4: Loss after tax as a percentage of weighted average equity shareholders' funds.
5: Weighted average number of ordinary shares of 173.9 million (2004: 174.6 million).
6: Includes restructuring costs of $22.4 million, write-off of an aggregate excess contract of $20.8 million, deferred tax write-off of $17.0 million, pre-paid retrocession costs of $12.7 million and costs of aborted capital raising of $7.5 million.
7: Representing the Directors' valuation at fair value of the business sold. This reflected the discounted estimated future cash flows arising from the renewal volumes of premiums written over the next five years. If actual payments differ from these estimates adjustments will be required to future earnings. To date the Group has received $19.2 million of the estimated $61.1 million.

FINANCIAL REVIEW

The 2005 income statement was affected by a number of factors. These are summarised below:

	Year ended 31 December 2005	
	Loss/gain items $'million	Net assets per share $
Reserve additions		
European casualty reinsurance	(49.8)	(0.29)
US casualty reinsurance	(42.4)	(0.24)
Other	(30.9)	(0.18)
Total reserve additions	**(123.1)**	**(0.71)**
Storm activity:		
Hurricane Katrina	(59.5)	(0.35)
Windstorm Erwin	(19.7)	(0.11)
Hurricane Wilma	(12.4)	(0.07)
European storms and floods	(9.4)	(0.05)
Hurricane Rita	(7.5)	(0.04)
Total storm activity	**(108.5)**	**(0.62)**
Run-off charges		
Restructuring costs	(22.4)	(0.13)
Aggregate excess contract commutation	(20.8)	(0.12)
Deferred tax written-off	(17.0)	(0.10)
Pre-paid retrocession premiums	(12.7)	(0.07)
Terminated capital raise	(7.5)	(0.04)
Total run-off charges	**(80.4)**	**(0.46)**
Net realised gain on sale of renewal rights	**61.1**	**0.35**
Total	**(250.9)**	**(1.44)**

Going concern
The Company's borrowings include a $150 million bank term loan and a $50 million bank revolver facility with its lending bank syndicate. These arrangements are subject to two financial covenants which require that the Group maintains a minimum adjusted consolidated tangible net worth and a minimum debt to total capitalisation ratio. If the Group were to breach either one of these covenants, the lenders would have the right to demand early repayment of these loans in advance of the scheduled repayment date of September 2007.

The Group has met these minimum requirements at 31 December 2005 on the basis of the Group's balance sheet at that date, and based on the Group's current projections, the Directors believe that the Group will continue to be able to service these borrowings, comply with the financial covenants and repay or refinance these amounts when they fall due. However, both the balance sheet and the projections reflect assumptions made by the Directors that are subject to material uncertainty which may cast significant doubt as to whether the Group will be able to continue as a going concern. In particular:

- The fair value recorded in the balance sheet of the proceeds arising from the sale of renewal rights depends on assumptions as to the level of future premium income written by the purchasers of those renewal rights;
- The level of insurance reserves recorded in the balance sheet depends on actuarial assumptions relating to the likelihood of insured events occurring, the quantum of claims (that have occurred, whether reported or not) and the time when claim payments fall due; and

- The availability to the Company of funds to repay the loans depends on the successful execution of the Group's run-off strategy and its insurance subsidiaries obtaining regulatory approval to make intra-group distributions or loans as well as the two significant balance sheet assumptions set out above.

The Group is in an ongoing dialogue with the lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise. Preliminary run-off plans have been presented to regulators in each relevant territory and the Group expects to maintain continuous and open dialogue with them. On the basis of the above, the Directors believe that the Company will be able to repay, renew or renegotiate bank funding as necessary during the remaining term of the loans, and in any case on maturity of the loans in September 2007, and therefore it is appropriate to prepare the financial statements on a going concern basis. The financial statements do not include any adjustments that would be necessary if the going concern basis was not appropriate.

Reserves and claims

2005 Catastrophe activity

2005 was a challenging year for the industry and the Group. Storms in the Gulf of Mexico and Europe produced record losses for the industry. Alea was not immune to these events. Total pre-tax storm losses in 2005 were $108.5 million (2004: $51.4 million). The split of losses, which are shown net of reinsurance and include reinstatement premiums are shown in the above table.

Reserves

Total gross reserves before discount and claims handling provisions at 31 December 2005 were $2,531.9 million, an increase of 16% over 31 December 2004 ($2,189.2 million). On a net basis after reinsurance and discount, this reduces to $1,429.4 million, an increase of 28% (2004: $1,114.7 million). This is analysed below:

	31 December 2005 $'million	**31 December 2004 $'million**
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	2,531.9	2,189.2
Discount	(133.4)	(140.5)
Claims handling provisions	30.4	21.2
Total	**2,428.9**	**2,069.9**
Reinsurance		
Provision for claims outstanding, reported and not reported	1,016.3	999.2
Discount	(16.8)	(44.0)
Total reinsurers' share of claims outstanding	**999.5**	**955.2**
Claims outstanding, net of reinsurance		
Before discount	1,546.1	1,211.2
Discount	(116.7)	(96.5)
Claims outstanding net of reinsurance	**1,429.4**	**1,114.7**

The following table presents the Group's booked gross loss and loss expense reserves before claims handling provision as at 31 December 2005 by class of business.

$'million	General liability	Motor	Workers' comp.	Professional	Property	MAT	Total
1999 and prior	115	57	38	2	35	101	348
2000	41	16	14	27	12	25	135
2001	40	17	22	24	7	15	125
2002	44	36	11	58	11	7	167
2003	54	63	8	45	14	5	189
2004	74	85	14	72	41	1	287
2005	25	81	4	32	206	2	350
Reinsurance reserves	**393**	**355**	**111**	**260**	**326**	**156**	**1,601**
Insurance reserves	**269**	**92**	**234**	**40**	**44**	**-**	**679**
Total reserves	**662**	**447**	**345**	**300**	**370**	**156**	**2,280**

The table excludes $252 million of gross reserves which are primarily structured settlements relating to the former Canadian branch.

The following table analyses Alea's gross reserves between incurred but not reported (IBNR) and case at 31 December 2005. The insurance and reinsurance splits are in-line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	Insurance	Reinsurance	Total
Case	35%	49%	45%
IBNR	65%	51%	55%
Total	**100%**	**100%**	**100%**

Adverse development

The Group's expected loss development is determined by the Group's internal actuaries based on historical claims analysis and projected trends. Actual reported losses may vary from expected loss development. Generally, as an underwriting year matures, the level of newly reported claims decreases.

In 2005 the Group's adverse development was due to the following principal factors:

- Actual loss emergence during 2005 was higher than expected, especially for reinsurance reserves in 2002 and prior underwriting years.
- The Group's claims and underwriting audits of ceding companies, continued to conclude that ceding company case reserve adequacy had been relatively weaker for underwriting years 2002 and prior.
- The Group selectively reassessed underwriting and pricing analysis for recent underwriting years (2003 and 2004).

In the 12 months ended 31 December 2005 the Group increased its reserve estimates for prior years by $123.1 million (2004: $93.7 million). Before discount, the increase was $129.2 million (2004: $112.1 million). Of the $129.2 million:

- $36.2 million resulted from the legacy portfolios in Europe (Rhine Re) and London (Imperial Re) of which approximately $9 million related to asbestos and environmental liability. The Group has exhausted the limits of the aggregate excess stop loss reinsurance purchased to provide adverse reserve development protection on these portfolios.
- $79.2 million resulted from the underwriting years of 2000 through 2002 for which the industry has experienced continued adverse development (including some of the Group's ceding companies).
- $11.9 million resulted from a re-assessment of underwriting and pricing assumptions for underwriting years 2003 and 2004, focusing on programmes and ceding companies which experienced higher than expected reported claims.
- $1.9 million related to other factors.

The six major reinsurance accounts which contributed over 50% of adverse development in 2004 and the first half of 2005 did not show further significant adverse development in the second half of 2005.

88% of the 2005 reserve additions relate to the Group's reinsurance portfolio. Reinsurance operations by their nature add further complications to the reserving process, particularly to casualty business, where there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgement is required to establish reserves for ultimate losses in reinsurance operations.

The following table presents the adverse prior year loss development of the Group's claims outstanding and claims handling expense reserves net of reinsurance and before discount for the 12 months ended 31 December 2005 for each of the underwriting years indicated.

Increase in claims outstanding net of reinsurance $'million	**Year ended 31 December 2005**			
	Insurance	**Pre-discount Reinsurance**	**Total**	**Post discount Total**
Underwriting years 1999 and prior	0.0	38.1	38.1	36.7
Underwriting year 2000	0.2	26.1	26.3	35.5
Underwriting year 2001	3.0	23.3	26.3	21.5
Underwriting year 2002	6.9	19.8	26.7	17.6
Underwriting year 2003	1.3	2.9	4.2	4.2
Underwriting year 2004	3.7	3.9	7.6	7.6
Total	**15.1**	**114.1**	**129.2**	**123.1**

FINANCIAL REVIEW CONTINUED

Loss reserve discount

The table above also presents the aggregate prior year development for unpaid loss and loss expense reserves net of reinsurance in 2005 after application of the discount.

Under existing UK GAAP as permitted by IFRS 4, categories of claims provisions where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which is not exceeding that expected to be earned by assets covering the provisions. As at 31 December 2005 25% of the Group's gross reserves were discounted at a rate of 4.5%. The remaining reserves were not discounted. The application of the discount reduced the 2005 net total prior year development by $6.1 million.

As at 31 December 2005 the Group's total net discount was $116.7 million. This is expected to reduce towards zero over the next five to ten years. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement.

Reserves additions analysed by class

The following table presents the 2005 loss development by major product line for both insurance and reinsurance, before reinsurance protection and discount:

Line of business	Insurance	Reinsurance
Professional lines	(20%)	22%
General liability including credit	141%	29%
Workers' compensation	12%	17%
Marine, aviation and transport	0%	22%
Motor	(22%)	8%
Property	(11%)	2%
Total	**100%**	**100%**

Historical ultimate loss ratios ('ULR')

The ULR is an actuarial estimate of total claims to the point of final settlement as a percentage of gross ultimate premiums. It excludes expenses. The table below shows the ULR as of 31 December 2005 for proportional and non-proportional US casualty reinsurance, gross of reinsurance and prior to discounting. The Group's US casualty reinsurance ULR shown in the table below is the aggregate ULR for Alea North America, Alea London and Alea Bermuda. The table also shows aggregate ULR for Alea Europe.

Underwriting year	**US casualty proportional** %	**US casualty non-proportional** %	**Europe** %
1995	-	-	65.9%
1996	-	-	74.4%
1997	-	-	91.7%
1998	-	-	107.7%
1999	161.3%	125.7%	136.2%
2000	117.7%	175.5%	96.8%
2001	81.0%	114.0%	81.4%
2002	70.4%	94.0%	74.5%
2003	63.7%	65.8%	53.7%
2004	60.2%	69.3%	56.2%
2005	61.4%	68.7%	73.6%

Income statement

Gross premiums written and net insurance premium revenue

Gross premiums written ('GPW') in 2005 reduced by 37% to $997.5 million (2004: $1,582.6 million). In 2004, GPW through Bristol West, (a large motor reinsurance contract) was $149.4 million. Unearned premiums of $56.5 million relating to this contract were carried forward into 2005. However, as the contract was commuted with effect from 1 January 2005, these premiums have been recorded as a reduction to GPW in the 2005 income statement with no adjustment to net insurance premium revenue.

Excluding Bristol West from both 2004 and 2005 the Group's GPW in 2005 was 26% lower at $1,054.0 million compared to the $1,433.2 million recorded in 2004. This underlying reduction reflected a significant tailing-off of business in the second half of 2005 due to concerns from brokers and cedants as a result of rating agency actions. GPW in the second half of 2005 was $142.2 million compared to $589.4 million in the second half of 2004.

Net insurance premium revenue reduced by 8% to $1,086.7 million in 2005 (2004: $1,182.1 million). The lower reduction compared to GPW reflects the earning patterns of the Group and consequently the impact of relative premium growth in 2004 and the first part of 2005 (after adjusting for Bristol West) and, to a lesser extent, 2003.

Premiums written generally take three years to earn through the income statement. These patterns differ by business class and operational unit. Overall, they approximate to 40% in the first year, 55% in the second and 5% in the third. As at 31 December 2005, the Group had net unearned premiums of $385.5 million.

The Group has assessed its 31 December 2005 deferred acquisition cost asset (DAC) of $107.0 million (2004: $198.1 million) as fully recoverable and as a result has not recorded any DAC write-offs in its 2005 income statement.

Except where required by law the Group intends to write no new or renewal business in 2006.

Fee income

Fee income in 2005 was $3.0 million, (2004: $4.2 million). Fee income represents income arising on structured reinsurance and insurance contracts without significant transfer of insurance risk. These contracts are accounted for on a deposit accounting basis.

Investment income and realised gains and losses

Investment income in 2005 was $89.1 million, 30% ($20.5 million) higher than the $68.6 million recorded in 2004. The growth recorded reflects a 3.8% investment income in 2005 on average invested assets of $2,375 million compared to a 3.5% investment income in 2004 on average invested assets of $1,951 million.

Net realised gains on financial assets were $0.7 million in 2005 compared to $5.3 million in 2004.

Net realised gains on sale of renewal rights

The Group completed three renewal rights transactions in the fourth quarter of 2005. These have been accounted for as net realised gains on sale of renewal rights of $61.1 million, which is marginally ahead of the Group's earlier estimate of between $35 million and $60 million, and represents the directors' valuation at fair value of the business sold. This reflects the discounted estimated future cash flows arising from the renewal volumes of premiums written over the next five years. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. If actual payments differ from these estimates adjustments will be required to future earnings.

The table below summarises each transaction:

Transaction	Completion date	2005 income ($'million)
London/Canopius	5 Dec 2005	8.0
AAR/AmTrust	14 Dec 2005	47.0
Europe/SCOR	19 Dec 2005	6.1
Total		**61.1**

To date the Group has received $19.2 million of the estimated $61.1 million.

Combined ratio

The combined ratio for 2005 is 126.1% (2004: 104.2%). The ratio is the aggregate of the expense and loss ratio. The expense ratio is acquisition and other operating expenses and restructuring costs less fee income as a percentage of net insurance premium revenue. The loss ratio is insurance claims net of reinsurance as a percentage of net insurance premium revenue. The 21.9 percentage point negative movement consists of a 12.7 percentage point negative movement in the loss ratio to 84.6% and a 9.2 percentage point negative movement in the expense ratio to 41.5%.

Insurance claims and loss adjustment expenses

The loss ratio of 84.6% is 12.7 percentage points worse than the 71.9% recorded in 2004. This reflects the combined impact of storm activity, run-off charges and adverse reserve development. Catastrophe activity and adverse reserve development is noted above.

The 2005 loss ratio includes a $20.8 million charge as a result of the commutation of the Inter-Ocean aggregate excess contract. As a result of the commutation the Group received $8.4 million in cash. At the point of commutation the coverage provided by the contract had been exhausted. No further payments to, or from, Inter-Ocean will be made under these arrangements.

In addition the Group wrote off $12.7 million relating to pre-paid retrocession premiums.

Expenses

The Group's expense ratio increased by 9.2 percentage points to 41.5% reflecting a 4.4 percentage point increase in the acquisition expense ratio and a 2.7 percentage point increase in the other operating expense ratio. Restructuring costs of $22.4 million added 2.1 percentage points to the expense ratio.

The increase in the acquisition ratio reflects that the rate of reduction in net insurance premium revenue in the second half of the year exceeded the rate at which the Group's fixed acquisition costs (i.e. non-commission costs such as underwriters' salaries) reduced.

Similarly the increase in the Group's other operating expense ratio reflects a lower rate of reduction in fixed costs compared to net insurance premium revenue in the second half of the year.

The cost of the Group's terminated capital raising plans was $7.5 million.

Restructuring costs
Restructuring costs in 2005 were $22.4 million. The number of staff employed by the Group has reduced from 409 when the Group entered run-off in the fourth quarter to 229 at present. The Group anticipates headcount at the end of 2006 will be less than 200 and will further reduce in line with reserves and invested assets.

Total paid and provided for redundancy costs in 2005 were $19.5 million. The restructuring provision also includes $2.9 million of other costs relating to the impairment of property and licenses.

Results of operating activities
In 2005, results of operating activities were a loss of $132.2 million compared to a profit of $23.7 million in the same period in 2004 reflecting the above.

Finance costs
Finance costs include investment expenses and debt interest. In 2005 total finance costs were $19.9 million, compared to $11.6 million recorded in the same period in 2004. The majority of the increase reflects the cost of servicing the $120 million hybrid trust preferred securities which were issued in December 2004 and January 2005.

Loss before income tax
Loss before income tax was $152.1 million in 2005 compared to a profit of $12.1 million in 2004. This reduction reflects the change in the results of operating activities noted above.

Income tax expense
The income tax charge in 2005 was $26.8 million, compared to $16.4 million in the same period in 2004. The 2005 charge includes a $17.0 million write-off of the Group's deferred tax assets to reflect uncertainty over future profitability.

Loss on operating activities after income tax
Loss on operating activities after income tax in 2005 was $178.9 million, compared to a loss of $4.3 million in 2004.

Loss per share
Basic and fully diluted operating loss per share for 2005 was $1.03 per share (2004: $0.02).

Dividend
The Company will not be paying a dividend for the 2005 financial year.

Balance sheet

Total assets

Total assets as at 31 December 2005 decreased by 5% to $4,185 million from $4,400 million at 31 December 2004.

Net assets

Net assets (shareholders' funds attributable to equity interests) at 31 December 2005 were $490.4 million (2004: $716.5 million). Net assets per share were $2.82 (2004: $4.07). At an exchange rate of $1.73= £1, net assets per share were £1.63.

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital. The investment portfolio does not currently consist of equity or real estate investments, but the Group may in the future invest in other asset classes on a modest basis as part of a continuing conservative investment strategy.

At 31 December 2005, the value of available for sale investments was $2,206 million, compared to $2,015 million at 31 December 2004. The increase primarily reflects net cash from operating activities of $111.2 million.

Of total invested assets $2,149 million is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $57 million include predominantly mutual funds invested in fixed income securities.

Asset class	31 December 2005	31 December 2004
US government	25%	27%
US mortgage	24%	18%
EU and Switzerland government and corporate	16%	16%
US corporate	11%	11%
Asset backed securities	6%	6%
US municipalities	3%	10%
Canadian government and provinces	2%	3%
Cash and other	13%	9%
Total	**100%**	**100%**

At 31 December 2005, the Group's investment portfolio had an average duration of 2.9 years (2004: 3.1 years).

In 2005 the Group achieved a total gross return on the investment portfolio of 2.7% (2004: 3.6%). The investment return comprised 3.8% investment income (2004: 3.9%), 0.0% realised gains (2004: 0.1%) and 1.1% unrealised losses (2004: 0.4%) on average invested assets of $2,375 million (2004: $1,951 million).

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at the end of 2005 the pledges covered assets of $384.9 million (2004: $247.6 million). In addition $102.5 million (2004: $53.9 million) is held as statutory deposits for local regulators and a further $775.9 million (2004: $872.6 million) is held in trust for the benefit of North American policy holders including $301.5 million (2004: $432.1 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company.

As at 31 December 2005 the Group held Société d'Investissement à Capital Variable ('SICAV') of $51.4 million (2004: $45.8 million) pledged for the benefit of French and Belgian cedants. These SICAVs are mutual funds invested in European fixed income securities with average credit quality of AAA and duration of approximately five and a half years.

Reinsurance recoverables

Reinsurance recoverables are analysed between two large aggregate excess contracts with Overseas Partners ('OPL') and Max Re respectively and other smaller reinsurance contracts. The Group commuted its aggregate excess contract with Inter-Ocean Ltd in the fourth quarter of 2005. Details of the impact of the commutation on the 2005 income statement are noted above.

Aggregate excess contracts

OPL contract

The OPL contract is an adverse development reinsurance agreement between Alea London Limited and Overseas Partners Limited dated 31 December 1999 that provides cover of up to $85 million for business incepting on, or prior to 31 December 1999 (but excluding certain specified risks such as asbestos) in excess of Alea London Limited's agreed retention of $101.9 million.

Max Re contract

The Max Re contract is an excess of loss agreement effective 1 January 2001 between Max Re and Alea Europe Ltd, Alea London Limited, Alea North America Insurance Company, Alea (Bermuda) Ltd and the Company that provides cover in respect of the period from 1 January 2001 through 31 December 2003 for worldwide business written during the period (with certain exceptions) equal to $1,727 million of insurance premium revenue with a limit equal to the lesser of 16.5% of total net insurance premium revenue over the period or $285 million, with the cover subject to agreed loss attachment points.

The table below shows certain amounts recoverable and collateral deposits under each of these agreements at 31 December 2005.

2005 $'million	Amount recoverable	Discount	Net amount	Collateral
OPL contract	63.6	0.0	63.6	47.4
Max Re contract	279.7	(11.3)	268.4	279.7

The OPL contract is collateralised through deposits received. The deposits increase each year through the allocation of interest charged on the collateral. The overall value of the reinsurance recovery under the contract is reassessed each year and any adjustments made are processed through the income statement as increases or reductions to the change in reinsurers' share of provision for claims.

The Max Re contract is collateralised through trust funds and letters of credit which do not appear on the Group's balance sheet but which provide security for the amounts due to the Group by that company. The trust funds are held in AA rated securities. In addition all unearned premiums paid by the Group to Max Re are also collateralised through trust funds.

Other reinsurance recoverables

Excluding the above contracts, the reinsurers' share of claims outstanding in respect of the other reinsurance contracts at 31 December 2005 was $667.5 million (2004: $526.4 million). The Group holds a doubtful debt provision of $10.2 million (2004: $7.6 million). In addition the Group holds offsetting balances of $185.0 million (2004: $136.7 million) made up of collateral provided by the reinsurer or amounts payable to the same reinsurer, leaving total net balances due of $479.0 million at 31 December 2005 (2004: $382.1 million).

As of 31 December 2005, 96% (2004: 97%) of the net balances due are in respect of entities rated A and above, of which 8% (2004: 4%) is with AAA rated entities, 64% (2004: 72%) is in respect of AA rated entities and 24% (2004: 21%) is in respect of A rated entities. The 10 largest reinsurers had net amounts due ranging from $12.5 million to $113.1 million and were all rated at A or above. The three largest recoveries are all against AA rated Canadian life insurance companies with recoverables between $50.9 million and $113.1 million.

Reinsurers rated BBB or lower have increased from 3% to 4% for the twelve month period to 31 December 2005. Provisions for doubtful debts are made where the Group considers that full recoveries against BBB and lower reinsurers may not be made.

Capital management

Financing facilities

The Group raised $100 million of hybrid capital in December 2004 and a further $20 million in early January 2005. This capital is in the form of 30-year hybrid trust preferred securities priced at LIBOR plus 285 basis points.

The Group had a $200 million term loan outstanding and an unused $50 million revolver facility with a syndicate of banks in place at 1 January 2005. In February 2005, the Group's $200 million term loan was reduced by $50 million, with the reduction funded from the Group's $50 million unused revolver. At year end 2005, the Group had $150 million outstanding under its term loan facility and $50 million outstanding under its revolver facility.

The Group's bank facilities are subject to restrictive covenants including tangible minimum net equity, debt-to-capitalisation ratio limitations, limitations on granting of liens, payments of dividends, other disposition of assets, increased indebtedness and distribution of assets.

Liquidity and cash flow

Cash inflows from operating activities primarily consist of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash flow from operating activities was $111.2 million (2004: $423.7 million). The reduction on prior year includes a $78.7 million outflow in the first quarter of 2005 relating to the commutation of the Bristol West contract.

The net decrease in cash was $74.4 million (2004 increase of $28.4 million). This is after net cash used in investing activities of $175.3 million (2004: $498.8 million) and net cash used in financing activities of negative $10.2 million (2004: net cash inflow of $103.4 million). As a result the Group's cash and bank overdraft at the end of 2005 was $117.0 million (2004: $193.6 million).

Intra-group arrangements
The Group manages a number of different intra-group arrangements designed to ensure that each local balance sheet retains risk commensurate with its capital base. The principal means of achieving this is by arranging capacity through internal quota shares primarily with Alea Bermuda. For 2002 to 2005 underwriting years the Group has put in place a 70% quota share to Alea Bermuda of Alea North America's insurance and reinsurance business. For 2001 to 2005 underwriting years there is a 35% quota share arrangement from Alea London to Alea Europe. There is a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda. For 2002 to 2005 underwriting years, there is an intra-group aggregate excess of loss contract from Alea Europe to Alea Bermuda.

Credit ratings
On 8 September 2005 Standard and Poor's ("S&P") lowered its long-term counter party credit and insurer financial strength ratings on the Group to BBB+ from A-. The downgrade followed the publication of the Group's interim results on 31 August 2005 which did not meet S&P's expectations. On 5 December 2005, S&P lowered its long-term counter party credit and insurer financial strength ratings on the Group to BBB from BBB+. The downgrade followed the placement of Alea London into run-off following sale of renewal rights to Canopius announced on the same day. On 14 February 2006 S&P affirmed the Group's credit rating at BBB (stable outlook). At the same time the ratings were withdrawn at management's request.

On 23 September 2005 A.M. Best lowered the Group's financial strength rating from A- to B++ due to concerns over the Group's risk adjusted capitalisation. On 30 January 2006 A.M. Best downgraded the Group's financial strength rating to B from B++ and the issuer credit rating to BB from BBB due to the Group's entry into run-off and expected poor operational performance. At the same time the ratings were withdrawn at management's request.

Kirk H Lusk
Group Chief Financial Officer
3 April 2006

BOARD OF DIRECTORS

John Reeve (61) is Non-Executive Chairman. Mr Reeve was Executive Chairman of Willis Group Limited from November 1995 until October 2000. Prior to this, Mr Reeve was Group Managing Director of Sun Life Corporation PLC and Sun Life Assurance Society PLC from 1989 to 1995, a member of the board of the Association of British Insurers from 1993 to 1995 and a member of the board of the International Insurance Society Inc. from 1993 to 2001. A chartered accountant, Mr Reeve is Chairman of Temple Bar Investment Trust PLC and is currently a Director of PEC Concerts Ltd., Lamarsh Services Ltd., Autologous Transfusion Ltd. and East London Business Alliance Charity and has held a variety of other executive and non-executive directorships in financial, industrial and charitable organisations.

Mark L Ricciardelli (53) is Group President and Chief Executive Officer. Mr Ricciardelli began his career in insurance with Travelers Insurance Company, following which he spent 11 years at the Swiss Re/North American Re group of companies, ultimately serving as Vice President. Mr Ricciardelli joined General Electric's Employers Reinsurance Corporation in 1989, where he held several leadership positions in the United States and Asia, most recently serving as President and Chief Executive Officer, Global Casualty. He has 30 years of industry experience. Mr Ricciardelli joined the Group in early 2004 as Group President and Chief Operating Officer, and was promoted to Group Chief Executive Officer in June 2004.

Timothy C Faries (39) is a Non-Executive Director and a partner and the Insurance Team Practice Leader at Appleby Spurling Hunter, Barristers & Attorneys, in Bermuda. He has been a partner at Appleby since 2000 and was an associate there from 1993 to 1999.

James R Fisher (50) is a Non-Executive Director and the managing member and majority owner of Fisher Capital Corp. LLC. From 1986 through March 1997, Mr Fisher was a senior executive at American Re Corporation and served most recently as Senior Vice President and Chief Financial Officer of American Re-Insurance Company ('American Re') and American Re Corporation, President of American Re Financial Products, and President and Chief Executive Officer of American Re Asset Management. Mr Fisher is also Chairman and CEO of Bristol West Holdings, Inc. and a Director of Willis Group Holdings Limited. Mr Fisher also serves as Chairman of the Audit Committee of the Company.

Todd A Fisher (40) is a Non-Executive Director and has been an executive of various KKR related entities since June 1993. Mr Fisher was an associate at Goldman Sachs & Co. from July 1992 to June 1993. He is also a member of the board of directors of Bristol West Holdings, Inc., Duales System Deutscheland AG, Rockwood Specialties, Inc. and Vendex KBB NV.

Perry Golkin (52) is a Non-Executive Director and has been an executive of various KKR related entities since March 1986. He is also a member of the board of directors of Bristol West Holdings, Inc., PRIMEDIA, Inc., Willis Group Holdings Limited and Rockwood Specialties, Inc.

Scott C Nuttall (33) is a Non-Executive Director and has been an executive of various KKR entities since November 1996. Mr Nuttall was with The Blackstone Group from January 1995 to November 1996. He is also on the board of directors of Willis Group Holdings Limited, Bristol West Holdings, Inc., Masonite International Corporation, Capmark Financial Group, Inc. and KKR Financial Corp.

R Glenn Hilliard (63) is a Non-Executive Director. Mr Hilliard is currently Chairman and Chief Executive Officer of Hilliard Group, LLC, and non-executive Chairman for Conseco, Inc., and effective 1 January 2005, Mr Hilliard was appointed as an independent trustee of Nations Separate Account Trust. He most recently served as Chairman and Chief Executive Officer of ING Americas until April 2003. Prior to this, Mr Hilliard was Chief Executive Officer from 1984 to 1989 and Chairman of the board of directors in 1989 of Liberty Life Insurance Company following which he was President and Chief Executive Officer of Security Life of Denver Insurance Company (an ING Company) from 1989 to 1993. In January of 1993, he was appointed President and Chief Executive Officer of ING America Life Corporation following which he held a succession of executive and non-executive offices in companies in the ING group. Mr Hilliard is a member of the American and South Carolina Bar Associations, and the Society of International Business Fellows.

Edward B Jobe (76) was appointed as an independent Non-Executive Director with effect from 17 September 2004. Mr Jobe spent 15 years in underwriting and marketing positions in the primary insurance industry before joining American Re-Insurance Company in 1963 as a facultative underwriter. During the subsequent 32 years he held various underwriting and management positions including Chairman and Chief Executive Officer of American Re Corporation and Chairman, President, Chief Executive Officer and Director of American Re-Insurance Company, until he retired on 1 January 1996. He then continued as a Director of American Re-Insurance Company until February 2004. In addition to serving as Vice Chairman of the American Institute for Certified Casualty and Property Underwriters and Reinsurance Association of America, he was the founding Chairman of the International Insurance Foundation and continues as Chairman Emeritus. This organisation works closely with insurance regulators in the developing markets to help them meet the challenges associated with an emerging private sector insurance industry. Mr. Jobe has resigned from the Board effective 20 April 2006.

DIRECTORS' REPORT

The Directors present their annual report and the audited consolidated financial statements for the year ended 31 December 2005.

Activities
The principal activities of the Group currently comprise the run-off of an existing portfolio of specialty insurance and reinsurance business. This business was acquired in prior years through four principal operating segments – Alea London, Alea Europe, Alea Alternative Risk and Alea North America. The Group entered into run-off of all four segments in the fourth quarter of 2005 following downgrade actions by the Group's rating agencies.

Financial Review
A review of developments during 2005 including information relating to important events affecting the Group since 31 December 2005, certain risks and uncertainties affecting the Group and its prospects for the future appears in the Financial Review on pages 8 to 19.

Information relating to the financial risk management objectives and policies of the Group is found in note 4 to the consolidated financial statements.

Going Concern
The Group has prepared the 2005 financial statements on the going concern basis. See the Financial Review and note 2 to the consolidated financial statements for further information.

Results for the year
The results for the year are set out on page 43.

Dividends
The Company is not paying a dividend for the 2005 financial year. Further, there can be no certainty as to either the value or timing of future payments to the Company's shareholders.

Directors
The Directors that served during the year are as follows:

John Reeve (Chairman) [1]
Mark L Ricciardelli (Group Chief Executive Officer) [2]
Amanda J Atkins [3]
Timothy C Faries [4]
James R Fisher [5]
Todd A Fisher [6]
Perry Golkin [7]
R Glenn Hilliard [8]
Edward B Jobe [9]
Scott C Nuttall [10]

1 Appointed as independent Non-Executive Chairman of the Board effective 19 November 2003. Re-elected on 24 June 2004. Chairman of the Nomination Committee and a member of the Audit Committee and the Remuneration Committee.

2 Appointed as an Executive Director on 24 June 2004. Re-elected on 2 June 2005.

3 Appointed as an Executive Director effective 19 November 2003. Re-elected on 24 June 2004. Resigned effective 15 March 2005.

4 Appointed as an independent Non-Executive Director effective 7 December 2001. Last re-elected on 2 June 2005. Member of the Nomination Committee.

5 Effective 19 November 2003 reappointed as a Non-Executive Director. Chairman of the Audit Committee.

6 Effective 19 November 2003 reappointed as a Non-Executive Director. Member of the Nomination Committee and the Remuneration Committee.

7 Effective 19 November 2003 reappointed as a Non-Executive Director. Member of the Nomination Committee and the Remuneration Committee.

8 Appointed as senior independent Non-Executive Director effective 19 November 2003. Last re-elected on 2 June 2005. Chairman of the Remuneration Committee and member of the Audit Committee.

9 Appointed as an independent Non-Executive Director on 17 September 2004. Last re-elected on 2 June 2005. Member of the Audit Committee. Resigned 20 March 2006, effective 20 April 2006.

10 Effective 19 November 2003 reappointed as a Non-Executive Director. Member of the Audit Committee.

Directors' interests

The Directors' beneficial interests in common shares of the Company as at 31 December 2005 were as follows:

Name of Director	No of common shares
Timothy C Faries	–
James R Fisher [1]	2,718,120
Todd A Fisher [2]	70,740,080
Perry Golkin [2]	70,740,080
R Glenn Hilliard	100,000
Edward B Jobe	27,000
Scott C Nuttall [2]	70,740,080
John Reeve	100,000
Mark L Ricciardelli	164,821

There have been no changes in these interests since 31 December 2005.

1 James R Fisher and Fisher Capital Corp. LLC are both limited partners of KKR Partners (International), Limited Partnership. James R Fisher is the majority shareholder and managing member of Fisher Capital Corp. LLC. KKR Partners (International), Limited Partnership is a registered shareholder in the Company and, as a result of the relationships set out above, James R Fisher is interested in the 2,568,520 common shares owned by KKR Partners (International), Limited Partnership or in some of such common shares. Additionally, Fisher Capital Corp. LLC is the registered holder of 149,600 common shares and James R Fisher's interest set out above includes his interest in these common shares.

2 Perry Golkin, Todd A Fisher and Scott C Nuttall are directors and Perry Golkin and Todd A Fisher are also shareholders of KKR 1996 Overseas, Limited. Perry Golkin, Todd A Fisher and Scott C Nuttall are limited partners of KKR Associates II (1996), Limited Partnership and limited partners in KKR Partners (International), Limited Partnership. KKR 1996 Overseas, Limited is the general partner of KKR Associates II (1996), Limited Partnership and of KKR Partners (International), Limited Partnership. KKR Associates II (1996), Limited Partnership is the general partner of KKR 1996 Fund (Overseas), Limited Partnership. KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership are registered holders of 68,171,560 and 2,568,520 common shares, respectively, and as a result of the relationships set out above these Directors are interested in the common shares owned by these entities or in some of such common shares.

This table does not include share options or restricted stock units held by Directors, details of which are set out in the Directors' remuneration report.

Re-election of Directors

The Company is proposing the reappointment of John Reeve and R. Glenn Hilliard as Directors, each of whom is retiring by rotation in accordance with the Company's Bye-laws. Messrs. Reeve and Hilliard are being recommended for re-election due to their recognized expertise in the (re)insurance industry and the quality of their service to the Company. Each of their Director's appointment letters are renewable on 13 November 2006 for an additional three year term, subject to the provisions of the Company's Bye-laws.

The Directors' service contracts including Non-Executive Directors' letters of appointment are available for inspection at Alea London Limited, The London Underwriting Centre, 53 Minster Court , London EC3R 7DD during normal business hours on any day (Saturday, Sunday and public holidays excepted) and at the place of the Annual General Meeting 15 minutes prior to and throughout the meeting.

Biographical and other details of these Directors are set out elsewhere in this report.

Employees

The Group places considerable value on the involvement of its employees and has continued to keep them informed of, and to solicit their opinions on, matters affecting them as employees and various factors affecting the performance of the Group. These objectives are achieved through various means, including global and local intranet sites providing daily news and other information about the Group and the insurance sector.

Payment to creditors

The Group's current policy concerning the payment of suppliers, excluding amounts due in respect of the transaction of insurance and reinsurance business, is to:

a) settle the terms of payment with suppliers when agreeing the terms of each transaction;

b) ensure that suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and

c) pay in accordance with its contractual and other legal liabilities.

Charitable and political contributions

During the year, charitable donations amounted to $23,077 (2004: $60,976). Laws of various jurisdictions impose prohibitions, limitations and/or restrictions on corporate political contributions and therefore no such contributions may be made on behalf of the Company without approval of the Group General Counsel. No such contributions were approved in 2005.

Purchase of own shares

Under contractual arrangements between the Company and certain Group employees, the Company has the right to repurchase shares in the Company held by such an employee at the end of their employment. During 2005 the Company made the following own share purchases pursuant to these arrangements with certain Group employees.

No of common shares	Aggregate purchase price	Aggregate nominal value	% of issued share capital
695,914	$2,495,936	$6,959	0.401 (as at 31 December 2005)

The Company is not required to obtain shareholder approval to authorise purchases of its own shares under Bermudan law.

Substantial shareholdings

The following persons, other than the Directors, had informed the Company of notifiable interests in 3% or more of the Company's issued share capital at the date of this report.

Name	No of common shares	% of issued share capital
KKR 1996 Fund (Overseas), Limited Partnership[1]	68,171,560	39.2
The State of Wisconsin, Investment Board	13,956,720	8.0
BACP Europe Fund II LP	6,978,360	4.0
CalPERS/PCG Corporate Partners, LLC	6,978,360	4.0

1 KKR Partners (International), Limited Partnership is the registered holder of a further 2,568,520 common shares. Taken together KKR and KKR Partners (International), Limited Partnership have an aggregate interest in 40.7% of the Company's issued share capital.

Auditors

Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

Approved by the Board of Directors and signed on behalf of the Board.

George P Judd
Group Secretary
3 April 2006

CORPORATE GOVERNANCE

Combined Code

As a Bermuda limited liability holding company, Alea Group Holdings (Bermuda) Ltd is subject to limited requirements relating to corporate governance disclosures under the United Kingdom Financial Services Authority's Listing Rules (the 'Listing Rules'). Nevertheless, the Directors place a degree of importance on the Combined Code, and provide the following comments on corporate governance matters in addition to their disclosure obligations under the Listing Rules.

There are no requirements under Bermuda law comparable to the Combined Code applicable to Bermuda limited liability holding companies.

Board operation

The authorities of the Board are set out clearly in the Company's bye-laws and are further supplemented by a formal prior review letter stating the items specifically reserved for decision by the Board or a duly authorised committee thereof. Matters reserved for the Board include approval of the Company's strategy and business plans, acquisitions and disposals, key appointments and other key business decisions.

Subject to the Bermuda Companies Act 1981, the bye-laws and to directions given by the shareholders in general meeting, the business and affairs of the Company are managed by the Board, which may exercise all of the powers of the Company, whether relating to the management of the business or not.

Directors are fully briefed in advance of Board and Committee meetings on all matters to be discussed and at Board meetings receive regular reports on the Group's financial position, key areas of the Group's business operations and other material issues.

The Board has a procedure through which Directors are able to take independent legal and financial advice in furtherance of their responsibilities. The Directors have access to the advice and services of the Group Secretary.

The Board held four meetings and members of the Board participated in numerous conference calls in 2005. In their capacity as Directors, Perry Golkin, Scott C Nuttall and Timothy C Faries (and his alternate) were each excused from one meeting.

On appointment, new Directors receive appropriate guidance on their duties and responsibilities.

Separate Chairman and Group Chief Executive Officer

The posts of Chairman of the Board and Group Chief Executive Officer are held by different Directors, namely, John Reeve and Mark L Ricciardelli, respectively. Mr Reeve is currently Chairman of Temple Bar Investment Trust PLC, and a director of PEC Concerts Ltd, Lamarsh Services Ltd., Autologous Transfusion Ltd. and East London Business Alliance Charity. The Board has determined that Mr Reeve's responsibilities do not detract from his commitment to the Group.

Board Committees

The Board has established Audit, Nomination and Remuneration Committees with formally delegated duties and responsibilities with written terms of reference which are available on the Group's website www.aleagroup.com. Minutes of all Board Committee meetings are formally recorded.

The Audit and Remuneration Committees each held three meetings in 2005. The Nomination Committee did not meet in 2005. In their capacity as Committee members all Committee members attended all meetings, other than Perry Golkin, who was excused from one Remuneration Committee meeting, Todd A Fisher who was excused from two Remuneration Committee meetings and Scott C Nuttall, who was excused from two Audit Committee meetings.

Audit Committee
The members of the Audit Committee are James R Fisher, R Glenn Hilliard, Edward B Jobe, Scott C Nuttall and John Reeve, all of whom are Non-Executive Directors. James R Fisher is Chairman of the Audit Committee. The Audit Committee will normally meet at least three times per year and senior management (including the Group Chief Financial Officer and the Group Chief Regulatory and Compliance Officer) and external auditors attend for part or all of each meeting. The auditors have unrestricted access to the Audit Committee and its Chairman. The Audit Committee considers all matters relating to financial controls and reporting, audits, the scope and results of the audits, and the independence and objectivity of the auditors. Edward B Jobe has resigned as a Director and will cease to be a member of the Audit Committee with effect from 20 April 2006.

The activities of the Audit Committee during 2005 included the following: review and assessment of the effectiveness of the Group's systems of internal control; discussions and approval of the internal audit plan and periodic assessments of progress against those plans, review of results of internal audits and underwriting health checks; discussion and review of the independence of the Group's auditors and planning for independent annual audit and interim review.

Nomination Committee
The members of the Nomination Committee are John Reeve, Timothy C Faries, Todd A Fisher and Perry Golkin, all of whom are Non-Executive Directors. John Reeve is Chairman of the Nomination Committee. Where votes of members of the Nomination Committee are evenly cast for and against, the relevant matter will be referred to, and decided by, the Board. The Nomination Committee meets as frequently as required and is responsible, among other things, for regularly reviewing the size, structure and composition of the Board and identifying and nominating new appointments to the Board.

Remuneration Committee
The members of the Remuneration Committee are R Glenn Hilliard, Todd A Fisher, Perry Golkin and John Reeve, all of whom are Non-Executive Directors. R Glenn Hilliard is the Chairman of the Remuneration Committee. The Chairman is the senior independent Board member and has a casting vote where votes of members of that committee are evenly cast for and against. The Remuneration Committee normally meets as frequently as required, and is responsible, among other things for making recommendations to the Board on remuneration policy for Executive Directors, senior executives and the Chairman and within the framework agreed with the Board determining the individual elements of the compensation of Executive Directors and the Chairman and, in consultation with the Chief Executive Officer, senior management.

The Remuneration Committee is authorised to commission its own independent reviews of remuneration policy to ensure that the policy reflects good practice and remains in line with market rates. In this connection the Remuneration Committee commissioned Hewitt Associates LLC ("Hewitt"), an independent consultant, to review the Group's retention program in light of the Group's self-managed run-off strategy. As a result of that study, the Remuneration Committee recommended and the Board adopted certain proposed retention arrangements for critical staff. Hewitt does not provide any other services to the Group other than advice to the Remuneration Committee.

Details of Directors' remuneration are provided in the Directors' remuneration report.

Independence of Directors

Four independent Non-Executive Directors have been appointed to the Board, one of whom, John Reeve, is the independent Non-Executive Chairman of the Board and another, R Glenn Hilliard, is the senior independent Non-Executive Director. The Company has a total of nine Directors, consisting of one Executive Director and eight Non-Executive Directors. Of the eight Non-Executive Directors, James R Fisher, Todd A Fisher, Perry Golkin and Scott C Nuttall are deemed by the Board not to be independent of KKR due to their connections with, and interests in various KKR related entities, including Kohlberg Kravis Roberts & Co., LP, KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership. Timothy C Faries, R Glenn Hilliard, Edward B Jobe and John Reeve are deemed by the Board to be independent. Edward B Jobe has resigned as a Director and will cease to be a member of the Board on 20 April 2006.

The Board does not believe that fees paid to Appleby Spurling Hunter ('ASH') in connection with legal services provided to the Group ($302,227 in 2005) compromise the independence of Timothy C Faries, a partner in ASH, nor does the Board believe that John Reeve's position as a limited partner in KKR Partners III Limited Partnership compromises his independence.

Director appointments

The Board shall not number more than 11 Directors without the prior written approval of KKR 1996 Fund (Overseas), Limited Partnership, or Kohlberg Kravis Roberts & Co. L.P. This consent will terminate on Kohlberg Kravis Roberts & Co., LP and KKR Partners (International), Limited Partnership (the 'KKR Affiliates') or KKR 1996 Fund (Overseas), Limited Partnership, when taken together, ceasing to hold common shares representing at least 10% of the common shares from time to time issued. At each Annual General Meeting, one third of the Directors who are subject to retirement by rotation, or, if their number is not three or a multiple of three, the number nearest to, but not less than, one third, shall retire from office provided that if there are fewer than three Directors who are subject to retirement by rotation, one shall retire from office. A retiring Director shall be eligible for re-election or reappointment. The provisions in the bye-laws relating to the retirement of Directors by rotation do not apply to a KKR Director (defined below). The quorum necessary for Board meetings is any two Directors of which at least one Director must be a KKR Director.

Whilst the KKR Affiliates or KKR 1996 Fund (Overseas), Limited Partnership, when taken together, hold common shares representing: (a) at least 20% of the common shares from time to time issued, KKR shall be entitled to appoint (and remove and reappoint) four Non-Executive Directors, or (b) 15% or more but less than 20% of the common shares from time to time issued, KKR 1996 Fund (Overseas), Limited Partnership shall be entitled to appoint (and remove and reappoint) three Non-Executive Directors, or (c) 10% or more but less than 15% of the common shares from time-to-time issued, KKR 1996 Fund (Overseas), Limited Partnership shall be entitled to appoint (and remove and reappoint) two Non-Executive Directors. Any Non-Executive Director appointed pursuant to these rights is referred to as a 'KKR Director'. Each of the Board and the Company by a resolution of the shareholders in general meeting may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the Board, but the total number of Directors may not exceed any maximum number fixed in accordance with the bye-laws.

A Director (other than a KKR Director) may be removed by a resolution of the shareholders at any general meeting convened in accordance with the bye-laws, which require that the relevant Director has been served with not less than 28 days' notice of the resolution and has the right to be heard at the meeting on the motion for removal.

For purposes of the next Annual General Meeting, John Reeve and R Glenn Hilliard shall retire by rotation and are eligible for re-election. Messrs. Reeve and Hilliard are being recommended for re-election due to their recognised expertise in the (re)insurance industry and the quality of their service to the Company.

Relations with shareholders

During 2005, the Group maintained a dedicated Investor Relations Department to facilitate communication with institutional investors and a programme of meetings between Executive and Non-Executive Directors and its major investors and regular dialogue with them throughout the year. Going forward, and in light of the implementation of the run-off strategy, the Group has designated the Group Chief Financial Officer or in his absence, the Group Chief Executive Officer as responsible for investor relations. The Group is committed to the principle of effective communication with investors. The Group publishes results half-yearly and normally invites institutional investors and analysts to presentations by the Company after the announcement of its interim and final results. These presentations are made available on the Company's website at www.aleagroup.com.

All shareholders are invited to the Annual General Meeting where there is an opportunity to ask questions of the Directors and express opinions. The Chairmen of each of the Board Committees are expected and the other Directors are encouraged to be present at the Annual General Meeting. Shareholders who are unable to attend or to ask a question in person, are invited to contact the Group in writing, or via its website. The Company provides for separate resolutions on issues in its Notice of Annual General Meeting and allows shareholders the option of vote withheld on a poll. The Notice of Annual General Meeting is despatched to shareholders at least 20 business days prior to the date of the meeting. Details of the voting by shareholders at general meetings are available on request.

The website is regularly updated and used to communicate information about the Group that is of interest to shareholders, and the public at large.

Risk management and internal control

The Board has overall responsibility for the Group's systems of risk management and internal control and for reviewing their effectiveness. The Company's Audit Committee, on behalf of the Board, regularly reviews the effectiveness of the framework of the Group's systems of internal control and the last review took place during 2005.

In light of the announced run-off of the Group's operations, substantial changes to the framework of internal controls have been implemented. The Group's revised risk management and control framework is designed to support the run-off strategy.

The main areas of this framework are set out as follows:

Run-off process

The Group's run-off strategy is focused on exiting all underwriting activities as soon as practicable and conducting an orderly run-off of existing liabilities. In this connection, a centralized Group function has been created to oversee an orderly exit from all remaining underwriting activities.

In addition oversight of claims management for all operations has been centralized at the Group level and dedicated teams have been established to progress commutations with reinsurance clients.

Controls and procedures are designed to ensure that the run-off can be managed such that policyholders receive an acceptable or agreed payment in respect of valid claims in compliance with all applicable rules and regulations and excess capital can be returned to the Group's capital providers. The Group has established metrics designed to measure success against these objectives.

Aggregation controls

The Group intends to utilize reinsurance to limit remaining exposures during the run-off period. The Group Chief Actuary working in conjunction with reinsurance specialists in London is responsible for evaluating and acquiring appropriate on-going protections for the Group.

Regulatory Compliance
The Group intends to operate the run-off at all times to maintain appropriate regulatory compliance and solvency in the multiple jurisdictions in which it operates. The Group Chief Regulatory and Compliance Officer working in conjunction with regulatory specialists and the Group General Counsel is responsible for regulatory compliance issues.

Financial management
As part of the run-off operations, the Chief Financial Officers of the local operations now report to the Group Chief Financial Officer. The Group will continue to hold regular meetings of its senior financial personnel worldwide to ensure that each Group operation is fully aware of the Group's financial reporting regime and financial control framework.

Risk management
For 2005 the Group's risk management programme encompassed an enterprise risk management function and an internal audit function.

In 2006 the Group's risk management programme has been revised to focus on progress of run-off activities against the Group's run-off plan.

The Group's risk management programme provides an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. The risk management programme has been designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, not absolute, assurance against material misstatements or loss arising. The risk management programme was designed and implemented with regard to both the United Kingdom Turnbull and the United States Committee of Sponsoring Organisations (COSO) guidance.

Enterprise risk management function
The enterprise risk management process is designed so as to integrate with the strategic planning process, as derived from the Group's run-off plans and objectives. Significant risks and associated mitigation activities are linked to strategic objectives articulated in the business plans to ensure plan cohesiveness.

Reports are provided periodically to the Board, its Audit Committee and senior management.

Internal audit
In 2005 the internal audit function reported directly to and operated with formal written terms of reference approved by the Audit Committee. The Audit Committee approved the annual internal audit plan articulating areas for review and audit and ensured the application of audit principles in accordance with the aforementioned terms of reference.

For 2006, due to changes in the Group's operations and resources, in lieu of a separate internal audit function, the Company intends to periodically engage internal resources or third party providers to perform audits and/or reviews. These audits and/or reviews will be conducted under the supervision of the risk management department and results will be provided directly to the Audit Committee and the Group's external auditors. The Audit Committee will consider at least annually whether there is a need for a separate internal audit function and make recommendations to the Board of Directors as to the need for such a function.

In addition, the risk management function tracks and reports periodically on the resolution of outstanding issues to the Audit Committee.

Management of financial risks
The Group's approach to the management of certain other financial risks is detailed in note 4 to the consolidated financial statements.

Directors' responsibility for the financial statements
The details of the Directors' responsibility for the preparation of the financial statements are set out in the statement of Directors' responsibilities.

Auditor independence
Each year the Audit Committee formally considers the performance of the external auditors prior to recommending to the Board the proposal of a resolution to shareholders at the Annual General Meeting concerning the appointment and remuneration of auditors. One of the key items in this review is to ensure that there are no matters that would compromise the independence of the auditors or affect the performance of their statutory duties. Deloitte & Touche LLP similarly consider whether there are any relationships between themselves and the Group that could have a bearing upon their independence and confirm, in writing, to the Group their independence.

In a number of areas Deloitte & Touche LLP were engaged as advisors by management during the year. The Board is satisfied that none of these engagements gave rise to problems with auditor independence or other potential conflicts of interest. To reinforce the need to ensure independence, all requests at any level of the organisation to engage outside advisors to provide financial and/or auditing services must be pre-approved by the Group Chief Financial Officer. A full statement of the fees paid for audit and non-audit services is provided in note 11 to the financial statements.

Social, environmental and ethical matters
The Board values its dialogue with institutional shareholders and their representative bodies which, taken together with the breadth of experience that the Board collectively holds, facilitates awareness of significant social, environmental and ethical concerns that stakeholders may have about the Group.

Employee practice
The Group is committed to providing equal opportunities in all aspects of employment irrespective of sex, race, colour, age, religion, sexual preference, marital status, national origin, disability, ancestry, political opinion, or any other basis prohibited by the laws that govern its operations. Employment practices are based on ability and performance.

Health and safety
The Group is committed to providing and maintaining safe and healthy working conditions in accordance with the relevant statutory requirements for all employees and in this connection the Group makes every effort to comply with applicable occupational health and safety laws in all jurisdictions where the Group operates, and to ensure that employees and other workers engaged in the business of the Group are aware of their own responsibilities with regard to health and safety at work.

Environmental
As a financial services company the Group believes it has a relatively low impact on the environment through the operation of its business. Recycling initiatives are in place in its offices in Switzerland, the United Kingdom and the United States.

Standards of business conduct
The Group has adopted a Code of Conduct that is communicated to all staff throughout the Group. The Code of Conduct sets out values and standards of conduct staff are expected to follow to protect the Group's reputation and achieve its objectives. The Code is supported by a range of policies, which implement its requirements.

The Group operates a worldwide Employee Financial Complaint Reporting programme whereby staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The programme is administered by an independent third party and coordinated internally by the risk management function. Procedures have been implemented such that all reports of improprieties are appropriately reported to the Board through the Audit Committee and that sufficient investigation of any allegation is conducted. To date there have been no reports under the programme.

Significant differences between the Company's Corporate Governance practices and those set out in the UK Combined Code on Corporate Governance (the "Code")

As a Bermudan incorporated company listed on the London Stock Exchange the Company is not required to comply with the Code, however in accordance with the Listing Rules it is required to identify significant differences between its corporate governance practices and those set out in the Code. The Board considers that the significant ways in which the corporate governance practices of Alea Group Holdings (Bermuda) Ltd differ from those set out in the Code are as follows:

- Board and Committee Composition:
  The Code principles prescribe that a Company should have a balance of Executive and Non-Executive Directors such that no individual or small Group of individuals can dominate the Board's decision making, and that at least half the Board, excluding the Chairman, comprise independent Non-Executive Directors.

  Excluding the Chairman, three of the remaining eight Directors are independent Non-Executive Directors, four are Non-Executive KKR Directors and one is an Executive Director. From 20 April 2006, following the resignation of Edward B Jobe, two of the remaining seven Directors will be independent Non-Executive Directors and half the Board will comprise Directors elected by KKR.

  Half the Nomination Committee and Remuneration Committee membership and a majority of the Audit Committee membership comprises independent Non-Executive Directors. From 20 April 2006, half the Audit Committee membership will comprise independent Non-Executive Directors.

  However the senior independent Non-Executive Director as Chairman of the Remuneration Committee has a casting vote on this committee when votes are evenly cast giving independent Non-Executive Directors a majority of the voting rights on this Committee.

  The Code requirement is that independent Non-Executive Directors comprise the whole of the Audit and Remuneration Committee membership and the majority of the Nomination Committee membership.

- Performance Evaluation:
  The Board does not conduct a formal annual performance evaluation of itself, its committees or its individual members including the Chairman.

- Retirement of Directors by Rotation:
  In accordance with the Company's Bye-laws the KKR Directors (James R Fisher, Todd A Fisher, Perry Golkin and Scott C Nuttall) are not subject to retirement by rotation.

- Shareholder Approval of Long Term Incentive Plans:
  Except with respect to share based plans, the Board of Directors does not request approval of the shareholders of the Company's long term incentive plans.

DIRECTORS' REMUNERATION REPORT

This report sets out the remuneration policies for the Company's Directors and key management, details the remuneration earned by the Directors during the years ended 31 December 2005 and 31 December 2004 and contains other relevant information.

Details given of the remuneration received during the reporting period for each of the Executive and Non-Executive Directors include Directors' interests in share awards and options (total number of options granted, performance criteria, if any, exercise price, exercise period, vesting criteria) and Restricted Stock Units ('RSUs') (number granted, vesting periods).

The Remuneration Committee
Details of the Remuneration Committee's membership and terms of reference are set out in the corporate governance report.

Remuneration policy
The Group's remuneration policy has been adjusted to take into consideration the Group's announced self-managed run-off strategy. The Group seeks to provide remuneration and retention packages appropriate for a run-off operation in each market in which the Group operates in order to retain high calibre employees and encourage and reward superior performance in a manner which is consistent with the interests of all stakeholders.

In the past, in order to align senior executives' longer-term interests with those of shareholders, shares and options were awarded with benefits that vest over a number of years and/or are based on the fulfilment of certain conditions. These share and option schemes have been discontinued and no further awards are contemplated.

Salary and bonuses
The information below details the Directors' fees earned, basic salary paid, bonus paid and the monetary value of all other benefits for each person who held office at any time during the year.

	Fees/Basic salary		**Bonus**		**Benefits**		**Total**	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Director's name	**$'000s**	$'000s	**$'000s**	$'000s	**$'000s**	$'000s	**$'000s**	$'000s
Chairman								
John Reeve	**138**	138	**Nil**	Nil	**Nil**	Nil	**138**	138
Executive Directors								
Amanda J Atkins[1]	**113**	556	**1,125**	734	**46**	92	**1,284**	1,382
Mark L Ricciardelli[2]	**750**	278	**550**	Nil	**37**	21	**1,337**	299
Non-Executive Directors								
Timothy C Faries[3]	**48**	48	**Nil**	Nil	**Nil**	Nil	**48**	48
James R Fisher [4]	**70**	70	**Nil**	Nil	**Nil**	Nil	**70**	70
Todd A Fisher [5]	**55**	55	**Nil**	Nil	**Nil**	Nil	**55**	55
Perry Golkin [5]	**55**	55	**Nil**	Nil	**Nil**	Nil	**55**	55
R Glenn Hilliard	**80**	80	**Nil**	Nil	**Nil**	Nil	**80**	80
Edward B Jobe [6]	**55**	16	**Nil**	Nil	**Nil**	Nil	**55**	16
Scott C Nuttall [5]	**55**	55	**Nil**	Nil	**Nil**	Nil	**55**	55

Base salary
The base salary for an Executive Director is reviewed periodically by the Remuneration Committee in line with comparators within peer organisations. The Remuneration Committee engaged the assistance of Hewitt, its expert independent remuneration consultant in this respect in 2005.

Bonus

The Group discontinued its broad based discretionary bonus scheme for performance years 2004 and 2005. Limited merit based bonuses were paid in 2005 for performance year 2004. No bonuses will be paid in 2006 based on 2005 year performance. Bonus amounts appearing in the directors' remuneration report reflect the amounts paid in 2005 and 2004 in each case in respect of the previous financial year.

Going forward the Board intends to utilize bonuses to incentivise employees to manage the run-off operations within plan targets, taking into consideration the need for management continuity and the time required to effect the strategy. In this connection, the Board has consulted with Hewitt and has determined to implement a new bonus scheme for certain members of key management including its Executive Director. The actual bonus awarded will depend on a combination of financial and personal performance in relation to the Group's run-off objectives, as defined by the Remuneration Committee (including commutation of reinsurance treaties at a savings to book value) and paid out ratably over three years. It is anticipated that this program will also act as an ongoing retention mechanism for key management personnel that perform well.

Certain key management personnel have received retention bonuses which generally pay lump sum amounts equal to 6 to 12 months salary on dates 6 to 12 months, respectively, following the award if the employee remains employed until such date unless the employee is involuntarily separated from the Group other than for cause.

In connection with an employment agreement dated 22 March 2004, entered into when joining the Group, Mr Ricciardelli received a $500,000 sign on bonus prior to becoming a Director of the Company and hence this bonus is not reflected in the table above. Mr Ricciardelli received a $550,000 bonus in 2005 as guaranteed by the terms of his employment agreement. If Mr Ricciardelli's employment is terminated by the Company except for cause, he is entitled to any unpaid bonus he would have received based upon achievement of planned performance through the date of termination as determined by the Remuneration Committee.

Pension benefits

Following a decision on 26 June 2000, the Company only operates defined contribution schemes whereby the cost to the Company is restricted to the proportion of eligible remuneration it contributes for the benefit of the Executive Directors and employees. With the exception of the Supplemental Defined Contribution Plan and the Contractual Pension Contribution Promise, each described below, all such defined contribution schemes are managed by independent third parties.

Ms Atkins had a Contractual Pension Contribution Promise which amounted to a maximum of 20% of basic salary per annum, subject to contribution limits applied in relevant tax jurisdictions. If, and to the extent that, part of a contribution exceeds applicable tax limits the balance of the payment was to be paid into a funded unapproved retirement benefits scheme, or to the employee in cash, as the Company determined.

The Company has created a Supplemental Defined Contribution Plan for the benefit of Mr Ricciardelli, whereby for so long as Mr Ricciardelli is employed with the Company or any Company affiliate, for each fiscal year an account established by the Company for the benefit of Mr Ricciardelli shall be credited with an amount, if any, equal to the excess of (i) twenty percent (20%) of Mr Ricciardelli's base salary over (ii) the total amounts credited to Mr Ricciardelli's 401(k) matching account and the Company Profit-Sharing Account under the Alea North America 401(k) Savings Plan in respect of such fiscal year.

In 2004, the Company purchased an annuity for the benefit of Mr Ricciardelli to replace the expected value of pension amounts that would have accrued had he remained with his previous employer, which shall be payable on 23 November 2011 in a lump sum with a minimum cash value of $500,000. The cost to the Company to purchase the annuity was $718,859, including a tax gross-up amount of $292,935.

The pension contributions made for the benefit of Executive Directors who held office at any time during the year were as follows:

	Pension contributions	
	2005	2004
Director's name	**$'000s**	$'000s
Amanda J Atkins [1]	**159***	107
Mark L Ricciardelli [2]	**163**	833

* See also Payments to former Executive Director

The Company does not provide pension benefits to Non-Executive Directors.

Share options

Details of all share option movements for any Director having share options who held office during any part of the year are as follows:

Year Ended 31 December 2004

Director's name	Date of grant	Plan name	As at 1 January 2005	Options granted	Options lapsing	As at 31 December 2005	Exercise period from	Exercise period to	Exercise price	Vesting
Amanda J Atkins	19.05.00	2002 Stock and Option Plan	810,400	Nil	Nil	810,400	19.05.01	19.05.10	$3.22	Time
Amanda J Atkins	04.04.03	2002 Stock and Option Plan	35,060	Nil	14,024	21,036	04.04.04	04.04.13	$4.30	Time
Amanda J Atkins	04.04.03	2002 Stock and Option Plan	35,060	Nil	14,024	21,036	04.04.04	04.04.13	$4,30	Time
Amanda J Atkins	20.04.04	Executive Option and Stock Plan	150,000	Nil	30,000	120,000	20.04.05	20.04.14	£2.325	Time
James R Fisher [7]	19.05.00	Separate Award	231,720	Nil	Nil	231,720	19.05.00	19.05.15	$3.22	On grant
James R Fisher [7]	19.12.01	Separate Award	232,620	Nil	Nil	232,620	19.12.01	19.12.16	$4.30	On grant
Mark L. Ricciardelli	25.03.04	Executive Option and Stock Plan	659,284	Nil	Nil	659,284	25.03.05	25.03.14	£2.495	Time
Mark L. Ricciardelli	24.03.05	Executive Option and Stock Plan	Nil	175,000	Nil	175,000	24.03.06	23.03.15	£1.86	Time

No options were exercised during the course of the year. The market price of shares trading on the London Stock Exchange at the close of business on 30 December 2005 was 104 pence, and the range during 2005 was 100 pence to 212.5 pence.

Terms of options

All currently outstanding options are currently time-vesting. Time-vesting options for Executive Directors have historically vested at 20% per annum over a five-year period but the grant on 24 March 2005 vests in its entirety on the third anniversary of the date of grant. A portion of the share options awarded in 2003 under the 2002 Stock and Option Plan were performance options. The Company met all necessary performance criteria in 2003 and such options now vest rateably over a five-year period commencing 4 April 2003. Typically, unvested options for Executive Directors expire immediately upon termination of employment and vested time-vesting and performance-vesting options expire after a period following termination of employment. Such period until expiry varies based upon the nature of termination, with termination due to death or disability allowing a longer exercise period than resignation. All vested options granted to Executive Directors under the 2002 Plan and the Executive Plan to date other than the grant made on 24 March 2005 have been made subject to a call right of the Company exercisable on termination of employment. This call right expires on the fifth anniversary of the first date that the Executive Director acquired options in the Company, with any appreciation thereon subject to recapture based upon the reason for the Executive Director's termination and the length of service.

In line with institutional guidelines the number of options granted under the Executive Option and Stock Plan in any rolling 10 year period may not exceed 10 per cent of the ordinary share capital of the Company at the time. There are no formal individual participation limits under the Company's share option, RSU or share award plans, but the annual aggregate awards and individual awards to Executive Directors are within the discretion of the Remuneration Committee.

Under the 2002 Stock and Option Plan, if there is a change of control, all unvested options that have not expired or been cancelled will become immediately exercisable in full. A 'change of control' means, and shall be deemed to have occurred if (i) Kohlberg Kravis Roberts & Co., L.P. (KKR), its affiliates and the management group (which includes all employee and related party investors) shall at any time not own, in the aggregate, directly or indirectly, beneficially or of record, at least 35% of the outstanding voting equity of the Company (other than as a result of one or more widely distributed offerings of common stock of the Company, in each case whether by the Company or by KKR, its affiliates or the management group) and/or (ii) any Person or Persons (as such terms are defined below) shall at any time have acquired direct or indirect beneficial ownership of a percentage of the outstanding voting equity of the Company that exceeds the percentage of such voting equity then beneficially owned, in the aggregate, by KKR, its affiliates or the management group, unless, in the case of either clause (i) or (ii) above, KKR, its affiliates and the management group have, at such time, by contract, written proxy or other written evidence of voting power, the collective right or the ability to elect or designate for election a majority of the Board of Directors of the Company. 'Person' means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature. 'Persons' means two or more persons acting together as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Company.

Under Parts B and C of the Executive Option and Stock Plan, the Board has discretion to accelerate the vesting of all options in certain circumstances including a change of control of the Company pursuant to, or followed by, a takeover offer, a court sanctioned scheme of arrangement, or a winding up of the Company. In these instances the accelerated options would lapse one month after their acceleration. If a demerger or special dividend is proposed which in the opinion of the Board would affect the value of the Company's shares to a material extent the Board has discretion to allow options to be exercised for a period before or after such event. In such circumstances the Board may also in its discretion, and acting fairly and reasonably, determine that any performance condition attaching to an option has been satisfied.

Lapse of options

Options awarded typically expire and cease to be exercisable 10 years after the date such option is granted (although the Board has agreed to extend such term by an additional five years for James R Fisher and an additional three months in other circumstances), and terminate earlier if the participant's employment or service terminates prior to the end of such option term.

Restricted Stock Units
Details of all RSU awards for any Director having been awarded RSUs are as follows:

					Year ended 31 December 2005	
Director's name	Plan name	As at 1 January 2005	RSUs granted	RSUs lapsing	As at 31 December	Vesting
Mark L Ricciardelli	Executive Option and Stock Plan	70,918	Nil	Nil	70,918	Time

Mr Ricciardelli was awarded RSUs valued at the date of grant at US$325,000 (US$4.5828 per share), based on the average of the middle market quotation of shares in the Company on each of the five dealing days, immediately before the date of grant. This award was intended as compensation for restricted shares forfeited by Mr Ricciardelli upon his departure from his previous employer. Each RSU entitles Mr Ricciardelli to one fully paid share in the Company upon vesting. The RSUs shall vest on the following terms, which are similar to those of the restricted stock forfeited by Mr Ricciardelli: 25% on 31 December 2005, 25% on 31 December 2007 and 50% on 31 December 2012. Mr Ricciardelli has elected to defer receipt of his vested RSUs at 31 December 2005 until after the publication of the Company's Annual Report and Accounts.

Agreement with a former Executive Director regarding Shares and Options
In connection with the termination of the employment of Amanda Atkins described below, on 6 April 2005, the Company purchased 35,060 Common Shares held by Ms Atkins in accordance with the terms of her Stockholders' Agreement at the closing price of a Common Share on the London Stock Exchange on 31 March 2005. The Company did not call the remaining 202,600 Common Shares held by Ms Atkins and released the applicable contractual transfer restrictions. Subject to the terms of the applicable plan, the 810,400 vested options over Common Shares granted to Ms Atkins on 19 May 2000 will remain exercisable for their full ten-year term and did not lapse as a result of the termination of Ms Atkins' employment. 70,120 Options granted to Ms Atkins on 4 April 2003 as well as 150,000 granted in 2004 continued to vest in accordance with their terms and the Company can call them as they vest at the closing price per Common Share on the London Stock Exchange on the 31 March immediately preceding the vesting date. Any such options that have an exercise price that exceeds such closing price on the 31 March immediately preceding the vesting date will be forfeited. During 2005, options over 58,048 shares of Common Stock were forfeited in accordance with these terms.

Directors' service contracts
Mark L Ricciardelli is employed under a contract of employment which is governed by New York law and is terminable by either party upon a maximum 12 months' notice.

Dismissal of Mr Ricciardelli without notice and in the absence of specific grounds may require compensation payments equivalent to allowances and benefits that would have been due during the notice period.

Non-Executive Directors, other than the KKR Directors, who have no fixed term of appointment, are appointed for fixed terms of three years commencing from the first Annual General Meeting following appointment. All Non-Executive Directors' appointments are terminable upon one month's notice by either party, without entitlement for compensation for loss of office.

Directors' remuneration

Mark L Ricciardelli is not separately compensated for his services as an Executive Director of the Company. The following remuneration has been approved for the Non-Executive Directors pursuant to their letters of appointment. Non-Executive Directors receive no benefits other than their fees and do not participate in any incentive plans. The Company has agreed to reimburse each Director his reasonable expenses in the performance of his duties.

Timothy C Faries

Timothy C Faries is entitled to an annual fee of $40,000 payable together with an additional annual fee of $7,500 in respect of the Director's membership of the Nomination Committee.

James R Fisher

James R Fisher is entitled to an annual fee of $40,000 payable together with an additional annual fee of $30,000 in respect of the Director's office of Chairman of the Audit Committee. In addition, the Company pays annual management fees to Fisher Capital Corp. LLC as detailed in note 37 to this Report.

Todd A Fisher

Todd A Fisher is entitled to an annual fee of $40,000 payable together with additional annual fees of $7,500 in respect of the Director's membership of the Nomination Committee and $7,500 in respect of the Director's membership of the Remuneration Committee.

Perry Golkin

Perry Golkin is entitled to an annual fee of $40,000 payable together with additional annual fees of $7,500 in respect of the Director's membership of the Nomination Committee and $7,500 in respect of the Director's membership of the Remuneration Committee.

R Glenn Hilliard

R Glenn Hilliard is entitled to an annual fee of $50,000 payable together with additional annual fees of $15,000 in respect of the Director's membership of the Audit Committee and $15,000 in respect of the Director's office as Chairman of the Remuneration Committee.

Edward B Jobe

Edward B Jobe is entitled to an annual fee of $40,000 payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee.

Scott C Nuttall

Scott C Nuttall is entitled to an annual fee of $40,000 payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee.

John Reeve

John Reeve is entitled to an annual fee of $100,000 in respect of the office of Chairman of the Board payable together with additional annual fees of $15,000 in respect of the Director's membership of the Audit Committee, $15,000 in respect of the Director's office as Chairman of the Nomination Committee and $7,500 in respect of the Director's membership on the Remuneration Committee.

Payments to former Executive Director

Amanda Atkins (the former Executive Vice President, Finance and Operations, Group Financial Officer and an Executive Director of the Company) resigned as an Executive Director on 15 March, 2005. Pursuant to a compromise agreement dated 15 March 2005, effective 5 April 2005 in consideration for full and final settlement of all claims in relation to her employment, Ms Atkins received a total compensation payment of $1,682,076, including $1,125,491 bonus amounts included as a bonus payment for Ms Atkins in the salary and bonus chart above. In addition, Ms Atkins received a payment of $32,111 which related to 15 days' accrued holiday. Further, remaining amounts due to Ms Atkins under the Contractual Pension Contribution Promise were settled with a payment to Ms Atkins of an amount equal to $131,604.

Notes to the Directors' remuneration report

1 Amanda J Atkins was the Group Chief Financial Officer and was appointed to the Board on 19 November 2003. Ms Atkins resigned from such positions on 15 March 2005. All amounts shown in the tables represent the relevant amounts earned, paid or declared for the period during which she served on the Board of Directors. See Payments to Former Directors for amounts paid in connection with Ms Atkins separation from the Company.

2 Mark L Ricciardelli was appointed Group President and Chief Executive Officer and a Director of the Board on 24 June 2004. All amounts shown in the tables represent the relevant amounts earned, paid or declared for the period during which he served on the Board of Directors.

3 The Company pays fees for legal and corporate administrative services provided by Appleby Spurling Hunter, a law firm of which Timothy C Faries is a partner; however, the Company reports only amounts paid directly to Mr Faries in connection with his Board membership.

4 The figures for James R Fisher do not include $350,000 of annual management fees paid to Fisher Capital Corp. LLC, a company of which James R Fisher is managing member and majority owner and thus deemed to have a beneficial interest.

5 The figures for Todd A Fisher, Perry Golkin and Scott C Nuttall do not include $750,000 of annual management fees paid to Kohlberg Kravis Roberts & Co. LP, a company of which Messrs Fisher, Golkin and Nuttall are executives.

6 Edward B Jobe was appointed as a Non-Executive Director on 17 September 2004 and received pro-rated fees for performance of his Board and Committee duties in 2004. Mr Jobe resigned on 20 March 2006, effective 20 April 2006.

7 Fisher Capital Corp. LLC, a company of which James R Fisher is managing member and majority owner and thus deemed to have a beneficial interest, received options and acquired shares outside of the 2002 Stock and Option Plan.

This report was approved by the Board of Directors on 3 April 2006.

R Glenn Hilliard
Chairman of the Remuneration Committee

STATEMENT OF THE DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and the financial statements. The Bermudan Companies Act 1981 permits the Company and its subsidiaries (together, the 'Group'), to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 46 in accordance with International Financial Reporting Standards (IFRS) and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effect of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements.' In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are required to:

- Properly select and apply accounting policies, including whether to prepare financial statements on a going concern basis;
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- Provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors have elected to make some Directors' remuneration disclosures, although the Company is eligible for an exemption from making such disclosures.

The Corporate Governance report sets out governance disclosures the Directors have elected to make as well as those required in accordance with United Kingdom Listing Rules of the Financial Services Authority.

The Directors are responsible for the maintenance and integrity of the Group's website. Legislation in the United Kingdom and Bermuda governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF ALEA GROUP HOLDINGS (BERMUDA) LTD

We have audited the financial statements of Alea Group Holdings (Bermuda) Ltd for the year ended 31 December 2005 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 46. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 90 of the Bermuda Companies Act 1981. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the financial statements have been properly prepared in accordance with the Bermuda Companies Act 1981. We report to you if, in our opinion, the directors' report is not consistent with the financial statements. We also report to you if the company has not kept proper accounting records or if we have not received all the information and explanations we require for our audit.

We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with IFRSs, of the state of the group's affairs as at 31 December 2005 and of the group's loss for the year then ended; and

- the financial statements have been properly prepared in accordance with the Bermuda Companies Act 1981.

Emphasis of matter - going concern

In forming our opinion, which is not qualified, we have considered the adequacy of the disclosure made in note 2 to the financial statements concerning the company's ability to continue as a going concern. The company has borrowings which are subject to covenants. Compliance with those covenants at the year end and in the future is based on the estimates in the balance sheet and cash flow projections. Both of these are prepared on the basis of assumptions that are subject to material uncertainty. These conditions, along with the other matters explained in note 2 to the financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the company's ability to continue as a going concern. The financial statements do not include the adjustments that would result if the company was unable to continue as a going concern.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
3 April 2006

Notes: An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

THE FINANCIAL STATEMENTS

Contents

Consolidated income statement

	Notes	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Gross Premiums Written	7	997,528	1,582,640
Revenue			
Premium revenue		1,347,768	1,468,593
Premium ceded to reinsurers		(261,026)	(286,484)
Net insurance premium revenue	7	1,086,742	1,182,109
Fee income	7	3,006	4,203
Investment income	8	89,138	68,583
Net realised gains on financial assets	9	672	5,349
Net realised gains on sale of renewal rights	5	61,079	-
Total revenue	7	1,240,637	1,260,244
Expenses			
Insurance claims and loss adjustment expenses		1,146,589	1,024,158
Insurance claims and loss adjustment expenses recovered from reinsurers		(227,320)	(174,762)
Net insurance claims	7, 10	919,269	849,396
Acquisition costs	7	335,788	315,124
Other operating expenses	11, 12	95,435	71,980
Restructuring costs	6	22,354	-
Total expenses		1,372,846	1,236,500
Results of operating activities	7	(132,209)	23,744
Finance costs	13	(19,892)	(11,690)
(Loss)/profit before income tax	7	(152,101)	12,054
Income tax expense	14	(26,827)	(16,396)
Loss for the year		(178,928)	(4,342)

Earnings per share for loss attributable to the equity shareholders of the Company during the period:

Earnings per share on operating activities

Basic ($)	16	(1.03)	(0.02)
Diluted ($)	16	(1.03)	(0.02)

Consolidated balance sheet

	Notes	As at 31 December 2005 $'000	As at 31 December 2004 $'000
ASSETS			
Property, plant and equipment	17	9,908	13,603
Intangible assets	18	8,479	9,778
Deferred acquisition costs	19	107,000	198,059
Financial assets			
Equity securities			
- available for sale	20	161	947
Debt securities			
- available for sale	20	2,205,532	2,014,802
Loans and receivables including insurance receivables	21	678,158	893,384
Deferred tax assets	22	997	28,760
Reinsurance contracts	24	1,057,639	1,046,990
Cash and cash equivalents	23	116,962	193,628
Total assets		4,184,836	4,399,951
LIABILITIES			
Insurance contracts	24	2,872,456	2,878,778
Borrowings	25	316,631	296,391
Derivative financial instruments		-	97
Provisions	26	17,562	-
Other liabilities and charges	27	37,145	31,139
Trade and other payables	28	447,648	472,415
Deferred tax liabilities	22	1,878	-
Current income tax liabilities		1,087	4,621
Total liabilities		3,694,407	3,683,441
Net assets		490,429	716,510
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	29, 30	1,737	1,744
Other reserves	29	692,831	732,142
Retained loss	29	(204,139)	(17,376)
Total equity		490,429	716,510

Approved by the Board of Directors on 3 April 2006 and signed on its behalf by:
Kirk H Lusk
Group Chief Financial Officer

Consolidated cash flow statement

	Notes	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Cash generated from operations	34	114,453	430,880
Income tax paid		(3,271)	(7,191)
Net cash from operating activities		111,182	423,689
Cash flows from investing activities			
Purchase of property, plant and equipment		(6,656)	(7,226)
Proceeds on sale of property, plant and equipment		2,343	20
Cash payments to acquire equity and debt securities		(2,612,771)	(2,866,464)
Cash receipts from sales of equity or debt securities		2,351,715	2,310,191
Net amounts outstanding for securities		(2,087)	1,687
Cash receipts from income from interest and dividends		92,123	63,030
Net cash used in investing activities		(175,333)	(498,762)
Cash flows from financing activities			
Repurchases of ordinary shares		(2,135)	(1,534)
Proceeds from issuance of trust preferred securities		20,000	100,000
Proceeds from borrowings		-	200,000
Repayments of borrowings		-	(180,788)
Dividends paid to Company's shareholders		(12,203)	(5,237)
Capital raising fees		240	(3,873)
Interest paid on borrowings		(16,103)	(5,127)
Net cash used in financing activities		(10,201)	103,441
Net (decrease)/increase in cash and bank overdrafts		(74,352)	28,368
Cash and bank overdrafts at beginning of year		193,628	159,735
Exchange (losses)/gains on cash and bank overdrafts		(2,314)	5,525
Cash and bank overdrafts at end of year		116,962	193,628

Consolidated statement of recognised income and expense

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
(Loss)/profit on revaluation of available-for-sale investments	(20,519)	9,257
Exchange differences on translation of foreign operations	(4,934)	4,654
Tax on items taken directly into equity	(2,120)	1,484
Net (loss)/profit recognised directly into equity	(27,573)	15,395
Transfers		
Transfers to profit and loss on sale of available-for-sale investments	(6,074)	(13,823)
Tax on items transferred from equity	669	2,331
Total transfers net of tax	(5,405)	(11,492)
Loss for the year	(178,928)	(4,342)
Total recognised income and expense for the period	(211,906)	(439)

NOTES TO THE FINANCIAL STATEMENTS

1 General information

Alea Group Holdings (Bermuda) Ltd (the "Company") and its subsidiaries (collectively the "Group") were engaged in the business of underwriting insurance and reinsurance risks. The Group operates through five principal operating segments representing London market business, North American alternative risk, North American reinsurance, Continental European reinsurance and financial services. In 2005 the Group ceased to write new business and placed all operations into run-off. Although the Group has disposed of the renewal rights for Alea Alternative Risk, Alea London and Alea Europe and placed all operations into run-off, the Group will continue to service claims relating to business written during 2005 and prior for the foreseeable future. As such, it considers it appropriate to continue to recognise all amounts as relating to continuing operations.

The Company is registered in Bermuda and is listed on the London Stock Exchange. As such it is required to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company and the Group to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and the related notes 1 to 46 in accordance with International Financial Reporting Standards ("IFRS") and Article 4 of the EU International Accounting Standards ("IAS") Regulation. Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2 Basis of preparation

The financial statements, as required by the Listing Rules of the United Kingdom's Financial Services Authority (FSA), have been prepared on the basis of IFRS recognition and measurement principles which are applicable at year end 2005.

The consolidated financial statements are presented in thousands of US dollars, rounded to the nearest thousand. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments which have been classified as available for sale and financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in making estimates and assumptions that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgement about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the periods in which the estimates are revised if the revisions affect only those periods or in the periods of the revision and future periods if applicable.

Judgements made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustments in following years are discussed below.

As IFRS are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 pending completion of the second phase of the IASB's project on insurance contracts, accounting policies for insurance contracts have been selected with primary consideration to existing UK GAAP as permitted by IFRS 4. The annual basis of accounting has been applied to all classes of business.

NOTES TO THE FINANCIAL STATEMENTS

2 Basis of preparation (continued)

Going concern basis
The Company's borrowings include a $150 million bank term loan and a $50 million bank revolver facility with its lending bank syndicate. These arrangements are subject to two financial covenants which require that the Group maintains a minimum adjusted consolidated tangible net worth and a minimum debt-to-total-capitalization ratio. If the Group were to breach either one of these covenants, the lenders would have the right to demand early repayment of these loans in advance of the scheduled repayment date of September 2007.

The Group has met these minimum requirements at 31 December 2005 on the basis of the Group's balance sheet at that date, and based on the Group's current projections, the Directors believe that the Group will continue to be able to service these borrowings, comply with the financial covenants and repay or refinance these amounts when they fall due. However, both the balance sheet and the projections reflect assumptions made by the Directors that are subject to material uncertainty which may cast significant doubt as to whether the Group will be able to continue as a going concern. In particular:

- The fair value recorded in the balance sheet of the proceeds arising from the sale of renewal rights (see note 5) depends on assumptions as to the level of future premium income written by the purchasers of those renewal rights;

- The level of insurance reserves (see note 4 and 24) recorded in the balance sheet depends on actuarial assumptions relating to the likelihood of insured events occurring, the quantum of claims (that have occurred, whether reported or not) and the time when claim payments fall due; and

- The availability to the Company of funds to repay the loans depends on insurance subsidiaries obtaining regulatory approval to make intra-group distributions or loans as well as the two significant balance sheet assumptions set out above.

The Group is in an ongoing dialogue with the lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise. Preliminary run-off plans have been presented to regulators in each relevant territory and the Group expects to maintain continuous and open dialogue with them. On this basis, the Directors believe that the Company will be able to repay, renew or renegotiate bank funding as necessary during the remaining term of the loans, and in any case on maturity of the loans in September 2007, and therefore that it is appropriate to continue to prepare these financial statements on a going concern basis. The financial statements do not include any adjustments that would be necessary if the going concern basis was not appropriate.

These consolidated financial statements have been prepared in accordance with the accounting policies in force for the year ending 31 December 2005. A summary of the principal accounting policies is provided in Note 3.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRS.

The accounting policies have been applied consistently by all Group entities.

First time adoption of IFRS
The Group's financial statements for the year ended 31 December 2005 will be the first annual financial statements that comply with IFRS.

The Group has applied IFRS 1, First Time Adoption of International Financial Reporting Standards, in preparing these consolidated annual financial statements. The Group's transition date is 1 January 2004 and as such an opening IFRS balance sheet has been prepared at that date. Consequently, 2004 comparative information has been restated under these new accounting standards. The Group has accordingly restated its previously reported 2004 consolidated results and financial position which were prepared under UK GAAP.

In order to make the transition to IFRS easier, IFRS 1 allows some exemptions from full retrospective application of certain standards. In preparing these consolidated annual financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Group is permitted to continue with its existing GAAP in relation to accounting for insurance contracts.

However, IFRS 4 does prohibit the recognition as a liability of provisions for future claims that are not in existence at the reporting date such as the Claims Equalisation Provision established by Alea's UK operating company in accordance with UK Company Law, but considers such segregated amounts to be appropriately classified as a non-distributable reserve within equity.

The Group has elected to apply the following optional exemptions from full retrospective application:

Business combinations
For business combinations before 1 January 2004 the Group has elected not to apply the provisions of IFRS 3, 'Business Combinations' retrospectively. Accordingly no adjustments have been made for historic business combinations.

Cumulative translation differences exemption
Cumulative translation differences of foreign operations have not been restated on an IFRS basis. These are deemed to be zero at the date of transition.

Share-based payment plans
The provisions of IFRS 2 have not been applied to options and awards granted on or before 7 November 2002 and those granted after 7 November 2002 which had not vested by 1 January 2005.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

The Group has elected to apply the following optional exemptions from full retrospective application (continued):

Designation of financial assets and financial liabilities exemption
The Group reclassified various securities as available for sale investments with fair value movements recognised in equity.

The Group has applied the following mandatory exceptions from retrospective application:

Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognised before 1 January 2004 are not recognised under IFRS.

Hedge accounting exception
Management has claimed hedge accounting from 1 January 2004 only if the hedge relationship meets all the hedge accounting criteria under IAS 39.

Estimates exception
Estimates under IFRS at 1 January are consistent with estimates made for the same date under UK GAAP.

Basis of consolidation
These financial statements consolidate all the enterprises in which Alea Group Holdings (Bermuda) Ltd owns or controls, directly or indirectly, the majority of the voting shares. There are no other enterprises over which the Group has the ability to exercise control.

Intra-group transactions, balances, and gains and losses are eliminated except to the extent that the transaction provides evidence of an impairment of the asset transferred.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in thousands of US dollars, which is the Group's presentation currency.

(b) Group companies

The functional currencies for Group entities are usually the currencies of the primary economic environment in which the entity operates.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at transactional or average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(c) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Foreign currency translation (continued)
To safeguard against fluctuations in exchange rates, Group entities seek to match assets and liabilities in currency. However, currency gains/losses which do arise from transactions in a currency other than a functional currency are reported in the income statement within other income or other expenses, as applicable.

The foreign currency rates used for significant foreign currencies are as follows:

	31 Dec 2005 Average	31 Dec 2005 Closing	31 Dec 2004 Average	31 Dec 2004 Closing
British pound	**0.5500**	**0.5788**	0.5472	0.5191
Euro	**0.8022**	**0.8420**	0.8032	0.7337
Swiss franc	**1.2418**	**1.3105**	1.2404	1.1316

Insurance contracts
The Group enters into contracts that transfer insurance risk or financial risk or both.

Insurance contracts are those contracts that transfer significant insurance risk. Insurance risk is defined as risk, other than financial risk, transferred from the holder of a contract to the issuer. Financial risk is defined as the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Those contacts that do not transfer significant insurance risk are accounted for by recognising an asset or liability based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Future cash flows are estimated to calculate the effective yield, and revenues and expenses are recorded as other income or expense.

Premium revenue
For all insurance contracts, premiums are recognised as revenue proportionally over the period of coverage, having regard, where appropriate, to the incidence of risk and this is known as earned premium. The portion of premium receivable on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are shown before deduction of commission and are exclusive of taxes and duties levied thereon.

Premiums comprise total premiums earned under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums earned in respect of business written in previous financial years. Premiums also include estimates of pipeline premiums earned on business written but not yet notified to the Group.

In respect of both risks accepted and risks ceded by the Group, premiums and claims relating to reinsurance arrangements which do not involve significant transfer of insurance risk are not recognised in the income statement but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Reinsurance
The Group cedes premium and risks in the normal course of business in order to limit the potential for losses arising from risks accepted. Insurance premiums ceded to reinsurers on contracts that are deemed to transfer significant insurance risk are recognised as an expense in a manner that is consistent with the recognition of insurance premium revenue arising from the underlying risks being protected. Reinsurance contracts that do not meet the definition of an insurance contract are accounted for as financial assets. The portion of premium ceded to reinsurers on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium asset.

Insurance claims and loss adjustment expenses recovered from reinsurers are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered and are estimated in a manner consistent with the claim liability associated with the reinsurance policy.

Provision is made for potentially non-collectable reinsurance recoveries and the exposure of the Group to credit risk is assessed through the aggregation of reinsurance assets due from counter parties belonging to the same insurance groups.

Deferred acquisition costs ("DAC")
Costs which vary and are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs are deferred and amortised over the period of contract, consistent with the earning of premium. These are shown as a capitalised asset in the balance sheet.

Insurance claims and loss adjustment expenses
Insurance claims and loss adjustment expenses comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include loss adjustment expenses related to internal and external direct and indirect claims handling costs, and adjustments to claims outstanding from previous years. Claims handling costs include related internal and external direct and indirect claims handling costs and consist of third party loss adjustor fees, legal expenses and claims staff costs.

Liabilities for unpaid claims are made on an individual case basis and are based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Group discounts certain categories of claims provisions, such as certain casualty and auto liability claims, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years in accordance with the statutory regulations of the European Union. The discount rate used is 4.5%.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Liability adequacy test ("LAT")
At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC and premiums receivable.

Provision is made where current best estimates of future contractual cash flows and claims handling and administration expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of DAC and premiums receivable. Investment income from the assets backing the liabilities is taken into account in calculating the provision. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision). Any DAC written off as a result of this test cannot subsequently be reinstated.

Investment income
Investment income includes dividends, rent and interest. Dividends are accrued on an ex-dividend basis that is when the right to receive payment is established. Interest and rental income are recognised on an accruals basis. Interest income in respect of the Group's available for sale investments is recognised using the effective interest method.

Fee income
Fee income represents income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers. Such income is recognised over the term of the contract.

Employee Benefits

(a) Share-based payments

The cost of awards to employees that take the form of shares or rights to shares is charged to the income statement as personnel costs on a straight line basis over the period to which the employee's performance relates and a corresponding amount is reflected in revenue reserves in shareholders' equity. The charge is calculated as being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

(b) Pension costs

The Group only operates defined contribution pension arrangements. Contributions are charged to the income statement as employee benefit expense as they become payable in accordance with the rules of each scheme. The Group has no further payment obligations once the contributions have been paid. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Operating leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Property, plant and equipment
Property, plant and equipment comprises items of equipment only. Equipment is stated at cost less accumulated depreciation and impairment losses when appropriate. Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives vary between three and five years for fixtures and equipment.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The residual values and useful lives of the assets are reviewed at each balance sheet date and adjusted if appropriate.

Intangible assets
Intangible assets represent the cost of licences acquired to conduct business in the United States. The Directors believe these licences have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. The licences are tested for impairment at each balance sheet date.

Investments – Financial Instruments
The Group recognises a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. On initial recognition the Group determines the category of financial instrument and values it accordingly. The classification depends on the purpose for which the investments are acquired.

(a) Available-for-sale securities

Available-for-sale securities are non-derivative financial assets, typically equities or bonds. On initial recognition, the fair value is the cost including transaction costs directly attributable to the acquisition. On subsequent remeasurement the fair value excludes transaction costs on disposal and represents the listed bid price. Fair value movements are recognised in equity.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Investments – Financial Instruments (continued)

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or that it has designated as at fair value through income or available-for-sale. Receivables arising from insurance contracts are also classified in this category and are reviewed for impairment as part of the impairment review of loans and receivables.

Trade receivables do not carry any interest rate and are measured at the fair value which is their nominal value less appropriate allowances for estimated irrecoverable amounts. On the initial recognition of loans the carrying value is determined as the proceeds of the loans less the costs of the transaction which are amortised over the length of the loan period in accordance with the effective interest method.

(c) Derivative financial instruments

Derivative financial instruments are initially measured at fair value on the contract date. The method of recognising the gain or loss on subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument. Gains or losses on derivatives that are not classified as hedges are recognised in the income statement. Derivatives are classified as held-for-trading unless they are designated as hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at inception of the hedge and on an ongoing basis, as to whether the derivative instruments used in hedging transactions are expected to be and have been highly effective in offsetting changes in fair value or cash flows of hedged items.

The Group has not designated any investments to be held to maturity or to be valued at fair value through income.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Purchases and sales of securities and currencies are recognised on trade date - the date on which the Group commits to purchase or sell the asset.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Investments – Financial Instruments (continued)
Before evaluating whether, and to what extent, de-recognising of a financial asset or liability is appropriate, the Group determines whether de-recognition should be applied to only part of the financial asset / liability or group of financial assets / liabilities. The Group only derecognises a financial asset or liability when the contractual rights and obligations to the cash flows expire or the financial asset / liabilities are transferred and the Group has also transferred substantially all risks and rewards of ownership.

Gains and losses on derecognition are recognised through the income statement. Changes in fair value of available for sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the income statement, are directly recorded into equity until such time that the financial asset is derecognised.

In the Company's accounts, investments in Group subsidiaries are stated at net asset value (equity method) with any movement taken to the Company's revaluation reserve.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Impairment of assets
The Group reviews the carrying amounts of its tangible and intangible assets at each balance sheet date to determine whether there is any indication of impairment. If any indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Taxation
Income tax expense represents the sum of the tax payable in the period and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on all temporary differences, which are based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted income tax rates and laws. Deferred income tax assets are recognised to the extent that it is regarded as probable that they will be utilised against sufficient future taxable income. Deferred income tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised.

The deferred tax that results from unrealised gains and losses on securities classified as available for sale is recognised in shareholders' equity along with those unrealised gains and losses.

Current tax payable by any Group company on distribution to the holding company of the undistributed profits of any subsidiaries is recognised as deferred tax unless the timing of the distribution of those profits is controlled by the holding company and the temporary difference is not expected to reverse in the foreseeable future.

In accordance with IAS 12 'Income Taxes'; deferred taxation is provided on temporary differences arising from the revaluation of fixed assets even where there is no commitment to sell the asset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

NOTES TO THE FINANCIAL STATEMENTS

3 Accounting policies (continued)

Provisions

(a) Restructuring costs and legal claims

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past event, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(b) Levies

The Group is subject to various insurance-related assessments or guarantee fund levies. Related provisions are provided for where there is a present obligation (legal or constructive) as a result of a past event.

Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition.

Accounting developments

The International Accounting Standards Board (IASB) issued IFRS 7 'Financial Instruments: Disclosures' in August 2005. IFRS 7 requires disclosure of the significance of financial instruments for an entity's financial position and performance and of quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk

Risk management framework
As a global run-off insurance and reinsurance operation, the Group is exposed to various types of risk.

The Board of Directors retains overall responsibility for the risk management framework that has been established to mitigate the Group's exposure to risk. The Company's Audit Committee, on behalf of the Board, assesses the effectiveness of the controls established to identify, monitor and mitigate the risks faced by the Group.

The risks that the Group faces include, but are not limited to:

Insurance risk – risk associated with the uncertainty over the likelihood of an insured event occurring, the quantum of the claim, or the time when claims payments will fall due.

Investment and credit risk – risk associated with the Group's reinsurance arrangements, investment portfolio, and other counter party credit risk.

Financial risk – risk associated with possible future change in one or more of a specified interest rate, financial instrument price, foreign exchange rate or other variable.

Insurance risk

Underwriting risk
When it was underwriting insurance business, the Group managed the transfer of insurance risk from its cedants in a number of ways. Underwriting guidelines governed the products it was willing to sell and the geographical location in which the risk was located. Before risk was accepted, its impact upon the overall risk profile of the insurance portfolio was assessed. Underwriting controls included the establishment of limits on underwriting authority and the monitoring of exposure by industry, geographical region and class of business.

The Group used a variety of reserving and modelling methods to determine the levels of insurance risk accepted. The modelling techniques employed helped the Group to monitor, estimate and control its exposure to natural and man-made catastrophes. Diversification was sought through the range of products sold and geographical locations in which business was written.

The Group Underwriting Committee monitored emerging issues that affected its exposure to insurance risk such as new areas of liability and the impact of major losses.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Insurance risk (continued)
The main lines of business which the Group wrote are as follows:

	2005 in % of GPW	2004 in % of GPW
Casualty	69.7	73.0
Property	27.4	25.3
Marine, Aviation & Transport	0.4	0.4
Other	2.5	1.3
	100.0	100.0

The Group attempted to diversify risk by writing business in different geographical areas, as detailed in the following table which analyses gross premium written by location of insured:

	2005 in % of GPW	2004 in % of GPW
Europe	28.2	18.7
Africa	0.2	0.1
Near & Middle East	0.5	0.5
Far East	0.6	0.6
Australia & Oceania	0.3	0.4
North America	69.0	78.3
South America	1.2	1.4
	100.0	100.0

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Insurance risk (continued)

Sources of uncertainty in the estimation of future claim payments
The Group takes steps to ensure that it has appropriate information regarding its claims exposures. However, given the uncertainty in establishing claims provisions, it is likely that the final outcome will prove to be different from the original liability established.

In estimating the liability for the cost of reported claims not yet paid, the Group considers any information available from loss adjusters and information on the cost of settling claims with similar characteristics in previous periods. Large claims are assessed on a case-by-case basis or projected separately in order to allow for the possible distorting effect of their development and incidence on the rest of the portfolio.

The estimation of IBNR is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified to the Group, where information about the claim event is available. An assessment of the liability for future claims is affected not only by the risks inherent in the perils insured but also by changes that may occur in the legal and judicial environment before claims are settled, all affecting the claims amounts, and by the practical limits to information flows from insured parties, which restriction hampers the estimation of the claim amounts.

For casualty risks, for example, claims may not be apparent to the insured until many years have passed after the event that gave rise to the claims. The Group's casualty business is typically written on an occurrence basis, meaning that the Group is liable for all insured events that occurred during the term of contract, even if the loss is discovered after the end of the contract term. Liability claims are therefore notified and settled over a long period of time. As a result, for casualty business, a large element of the claims provision relates to IBNR and will typically display greater variations between initial estimates and final outcomes because of the greater degree of difficulty of estimating these liabilities.

For property business, the greatest uncertainty arises from catastrophe events, where a single event affects a large number of contracts. In such cases the Group estimates the IBNR using an exposure methodology, assessing each programme written by the Group to determine the expected claims in respect of that event.

For property business other than catastrophe, and for casualty business, the IBNR is typically based on a combination of loss-ratio-based estimates and claims-experience-based estimates, with greater weight given to actual claims experience as time passes. The initial loss-ratio estimate is an important assumption in the estimation technique and is based on a number of factors including previous years' experience, premium rate changes, market experience and historical claims inflation.

Where possible, the Group adopts multiple techniques to estimate the required level of provisions. This provides a greater understanding of the trends inherent in the experience being projected.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Insurance risk (continued)

Sources of uncertainty in the estimation of future claim payments (continued)
The projections given by the various methodologies also assist in estimating the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

The amount of casualty claims is particularly sensitive to the level of court awards and to the development of legal precedent on matters of contract and tort. Casualty contracts are also subject to the emergence of new types of latent claims, but no allowance is included for this at the balance sheet date.

The following table presents the Group's booked gross loss and loss expense reserves before claims handling provision as at 31 December 2005 by class of business.

$'million	General liability	Motor	Workers' Comp.	Professional	Property	MAT	Total
1999 and prior	115	57	38	2	35	101	348
2000	41	16	14	27	12	25	135
2001	40	17	22	24	7	15	125
2002	44	36	11	58	11	7	167
2003	54	63	8	45	14	5	189
2004	74	85	14	72	41	1	287
2005	25	81	4	32	206	2	350
Reinsurance reserves	**393**	**355**	**111**	**260**	**326**	**156**	**1,601**
Insurance reserves	**269**	**92**	**234**	**40**	**44**	**-**	**679**
Total reserves	**662**	**447**	**345**	**300**	**370**	**156**	**2,280**

The table excludes $252 million of gross reserves which are primarily structured settlements relating to the former Canadian branch.

The following table analyses Alea's gross reserves between incurred but not reported (IBNR) and case at 31 December 2005. The insurance and reinsurance splits are in-line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	Insurance	Reinsurance	Total
Case	35%	49%	45%
IBNR	65%	51%	55%
Total	**100%**	**100%**	**100%**

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Insurance risk (continued)

Adverse development
The Group's expected loss development is determined by the Group's internal actuaries based on historical claims analysis and projected trends. Actual reported losses may vary from expected loss development. Generally, as an underwriting year matures, the level of newly reported claims decreases.

In 2005 the Group's adverse development was due the following principal factors, including:

- Actual loss emergence during 2005 was higher than expected, especially for reinsurance reserves in 2002 and prior underwriting years.
- The Group's claims and underwriting audits of ceding companies continued to conclude that ceding company case reserve adequacy had been relatively weaker in recent years.
- The Group selectively reassessed underwriting and pricing analysis for recent underwriting years (2003 and 2004).

In the 12 months ended 31 December 2005 the Group increased its reserve estimates for prior years by $123.1 million (2004: $93.7 million). Before discount, the increase was $129.2 million (2004: $112.1 million). Of this amount, $48.9 million (2004: $35.7 million) related to European reinsurance underwritten in 2000 and prior underwriting years, of which approximately $9 million related to asbestos and environmental liability, $44.3 million (2004: $51.4 million) related to US casualty reinsurance underwritten during 1999 through 2002, $30.0 million related to London insurance and reinsurance (2004: $27.3 million) with the remaining $6.0 million (2004: release of $2.3 million) relating to other areas. The six major reinsurance accounts which contributed over 50% of adverse development in 2004 and the first half of 2005 did not show further significant adverse development in the second half of 2005.

88% of the 2005 reserve additions relate to the Group's reinsurance portfolio. Reinsurance operations by their nature add further complications to the reserving process, particularly to casualty business, where there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgement is required to establish reserves for ultimate losses in reinsurance operations.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Insurance risk (continued)

Adverse development (continued)
The following table presents the adverse prior year loss development of the Group's claims outstanding and claims handling expense reserves net of reinsurance and before discount for the 12 months ended 31 December 2005 for each of the underwriting years indicated.

Increase in claims outstanding net of reinsurance $'million	Year ended 31 December 2005			
			Pre-discount	Post discount
	Insurance	Reinsurance	Total	Total
Underwriting years 1999 and prior	0.0	38.1	38.1	36.7
Underwriting year 2000	0.2	26.1	26.3	35.5
Underwriting year 2001	3.0	23.3	26.3	21.5
Underwriting year 2002	6.9	19.8	26.7	17.6
Underwriting year 2003	1.3	2.9	4.2	4.2
Underwriting year 2004	3.7	3.9	7.6	7.6
Total	**15.1**	**114.1**	**129.2**	**123.1**

Loss reserve discount
The table above also presents the aggregate prior year development for unpaid loss and loss expense reserves net of reinsurance in 2005, before and after application of the discount.

IFRS 4 permits the use of UK GAAP and accordingly categories of claims provision where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which is not exceeding that expected to be earned by assets covering the provisions. As at 31 December 2005 25% of the Group's gross reserves were discounted at a rate of 4.5%. The remaining reserves were not discounted. The application of the discount reduced the 2005 net total prior year development by $6.1 million.

As at 31 December 2005 the Group's total net discount was $116.7 million. This is expected to reduce to zero over the next five to ten years. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement.

Reserves additions analysed by class
The following table presents the 2005 loss development by major product line for both insurance and reinsurance, before reinsurance protection and discount:

Line of business	Insurance	Reinsurance
Professional lines	(20%)	22%
General liability including credit	141%	29%
Workers' compensation	12%	17%
Marine, aviation and transport	0%	22%
Motor	(22%)	8%
Property	(11%)	2%
Total	**100%**	**100%**

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Insurance risk (continued)

Historical ultimate loss ratios ('ULR')

The ULR is an actuarial estimate of total claims to the point of final settlement as a percentage of gross ultimate premiums. It excludes expenses. The table below shows the ULR as of 31 December 2005 for proportional and non-proportional US casualty reinsurance, gross of reinsurance and prior to discounting. The Group's US casualty reinsurance ULR shown in the table below is the aggregate ULR for Alea North America, Alea London and Alea Bermuda. The table also shows aggregate ULR for Alea Europe.

Underwriting year	US casualty proportional %	US casualty non-proportional %	Europe %
1995	-	-	65.9%
1996	-	-	74.4%
1997	-	-	91.7%
1998	-	-	107.7%
1999	161.3%	125.7%	136.2%
2000	117.7%	175.5%	96.8%
2001	81.0%	114.0%	81.4%
2002	70.4%	94.0%	74.5%
2003	63.7%	65.8%	53.7%
2004	60.2%	69.3%	56.2%
2005	61.4%	68.7%	73.6%

Note 24 presents the development of the estimate of ultimate claim cost for policies underwritten in a given year. This gives an indication of the accuracy of the Group's estimation technique for claims payments.

If the gross claims reserve carried in the balance sheet moved by 1% the impact on the income statement would be a change in profit before tax of $25.3 million on an undiscounted basis.

Investment and credit risk

Investment risk

The Group's investment strategy is based on a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital and prompt claim payment capability.

The Group's invested assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the US and Europe and is sensitive to many factors, including governmental monetary polices and domestic and international economic and political conditions. Based on invested assets of $2,206 million as at 31 December 2005, a 100 basis point increase/decrease in interest rates across the yield curve would result in an approximate $61.4 million unrealised loss/profit respectively.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Investment and credit risk (continued)

Investment risk (continued)
The Group uses external investment managers to invest its assets. The Group's Investment Committee establishes investment policies and creates guidelines for external investment managers. These guidelines specify criteria on the overall credit quality and liquidity characteristics of the portfolio and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities.

Of total invested assets $2,149 million is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $57 million include deposits with credit institutions and mutual funds invested in fixed income securities.

Asset class	**31 December 2005 in %**	**31 December 2004 in %**
US government	**25**	27
US mortgage	**24**	18
EU and Switzerland government and corporate	**16**	16
US corporate	**11**	11
Asset backed securities	**6**	6
US municipalities	**3**	10
Canadian government and provinces	**2**	3
Cash and other	**13**	9
	100	100

Financial and insurance liabilities risk
The Group is also exposed to interest rate risk on its insurance reserves and floating rate borrowings.

Where appropriate, reserves are discounted in accordance with existing UK GAAP as permitted by IFRS 4. Discount rates are based on the expected future cash flow derived from assets established for the payment of reserves. The Group discounts loss reserves for certain business with a mean term to ultimate claims settlement in excess of four years. The majority of such discount applies to casualty business.

The Group discount rate used is based on the relevant average investment return of the last five years. A reduction of 0.1% would reduce the net discount in the balance sheet approximately by $2.6 million.

As the Group does not invest in equities, it is not subject to the risks associated with a decline in stock markets.

The Group has $120 million of trust preferred securities in issue. These securities provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points.

The three year bank term loan of $150 million and the $50 million revolving loan currently carry an interest margin of 120 basis points, which is adjustable based upon the Standard and Poor's debt ratings for Alea.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Investment and credit risk (continued)

Credit risk

Reinsurance is used to manage the Group's catastrophe exposure and mitigating insurance risk. However, the ceding of insurance risk exposes the Group to credit risk from its reinsurers and retrocessionaires.

In designing the reinsurance programme the Group takes account of the risk assessment, the financial strength of reinsurance counter parties, the benefits to shareholders of capital efficiency and reduced volatility, and the cost of reinsurance protection.

When underwriting, the Group purchases retrocessional reinsurance to improve the extent to which it can manage risk exposures, protect against catastrophic losses, access additional underwriting capacity and stabilise financial ratios.

The Group selects its reinsurers and retrocessionaires based on price and credit quality and monitors them closely over time. It also seeks to diversify its business among reinsurers and retrocessionaires and requires collateral where deemed prudent to do so. Thus, the use of maximum limits for credit exposure to any one counter party are an effective method for mitigating credit risk.

The Group requires that all reinsurers and retrocessionaires have a minimum credit rating of A-, unless high quality collateral is provided.

The following table shows the reinsurance assets carried on the balance sheet net of collateral, split by the credit rating of the counter party group to which each reinsurer or retrocessionaire belongs and excludes the aggregate stop loss policies purchased by the Group:

Credit Rating of reinsurance counter party	**Reinsurance assets as at 31 December 2005**	Reinsurance assets as at 31 December 2004
	in %	in %
AAA	**8**	4
AA	**64**	72
A	**24**	21
BBB	**1**	1
BB	**-**	-
B	**-**	-
Unrated	**3**	2
Total	**100**	100

The aggregate stop loss policies purchased by the Group are collateralised as follows:

2005 $'million	**Amount recoverable**	**Discount**	**Net amount**	**Collateral**
OPL contract	63.6	0.0	63.6	47.4
Max Re contract	279.7	(11.3)	268.4	279.7

4 Analysis of risk (continued)

Investment and credit risk (continued)

Credit risk (continued)
Additionally, the Group is subject to credit risk in respect of third party entities in which the Group holds debt securities issued by those companies. As a consequence of the established investment policies and in order to mitigate investment risk, all of the Group's fixed income portfolio was rated A or better and 95.8% was rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2004 or 2005. The following table illustrates the split of total debt securities by rating of investee.

Credit Rating of investee	**Debt security investment as at 31 December 2005**	Debt security investment as at 31 December 2004
	in %	in %
AAA / US Government or equivalent	**85.0**	86.8
AA	**10.8**	11.8
A	**4.2**	1.4
Total	**100.0**	100.0

At 31 December 2005, the Group's largest aggregate exposure to any single issuer other than with respect to the United States, Canadian and European government and agency securities was $45.4 million in respect of General Electric Corporation and various subsidiary companies.

Depending upon the duration of the liabilities supported by a particular portfolio, the Group's portfolio investment duration targets may range from three to five years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. The Group seeks to utilise investment benchmarks that reflect this duration target. The Investment Committee periodically revises the Group's investment benchmarks based on business and economic factors including the average duration of the Group's potential liabilities. At 31 December 2005, the Group's investment portfolio had an effective duration of 2.9 years (31 December 2004: 3.1 years). The Group has shortened duration targets on its investment portfolios to ensure that sufficient liquidity will be available to execute the commutation strategy. Portfolio duration has been shortened by a further 0.25 year subsequent to year end to reflect the greater uncertainty now inherent in the duration of its liabilities with this commutation strategy.

Financial risk
The Group is subject to several types of financial risk. The most significant of these is the risk that at any given date, the proceeds from realising the financial assets of the Group may be insufficient to meet the financial obligations arising from its insurance contracts. The Group is also exposed to risk as a result of changes in foreign currency and interest rates. Another significant risk relates to the liquidity of the Group.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Investment and credit risk (continued)

Asset and liability mismatch risk
In order to ensure that adequate liquid resources are available to fund insurance liability cash outflows when they fall due, the Group's practice is to invest in assets matching the currency and duration of the expected related liabilities.

Currency risk
The Group reports its results in US Dollars and accordingly, to the extent that shareholders' funds are invested in assets denominated in currencies other than US Dollars, exchange gains or losses may arise on translation.

The Group controls its currency risk by investing in assets that match the currency in which it expects related liabilities to be paid and by investing the majority of assets backing shareholder funds in US Dollars.

As at 31 December 2005 the Group estimates that its net exposure to US Dollars equals 96% of shareholders' funds. Net exposure to Canadian dollars is estimated at 4.5% of shareholder funds and net exposure to Euro, Scandinavian currencies and Swiss Franc grouped together equals 2.6% of shareholders' funds. These currencies are grouped together for currency management purposes due to the high level of correlation they have historically experienced relative to each other in comparison to their much lower correlation with the US Dollar. All other net currency exposures lie within a range of -1% to +1% of shareholders' funds..A positive percentage arises when assets exceed liabilities denominated in that currency while a negative percentage arises when liabilities exceed assets.

NOTES TO THE FINANCIAL STATEMENTS

4 Analysis of risk (continued)

Financial risk (continued)

Liquidity Risk
Liquidity risk is the potential that obligations cannot be met as they become due as a consequence of not being able to readily realise assets to meet these obligations.

As at 31 December 2005, the Group's holding company had in place a $150.0 million bank term loan and $50.0 million credit revolver. Under the terms of the Group's bank credit agreement these fall due for repayment in September 2007. Before the Group's credit rating downgrade in September 2005 the Group paid interest of LIBOR plus 90 basis points on these borrowings. Following downgrade the margin increased by 30 basis points to 120 basis points. The term loan and revolver rank equally. Loans and facilities have a number of conditions. The key ones are referred to in Note 2.

In December 2004 and January 2005, the Group issued a total of $120.0 million of hybrid trust preferred securities. These securities were issued through trusts established by Alea Holdings US Company a subsidiary of the Group holding company. The margin on these securities was unaffected by the credit rating downgrades and remain at LIBOR plus 285 basis points. The securities have a fixed maturity of 30 years, are callable after five years, and allow for a deferral of quarterly coupons for up to five years.

Notes to the financial statements

5 Net realised gains on sale of renewal rights

Year ended 31 December 2005	Alea London Limited	Alea North America Insurance Company	Alea Europe Limited	Total
	$'000	$'000	$'000	$'000
Total net realised gains on sale of renewal rights	8,000	47,000	6,079	61,079

The above-mentioned three renewal rights transactions which took place in 2005 are detailed below.

The gains were calculated as the the fair value of consideration receivable ($61.1 million). The Group received payments to date of $19.2 million. The remaining balance of $41.9 million is part of the accrued income balance disclosed in Note 21. The non-current portion of the receivable is $37.0 million.

These amounts represent the directors' best estimates of the risk adjusted future receipts discounted at 4.5%. These receipts are dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts. In estimating the future receipts from which the fair value gain has been derived, the directors have taken into consideration factors such as prior premium production levels and growth rates of business sold, external projections and have made certain assumptions about levels of program transfer and renewal probabilities of future premiums.

The key data is:

	Alea London	Alea North America	Alea Europe
2005 Premium of business sold ($ millions)	167	405	252
Estimated premium ($ millions) to be received during contract period	160	1,698	74
Contract Period (Years)	2	5	1
Best estimate of receipts ($ millions)	8	47	6
Contractual maximum sales proceeds ($ millions)	30	75	30

Impact on fair value reported if production premium:

	Alea London	Alea North America	Alea Europe
Increased by 10% ($ millions)	9	52	7
Decreased by 10% ($ millions)	7	42	5

NOTES TO THE FINANCIAL STATEMENTS

6 Restructuring costs

In 2005, the Group had announced that it would run-off all remaining property and casualty business. Those fixed assets not subject to renewal rights agreements and not required for the run-off operations have been written down to their residual value. Redundancy costs have been incurred in Wilton and Rocky Hill. A restructuring provision has been established for employees in London, Basel and Zug. This provision includes estimated expenses for future redundancy payments for employees which cannot be redeployed in the new structure. The provision also contains estimated expenses with regards to onerous contracts. Onerous contracts are operating leases in respect of any premises that are expected to be vacated as part of the restructuring. The provision has been established based on the run-off plan. Other costs are included in the claims handling provisions.

Year ended 31 December 2005	Alea UK	Alea US	Alea Europe	Total
	$'000	$'000	$'000	$'000
Impairment loss recognised in respect of property, plant and equipment (Note 17)	69	1,049	527	1,645
Impairment loss recognised in respect of licences (Note 18)	366	933	-	1,299
Redundancy costs incurred	-	1,157	-	1,157
Estimated restructuring costs (1)	6,032	4,769	7,452	18,253
Total restructuring costs	**6,467**	**7,908**	**7,979**	**22,354**

(1) The estimated restructuring costs can be further analysed as follows:

	Alea UK	Alea US	Alea Europe	Total
	$'000	$'000	$'000	$'000
Redundancy provision	3,322	0	6,988	10,310
Onerous contracts	2,710	4,769	464	7,943
Estimated restructuring costs	**6,032**	**4,769**	**7,452**	**18,253**

The key assumptions are derived from the following variables:

	Alea UK	Alea US	Alea Europe	Total
	Number	Number	Number	Number
Reduction in headcount based on run-off plan	48	-	35	83
Reduction in headcount as part of contractual agreements with regards to sale of renewal rights	7	41	7	55
Reduction in headcount based on realigned structure already implemented at year-end	-	57	-	57
Total headcount reduction	**55**	**98**	**42**	**195**

The redundancy provision and the provision for onerous contracts are purely derived from the headcount reductions listed above. There is very limited uncertainty with regards to the redundancy provision. One third of the provision has already been paid in the first quarter of 2006.

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information

Primary segment information - operating results by operating segment

The Group managed and conducted its business through five principal operating segments representing London market business, North American alternative risk transfer, North American reinsurance, Continental European reinsurance, the insurance operations in each jurisdiction, and financial services, the central investment operation which supports the insurance operations in each jurisdiction.

The operating result of each of these operating segments before the impact of intra-group quota share arrangements is shown below.

Year ended 31 December 2005	Alea London $'000	Alea Alternative Risk $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Gross Premiums Written	247,110	405,092	93,455	251,871	-	-	997,528
Revenue							
Net insurance premium revenue	298,086	315,752	234,887	238,017	-	-	1,086,742
Fee income	2,814	(1,922)	1,770	344	-	-	3,006
Investment income	-	-	-	-	89,138	-	89,138
Net realised gains on financial assets	-	-	-	-	672	-	672
Net realised gains on sale of renewal rights	8,000	47,000		6,079	-		61,079
Total revenue	308,900	360,830	236,657	244,440	89,810	-	1,240,637
Expenses							
Net insurance claims	(295,955)	(188,051)	(199,483)	(235,780)	-	-	(919,269)
Acquisition costs	(95,006)	(112,771)	(76,779)	(51,232)	-	-	(335,788)
Other operating expenses	(30,804)	(15,117)	(14,652)	(20,574)	-	(14,288)	(95,435)
Restructuring costs	(6,467)	(4,558)	(3,350)	(7,979)	-	-	(22,354)
Total expenses	(428,232)	(320,497)	(294,264)	(315,565)	-	(14,288)	(1,372,846)
Results of operating activities	(119,332)	40,333	(57,607)	(71,125)	89,810	(14,288)	(132,209)
Finance costs	-	-	-	-	(19,892)	-	(19,892)
(Loss)/profit before income tax	(119,332)	40,333	(57,607)	(71,125)	69,918	(14,288)	(152,101)
Income tax expense						(26,827)	(26,827)
(Loss)/profit for the year	(119,332)	40,333	(57,607)	(71,125)	69,918	(41,115)	(178,928)

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

Year ended 31 December 2004	Alea London $'000	Alea Alternative Risk $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Gross Premiums Written	581,817	445,581	316,719	238,523	-	-	1,582,640
Revenue							
Net insurance premium revenue	496,619	234,148	235,291	216,051	-	-	1,182,109
Fee income	2,824	(801)	935	1,245	-		4,203
Investment income	-	-	-	-	68,583	-	68,583
Net realised gains on financial assets	-	-	-	-	5,349	-	5,349
Total revenue	499,443	233,347	236,226	217,296	73,932	-	1,260,244
Expenses							
Net insurance claims	(358,269)	(125,750)	(191,986)	(173,391)	-	-	(849,396)
Acquisition costs	(127,259)	(70,346)	(74,456)	(43,063)	-	-	(315,124)
Other operating expenses	(30,879)	(3,450)	(13,510)	(19,888)	-	(4,253)	(71,980)
Total expenses	(516,407)	(199,546)	(279,952)	(236,342)	-	(4,253)	(1,236,500)
Results of operating activities	(16,964)	33,801	(43,726)	(19,046)	73,932	(4,253)	23,744
Finance costs	-	-	-	-	(11,690)	-	(11,690)
(Loss)/profit before income tax	(16,964)	33,801	(43,726)	(19,046)	62,242	(4,253)	12,054
Income tax expense						(16,396)	(16,396)
(Loss)/profit for the year	(16,964)	33,801	(43,726)	(19,046)	62,242	(20,649)	(4,342)

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

Primary segment information - operating results by operating segment (continued)
Other segment charges included in the income statement are as follows:

Year ended 31 December 2005	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Depreciation (Note 17)	2,616	1,269	1,166	846	-	-	5,897
Impairment loss recognised in respect of property, plant and equipment (Note 6)	69	602	447	527	-	-	1,645
Impairment loss recognised in respect of licences (Note 6)	366	535	398	-	-	-	1,299
Redundancy costs	-	663	494	-	-	-	1,157
Estimated restructuring costs	6,032	2,735	2,034	7,452	-	-	18,253
Total restructuring costs	6,467	4,535	3,373	7,979	-	-	22,354

Year ended 31 December 2004	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Depreciation (Note 17)	3,044	1,028	663	1,423	-	-	6,158

The Group has intra-group quota share arrangements between the following legal companies: Alea London Limited, Alea (Bermuda) Ltd, Alea North America Insurance Company and Alea North America Specialty Insurance Company (collectively Alea US) and Alea Europe Ltd. The impact of intra-group quota share arrangements on operating result with regards to the above listed legal entities are shown and explained below.

For the year ended 31 December 2005 and 31 December 2004 intra-group quota share arrangements comprise of the following: a 35% quota share of Alea London business to Alea Europe, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda, a 70% quota share of Alea North America to Alea Bermuda and an intra-group aggregate excess contract from Alea Europe to Alea Bermuda. The effect of all of these arrangements are detailed below:

Year ended 31 December 2005	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	298,086	4,991	545,648	238,017	1,086,742
Intercompany reinsurance	(105,915)	392,876	(384,340)	97,379	-
Net insurance premium revenue after intercompany reinsurance	192,171	397,867	161,308	335,396	1,086,742
Underwriting result (1)					
Before intercompany reinsurance	(127,332)	(64,021)	(14,541)	(77,204)	(283,098)
After intercompany reinsurance	(95,618)	(124,790)	(33,954)	(28,736)	(283,098)

Year ended 31 December 2004	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	496,619	5,353	464,086	216,051	1,182,109
Intercompany reinsurance	(173,447)	326,153	(323,533)	170,827	-
Net insurance premium revenue after intercompany reinsurance	323,172	331,506	140,553	386,878	1,182,109
Underwriting result (1)					
Before intercompany reinsurance	(16,964)	(47,308)	33,130	(19,046)	(50,188)
After intercompany reinsurance	(13,348)	(48,019)	13,058	(1,879)	(50,188)

(1) Results of operating activities excluding investment income, net realised gains on financial assets and intangible assets and net realised gains on sale of renewal rights.

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

Primary Segment Information - balance sheet by operating segment

The Group managed and conducted its business through five principal operating segments representing London market business, North American alternative risk transfer, North American reinsurance, Continental European reinsurance and financial services. The balance sheet of each of these operating segments before the impact of intra-group quota share arrangements is shown below:

As at 31 December 2005	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non - allocated	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
ASSETS							
Property, plant and equipment	2,962	3,259	2,894	793	-	-	9,908
Intangible assets	-	8,479	-	-	-	-	8,479
Deferred acquisition costs	41,192	25,832	30,021	9,955	-	-	107,000
Financial assets							
Equity securities							
- available for sale	-	-	-	-	161	-	161
Debt securities							
- available for sale	-	-	-	-	2,205,532	-	2,205,532
Loans and receivables including insurance receivables	146,724	146,712	71,412	204,925	108,385	-	678,158
Deferred tax assets	-	-	-	-	-	997	997
Reinsurance contracts	401,786	251,715	113,891	290,247	-	-	1,057,639
Cash and cash equivalents	-	-	-	-	116,962	-	116,962
Total assets	**592,664**	**435,997**	**218,218**	**505,920**	**2,431,040**	**997**	**4,184,836**
LIABILITIES							
Insurance contracts	909,114	604,106	545,452	813,784	-	-	2,872,456
Borrowings	-	-	-	-	316,631	-	316,631
Provisions	5,732	2,734	2,034	7,062	-	-	17,562
Other liabilities and charges	1,483	24,365	8,402	2,895	-	-	37,145
Trade and other payables	151,564	101,406	27,643	167,035	-	-	447,648
Deferred tax liabilities	-	-	-	-	-	1,878	1,878
Current income tax liabilities	-	-	-	-	-	1,087	1,087
Total liabilities	**1,067,893**	**732,611**	**583,531**	**990,776**	**316,631**	**2,965**	**3,694,407**
Net assets							**490,429**
EQUITY							
Capital and reserves attributable to the Company's equity holders							
Share capital							1,737
Other reserves							692,831
Retained earnings							(204,139)
Total equity							**490,429**

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

Primary Segment Information - balance sheet by operating segment (continued)

As at 31 December 2004	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non - allocated	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
ASSETS							
Property, plant and equipment	4,405	4,080	3,446	1,672	-	-	13,603
Intangible assets	366	8,479	933	-	-	-	9,778
Deferred acquisition costs	69,071	40,990	73,764	14,234	-	-	198,059
Financial assets							
Equity securities							
- available for sale	-	-	-	-	947	-	947
Debt securities							
- available for sale	-	-	-	-	2,014,802	-	2,014,802
Loans and receivables including insurance receivables	304,331	95,561	190,145	166,236	137,111	-	893,384
Deferred tax assets	-	-	-	-	-	28,760	28,760
Reinsurance contracts	355,324	237,624	109,168	344,874	-	-	1,046,990
Cash and cash equivalents	-	-	-	-	193,628	-	193,628
Total assets	733,497	386,734	377,456	527,016	2,346,488	28,760	4,399,951
LIABILITIES							
Insurance contracts	954,757	510,555	628,704	784,762	-	-	2,878,778
Borrowings					296,391	-	296,391
Derivative financial instruments	-	-	-	-	97	-	97
Provisions	-	-	-	-	-	-	-
Other liabilities and charges	8,364	12,728	4,826	3,471	1,750	-	31,139
Trade and other payables	146,096	110,870	27,027	188,422	-	-	472,415
Current income tax liabilities	-	-	-	-	-	4,621	4,621
Total liabilities	1,109,217	634,153	660,557	976,655	298,238	4,621	3,683,441
Net assets							716,510
EQUITY							
Capital and reserves attributable to the Company's equity holders							
Share capital							1,744
Other reserves							732,142
Retained earnings							(17,376)
Total equity							716,510

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

The capital expenditures are as follows:

Year ended 31 December 2005	Alea London $'000	Alea Alternative Risk $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Capital expenditure (Note 17)	1,635	2,503	1,873	645	-	-	6,656

Year ended 31 December 2004	Alea London $'000	Alea Alternative Risk $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Capital expenditure (Note 17)	3,094	2,169	1,662	301	-	-	7,226

NOTES TO THE FINANCIAL STATEMENTS

7 Segmental information (continued)

Secondary segment information - geographical analysis
The following provides an analysis of gross premiums written by location of insured and by location of legal entity accepting the risk, and of (loss)/profit before tax by legal entity accepting risk.

Geographical analysis of gross premiums written by location of insured	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Europe	281,259	295,495
Africa	2,010	806
Near & Middle East	5,477	8,489
Far East	5,535	8,989
Australia & Oceania	2,817	6,122
North America	687,973	1,240,755
Latin America	12,457	21,984
	997,528	1,582,640

	Gross premiums written		(Loss)/profit before tax	
Geographical analysis by location of legal entity	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Bermuda	5,758	3,777	(113,722)	(29,124)
Jersey	216	166	1,577	871
United Kingdom	247,603	581,448	(77,426)	(5,610)
United States	492,789	758,522	13,754	20,677
Switzerland	251,162	238,727	23,716	25,240
	997,528	1,582,640	(152,101)	12,054

Gross premiums written are analysed on a legal entity basis and therefore reflect London contact office business in Switzerland of -$0.8 million in the year ended 31 December 2005 (2004: $0.2 million).

Operating equity and shareholders' equity interests	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Alea Europe Ltd	212,312	180,137
Alea (Bermuda) Ltd (2)	279,821	504,123
Alea US	275,556	261,623
Amounts held in Holding Companies	3,862	36,374
Amounts held in non-insurance subsidiaries	3,004	3,644
Capital provided by Alea London Limited to Alea US	-	(10,000)
Note provided by Alea Group Holdings AG to Alea US	-	20,000
Note provided by Alea Europe Ltd to Alea US	32,505	17,000
	807,060	1,012,901
Amounts owed to credit institutions	(199,006)	(198,438)
Trust preferred securities	(117,625)	(97,953)
Shareholders' funds attributable to equity interests	490,429	716,510

(2) The entities wholly owned by Alea (Bermuda) Ltd have net assets as follows:

	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Alea London Ltd	84,857	184,479
Alea Global Risk Ltd	11,411	10,130
Alea Jersey Ltd	2,082	2,056

NOTES TO THE FINANCIAL STATEMENTS

8 Investment income

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Financial assets - available for sale:		
Interest income from debt securities	82,047	62,099
Cash and cash equivalents interest income	7,091	6,484
	89,138	68,583

9 Net realised (loss)/gains on financial assets

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Realised gains on financial assets - available for sale	8,949	12,870
Realised losses on financial assets - available for sale	(8,277)	(7,521)
	672	5,349

10 Movement in prior year provision for insurance claims, net of reinsurance

The table below presents amounts included in incurred claims arising from the movement in the prior year provision for claims outstanding net of reinsurance. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date.

Increase/(decrease) in claims outstanding net of reinsurance before discount	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Underwriting years 1999 and prior	38,050	17,395
Underwriting year 2000	26,344	43,647
Underwriting year 2001	26,337	49,351
Underwriting year 2002	26,598	1,789
Underwriting year 2003	4,216	(42)
Underwriting year 2004	7,647	-
	129,192	112,140
Claims outstanding net of reinsurance at prior period end before discount	1,211,177	716,482
Discount	(96,487)	(44,492)
	1,114,690	671,990

NOTES TO THE FINANCIAL STATEMENTS

11 Results of operating activities

(Loss)/profit from operations has been arrived after charging:

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Depreciation of property, plant and equipment	5,897	6,158
Staff costs (see Note 12)	58,334	60,726
Auditors' remuneration for audit services (see below)	6,291	2,889

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Audit services	2,052	2,085
Tax services	386	396
Actuarial and other consulting	3,853	408
Total auditor's remuneration	6,291	2,889

12 Staff costs

The average monthly number of employees (including executive directors) was:

	Year ended 31 December 2005 Number	Year ended 31 December 2004 Number
Underwriting	124	122
Finance	52	64
Information Technology	41	41
Claims	40	38
Technical Accounts	42	41
Management and administration	79	86
	378	392

Their aggregate remuneration comprised:

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Wages and salaries	49,918	51,147
Social security costs	4,416	5,373
Other pension costs (see Note 38)	4,000	4,206
	58,334	60,726

NOTES TO THE FINANCIAL STATEMENTS

13 Finance costs

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Interest on borrowings	16,344	5,127
Write-off of debt raising expenses with regards to previous loan arrangement	-	2,145
Other investment expenses	4,529	4,730
Exchange gains on non-functional currencies and transactions losses	(981)	(312)
	19,892	11,690

14 Income tax expense

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Current tax charge/(credit):		
UK corporation tax	42	(289)
Foreign tax	(208)	9,656
Total current year	(166)	9,367
Deferred tax (Note 22):	26,993	7,029
Total income tax expense	26,827	16,396

UK corporation tax is calculated at 30% (2004: 30%) of the estimated assessable profit for the year.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

NOTES TO THE FINANCIAL STATEMENTS

14 Income tax expense (continued)

The tax charge for the periods presented varied from the stated rate of UK corporation tax as explained below:

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
(Loss) / profit on ordinary activities before taxation	**(152,101)**	**12,054**
(Loss) / profit on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2004: 30%)	(45,630)	3,616
Factors affecting tax charge:		
Adjustment in respect of foreign tax rates	33,098	10,133
Adjustment in respect of prior periods	98	(1,330)
Overseas and other taxes	810	380
Withholding tax on dividend	171	3,986
Write off deferred tax assets previously recognised	16,991	-
Deferred tax asset in respect of current year losses not recognised	23,153	-
Other permanent differences	(1,864)	(389)
Tax charge for the year	26,827	16,396

In addition to the amount charged to the Income Statement, deferred tax of $1.5 million has been charged to equity (2004: credit of $3.8 million).

15 Dividends

Amounts recognised as distributions to equity holders in the period:

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Final dividend for the year ended 31 December 2004 of $0.07 per share	**12,203**	-
Interim dividend for the period ended 30 June 2004 of $0.03 per share	-	5,237
	12,203	5,237

NOTES TO THE FINANCIAL STATEMENTS

16 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Year ended 31 December 2005	Year ended 31 December 2004
Earnings		
Earnings for the purposes of basic earnings per share being net profit attributable to equity holders of the Parent	(1.03)	(0.02)
Effect of dilutive potential ordinary shares:	-	(0.00)
Earnings for the purposes of diluted earnings per share	(1.03)	(0.02)

Number of shares	Year ended 31 December 2005 Number	Year ended 31 December 2004 Number
Weighted average number of ordinary shares for the purposes of basic earnings per share	173,913,624	174,606,795
Effect of dilutive potential ordinary shares:		
- Share options	-	1,632,974
Weighted average number of ordinary shares for the purposes of diluted earnings per share	173,913,624	176,239,769

NOTES TO THE FINANCIAL STATEMENTS

17 Property, plant and equipment

	Computer equipment and software $'000	Fixtures and office equipment $'000	Other $'000	Total $'000
Cost or Valuation				
At 1 January 2004	23,727	6,104	2,472	32,303
Additions	5,335	1,874	17	7,226
Exchange difference	1,620	234	229	2,083
Disposals	(520)	(14)	-	(534)
At 31 December 2004	30,162	8,198	2,718	41,078
Additions	5,708	948	-	6,656
Exchange difference	(2,622)	(375)	(361)	(3,358)
Disposals	(7,131)	(978)	(633)	(8,742)
At 31 December 2005	26,117	7,793	1,724	35,634
Accumulated depreciation and impairment				
At 1 January 2004	(14,801)	(3,427)	(1,863)	(20,091)
Charge for the year	(4,963)	(909)	(286)	(6,158)
Exchange differences	(1,412)	(200)	(126)	(1,738)
Eliminated on disposals	502	10	-	512
At 31 December 2004	(20,674)	(4,526)	(2,275)	(27,475)
Charge for the year	(4,331)	(1,480)	(86)	(5,897)
Impairment loss (1)	(910)	(732)	(3)	(1,645)
Exchange differences	2,408	318	164	2,890
Eliminated on disposals	4,872	895	634	6,401
At 31 December 2005	(18,635)	(5,525)	(1,566)	(25,726)
Carrying amount				
At 31 December 2005	7,482	2,268	158	9,908
At 31 December 2004	9,488	3,672	443	13,603

(1) The impairment loss on fixtures and equipment as well as on computer equipment and software arose in connection with the restructuring following the Group announcement regarding the run-off of all subsidiaries. Please see Note 6.

NOTES TO THE FINANCIAL STATEMENTS

18 Intangible assets

	Licences $'000
Cost	
At 1 January 2004	9,968
Additions	-
At 31 December 2004	9,968
Additions	-
At 31 December 2005	**9,968**
Amortisation	
At 1 January 2004	-
Charge for the year	(190)
At 31 December 2004	(190)
Impairment of asset	**(1,299)**
At 31 December 2005	**(1,489)**
Carrying amount	
At 31 December 2005	**8,479**
At 31 December 2004	9,778

Capitalised licences represent the cost of licences acquired to conduct business in the United States. The Directors believe these licences have indefinite useful lives. The licences are tested for impairment at each balance sheet date. The result of such an impairment test in 2005 was that certain costs, which arose through the acquisition of such licences, had to be written off.

NOTES TO THE FINANCIAL STATEMENTS

19 Deferred acquisition costs

	Deferred acquisition costs $'000
At 1 January 2004	153,243
Change in period	43,569
Exchange difference	1,247
At 31 December 2004	198,059
Change in period	(87,554)
Exchange difference	(3,505)
At 31 December 2005	**107,000**
At 31 December 2005	**107,000**
At 31 December 2004	198,059

20 Investments

	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Available-for-sale investments		
- Equity securities	**161**	947
- Debt securities	**2,205,532**	2,014,802

The investments included above represent investments in listed equity securities and listed debt securities. The fair values of these investments are based on quoted market prices.

Summary by maturity – Debt securities	As at 31 December 2005 $'000	%	As at 31 December 2004 $'000	%
Less than 1 year	**458,192**	**20.8**	303,511	15.1
1 year up to 3 years	**508,034**	**23.0**	447,490	22.2
3 years up to 5 years	**480,236**	**21.8**	462,531	23.0
5 years up to 10 years	**235,875**	**10.7**	312,480	15.5
More than 10 years	**523,195**	**23.7**	488,790	24.2
	2,205,532	**100.0**	2,014,802	100.0

NOTES TO THE FINANCIAL STATEMENTS

21 Loans and receivables including insurance receivables

	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Deposits with ceding undertakings	87,711	116,860
Debtors arising out of insurance operations	33,497	123,535
Debtors arising out of reinsurance operations	334,846	525,774
Amounts due from reinsurance operations not transferring significant risk	123,116	88,652
Accrued income (1)	71,830	20,504
Other prepayments	6,080	5,915
Other debtors	21,078	12,144
Total loans and receivables including insurance receivables	678,158	893,384

Loans and receivables including insurance receivables are recorded on the balance sheet at amortised cost.

(1) $41.9 million of the renewal right sales are recorded as accrued income at the balance sheet date as disclosed in Note 5.

NOTES TO THE FINANCIAL STATEMENTS

22 Deferred income tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current and prior reporting period:

Deferred tax assets

	Tax losses and disclaimed technical reserves $'000	Depreciation in advance of capital allowances $'000	US subsidiary insurance transaction timing differences $'000	Bonus and pension accruals not currently deductible and other timing differences $'000	Total $'000
At 1 January 2004	27,229	727	1,693	2,804	32,453
(Charged) / credited to the income statement	(5,112)	181	1,416	(2,496)	(6,011)
(Charged) / credited to equity (net of transfers to retained earnings)	3,955	-	(140)	-	3,815
Exchange differences	34	66	-	29	129
At 1 January 2005	26,106	974	2,969	337	30,386
(Charged) / credited to the income statement	(22,929)	122	(3,612)	(322)	(26,741)
(Charged) / credited to equity (net of transfers to retained earnings)	(2,094)	-	643	-	(1,451)
Exchange differences	(1,083)	(107)	-	(7)	(1,197)
As at 31 December 2005	-	989	-	8	997

NOTES TO THE FINANCIAL STATEMENTS

22 Deferred income tax (continued)

Deferred tax liabilities

	Capital allowances in advance of depreciation $'000	US subsidiary insurance transaction timing differences $'000	Total $'000
At 1 January 2004	608	-	608
Charged to the income statement	1,018	-	1,018
At 1 January 2005	1,626	-	1,626
Charged / (credited) to the income statement	(1,626)	1,878	252
As at 31 December 2005	**-**	**1,878**	**1,878**

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Deferred tax assets	**997**	28,760
Deferred tax liabilities	**(1,878)**	-
	(881)	28,760

At the balance sheet date the Group has unrecognised deferred tax assets of $45 million in respect of tax losses carried forward. The assets have not been recognised due to the unpredictability of future profit streams. There were no unrecognised deferred tax assets as at 31 December 2004.

At the balance sheet date, the Group has unused tax losses of $184.9 million (2004: $130.5 million) available for offset against future profits. Of the losses at 31 December 2005, $137 million relate to the UK and $47.9 million relate to Switzerland.

In the UK, tax losses are in part carried forward as disclaimed technical reserves. UK losses have no expiry date. The amounts included within 'Tax losses and disclaimed technical reserves' above are shown net of deferred tax liabilities in respect of UK equalisation reserves.

Swiss losses expire as follows: $29 million in 2006; $0.3 million in 2007 and $18.6 million in 2008. Swiss losses included in 'Tax losses and disclaimed technical reserves' above are shown net of deferred tax liabilities in respect of differences in the timing of income recognition between IFRS and Swiss GAAP. The figures above do not include Swiss losses which became available to carry forward in Alea Europe Ltd following the merger of that company with Alea Group Holdings AG referred to in Note 44.

NOTES TO THE FINANCIAL STATEMENTS

22 Deferred income tax (continued)

The deferred income tax (charged) or credited to equity during the year is as follows:

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Revaluation reserve		
Fair value reserves in shareholders' equity:		
- transfer for net realised gains on available-for-sale financial assets	**1,420**	840
Hedging and translation reserve		
- transfer for exchange gains recognised directly in equity	**(2,871)**	2,975
	(1,451)	3,815

23 Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Cash at bank and in hand	**69,099**	61,633
Short-term deposits with credit institutions	**47,863**	131,995
Total cash and cash equivalents	116,962	193,628

Cash and cash equivalents yielded an effective rate of interest of 4.6% in the year ended 31 December 2005 (2004: 3.7%).

NOTES TO THE FINANCIAL STATEMENTS

24 Insurance and reinsurance contracts

Insurance contracts are comprised of the following:

	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	2,531,928	2,189,243
Discount	(133,443)	(140,534)
	2,398,485	2,048,709
Claims handling provisions	30,372	21,162
Total gross claims outstanding	2,428,857	2,069,871
Provision for unearned premiums on insurance contracts	443,599	808,907
Total insurance contracts	2,872,456	2,878,778
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	343,312	465,722
Discount	(11,308)	(36,985)
Net aggregate excess reinsurance	332,004	428,737
Other reinsurance		
Provision for claims outstanding, reported and not reported	672,952	533,506
Discount	(5,455)	(7,062)
Net other reinsurance	667,497	526,444
Total reinsurance		
Provision for claims outstanding, reported and not reported	1,016,264	999,228
Discount	(16,763)	(44,047)
Total reinsurers' share of claims outstanding	999,501	955,181
Provision for unearned premiums on reinsurance contracts	58,138	91,809
Total reinsurance contracts	1,057,639	1,046,990
Claims outstanding, net of reinsurance		
Before discount	1,546,036	1,211,177
Discount	(116,679)	(96,487)
Claims outstanding net of reinsurance	1,429,357	1,114,690

Security held for aggregate excess reinsurance	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Deposits received from reinsurers	47,445	123,743
Trust fund and LOC collateral available against aggregate excess contracts	279,704	277,297
Total collateral available against aggregate excess reinsurance recoverable	327,149	401,040
Collateral held in respect of unearned premiums	13	2,713
Total collateral held	327,162	403,753

NOTES TO THE FINANCIAL STATEMENTS

24 Insurance and reinsurance contracts (continued)

Basis for establishing provision for claims outstanding
Loss reserves for reinsurance business are established based on claims data reported to the Group by ceding companies supplemented with relevant industry benchmark loss development patterns used to project the ultimate incurred loss. Ultimate incurred loss indications are calculated by the Group's actuaries using several standard actuarial methodologies including paid and incurred loss development and the Bornhuetter-Ferguson incurred and paid loss methods.

The Group's actuaries utilise several assumptions in applying each methodology, including loss development factors, expected loss ratios based on pricing analysis, and actual reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuaries' judgement based on historical data and experience combined with information concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements.

Based on the actuarial indications, the Group selects and records a single point estimate separately for each line of business for each underwriting year. The single point reserve estimate is management's best estimate which the Group considers to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. On a quarterly basis the Group analyses and records its loss reserve estimates across over 400 detailed lines of business which reflect class of business, geographic location, insurance versus reinsurance, proportional versus non-proportional, and treaty versus facultative exposures. In addition, a limited number of the Group's largest contracts are reviewed individually.

During the loss settlement period, additional facts regarding claims are reported. As this occurs it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different than prior estimates. The Group reviews additional reported claim information on a monthly basis. Actual claim experience is compared to that expected from the most recent actuarial reserve review to highlight significant variances. A complete actuarial analysis by detailed line of business including selection of single point estimates was completed quarterly and was reviewed by the Group's management.

NOTES TO THE FINANCIAL STATEMENTS

24 Insurance and reinsurance contracts (continued)

Underwriting year table

	1999 and prior $'000	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000	2005 $'000	Total $'000
Gross								
Estimate of cumulative claims:								
At end of underwriting year	3,022,313	367,605	386,762	590,359	821,724	1,092,870	**630,215**	
One year later	4,564,137	452,324	396,996	612,137	816,546	**990,260**		
Two years later	4,710,816	485,269	417,049	611,228	**794,346**			
Three years later	4,755,187	507,747	441,839	**654,210**				
Four years later	4,828,948	539,694	**440,855**					
Five years later	4,874,927	**550,212**						
Six years later	**4,883,595**							
Estimate of cumulative claims as at 31 December 2005	**4,883,595**	**550,212**	**440,855**	**654,210**	**794,346**	**990,260**	**630,215**	**8,943,693**
Cumulative payments at 31 December 2005	(4,545,416)	(417,489)	(312,647)	(398,137)	(385,911)	(337,117)	(50,212)	(6,446,929)
	338,179	**132,723**	**128,208**	**256,073**	**408,435**	**653,143**	**580,003**	**2,496,764**
Unearned element of reserves at 31 December 2005	(6)	(57)	(60)	(1,154)	(546)	(53,166)	(166,873)	(221,862)
Earned non-life reserves before effect of discounting as at 31 December 2005	**338,173**	**132,666**	**128,148**	**254,919**	**407,889**	**599,977**	**413,130**	**2,274,902**
Life and finite reserves as at 31 December 2005								**257,026**
Claims handling provisions as at 31 December 2005								**30,372**
Present value of reserves before discount recognised in the balance sheet as at 31 December 2005								**2,562,300**

NOTES TO THE FINANCIAL STATEMENTS

24 Insurance and reinsurance contracts (continued)

Underwriting year table (continued)

	1999 and prior $'000	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000	2005 $'000	Total $'000
Reinsurance recoverable								
Estimate of cumulative claims:								
At end of underwriting year	557,558	87,617	140,151	176,731	165,184	177,565	**144,472**	
One year later	1,544,260	163,700	173,153	196,084	184,701	**145,792**		
Two years later	1,662,449	156,068	177,605	211,944	**190,173**			
Three years later	1,646,776	149,374	152,152	**212,974**				
Four years later	1,660,199	136,623	**146,574**					
Five years later	1,684,626	**130,220**						
Six years later	**1,667,762**							
Estimate of cumulative recoveries at 31 December 2005	**1,667,762**	**130,220**	**146,574**	**212,974**	**190,173**	**145,792**	**144,472**	**2,637,967**
Cumulative recoveries received at 31 December 2005	(1,512,951)	(105,032)	(54,721)	(53,527)	(42,035)	(62,805)	(1,636)	(1,832,707)
	154,811	**25,188**	**91,853**	**159,447**	**148,138**	**82,987**	**142,836**	**805,260**
Unearned element of reinsurance recoverable at 31 December 2005	-	-	-	-	(216)	(4,993)	(18,628)	(23,837)
Earned net non-life reinsurance recoverable before effect of discounting as at 31 December 2005	**154,811**	**25,188**	**91,853**	**159,447**	**147,922**	**77,994**	**124,208**	**781,423**
Life and finite reinsurance recoverable as at 31 December 2005								**234,841**
Present value of reinsurance recoverable before discount recognised in the balance sheet as at 31 December 2005								**1,016,264**

NOTES TO THE FINANCIAL STATEMENTS

24 Insurance and reinsurance contracts (continued)

Underwriting year table (continued)

	1999 and prior $'000	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000	2005 $'000	Total $'000
Net								
Estimate of cumulative claims:								
At end of underwriting year	2,464,755	279,988	246,611	413,628	656,540	915,305	**485,743**	
One year later	3,019,877	288,624	223,843	416,053	631,845	**844,468**		
Two years later	3,048,367	329,201	239,444	399,284	**604,173**			
Three years later	3,108,411	358,373	289,687	**441,236**				
Four years later	3,168,749	403,071	**294,281**					
Five years later	3,190,301	**419,992**						
Six years later	**3,215,833**							
Estimate of net cumulative claims at 31 December 2005	**3,215,833**	**419,992**	**294,281**	**441,236**	**604,173**	**844,468**	**485,743**	**6,305,726**
Net cumulative payments at 31 December 2005	(3,032,465)	(312,457)	(257,926)	(344,610)	(343,876)	(274,312)	(48,576)	(4,614,222)
	183,368	**107,535**	**36,355**	**96,626**	**260,297**	**570,156**	**437,167**	**1,691,504**
Unearned element of reserves at 31 December 2005	(6)	(57)	(60)	(1,154)	(330)	(48,173)	(148,245)	(198,025)
Earned net non-life reserves before effect of discounting as at 31 December 2005	**183,362**	**107,478**	**36,295**	**95,472**	**259,967**	**521,983**	**288,922**	**1,493,479**
Net life and finite reserves as at 31 December 2005								**22,185**
Claims handling provisions as at 31 December 2005								**30,372**
Present value of net reserves before discount recognised in the balance sheet as at 31 December 2005								**1,546,036**

(1) In June 2000 the Group added a UK insurance and reinsurance license through the acquisition of The Imperial Fire And Marine Company Limited ('Imperial') (now called Alea London Limited). In acquiring this entity, the Group assumed insurance and reinsurance liabilities relating to 1999 and prior underwriting years written by Imperial. This explains the significant increase in cumulative claims in respect of 1999 and prior underwriting years that occurs in the table above between 31 December 1999 and 31 December 2000. The increase in gross cumulative claims in respect of 1999 and prior as a result of the acquisition was $1,620.2 million and the increase in ceded cumulative claims was $897.7 million.

(2) The underwriting year development table above includes all cumulative claims in respect of underwriting years 1987 to 2005. IIt also includes 1986 and prior underwriting year claims paid in calendar years 1999 to 2005, and the reserves in respect of 1986 and prior at each balance sheet date from 1999 to 2005.

(3) The insurance and reinsurance claims outstanding carried in the balance sheet of the Group include gross and ceded amounts in respect of Canadian structured settlement life business. The gross and ceded amounts match exactly, to leave no net liability. As these balances relate to life business they are excluded from the underwriting year development table. Consequently, in order to achieve reconciliation to the balance sheet gross and ceded claims outstanding, they are added back in the table above. The amount as at 31 December 2005 was $234.8 million.

NOTES TO THE FINANCIAL STATEMENTS

25 Borrowings

The borrowings are repayable as follows:	As at 31 December 2005 $'000	As at 31 December 2004 $'000
On demand or within one year	-	-
In the second year	200,000	-
In the third to fifth years inclusive	-	200,000
After five years	120,000	100,000
	320,000	300,000
Less: Capitalised debt raising expenses	(3,369)	(3,609)
Amount due for settlement after 12 months	316,631	296,391

Debt raising expenses are capitalised and are amortised over the period of the loan. Capital assets relating to the previous loan arrangements of $ 2.1 million have been written off in 2004.

Analysis of borrowings:

	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Amounts owed to credit institutions	200,000	200,000
Trust preferred securities	120,000	100,000
Total borrowings	320,000	300,000

All borrowings are recorded at fair value.

Amounts owed to credit institutions
The three-year bank term loan of $200.0 million and the $50.0 million revolver currently carry an interest margin of 120 basis points, which is adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility is additionally subject to a commitment fee of 40% of the applicable margin. The term loan was used to repay the pre-existing financing facilities with the balance being used for general corporate expenses. The revolver facility was unutilised during 2004.

In February 2005, the $50.0 million revolver was fully drawn and the funds were used to make a voluntary prepayment of $50.0 million under the $200.0 million term loan. This prepayment was accompanied by an amendment which increased the financial flexibility of Alea under this financing.

The loan imposes restrictive covenants including tangible minimum equity, debt-to-capitalization ratio limitations, limitations on the granting of liens, payment of dividends, other dispositions of assets, increased indebtedness and distribution of assets.

Trust preferred securities
In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years.

NOTES TO THE FINANCIAL STATEMENTS

26 Provisions

	Restructuring Provision $'000
At 31 December 2004	-
Additional provision in the year (Note 6)	18,253
Exchange difference	(691)
At 31 December 2005	**17,562**

27 Other liabilities and charges

	Deferred reinsurance commission $'000	Other accruals and deferred income (1) $'000	Total $'000
At 31 December 2004	3,459	27,680	31,139
Change in the period	(97)	5,272	5,175
Exchange difference		831	831
At 31 December 2005	**3,362**	**33,783**	**37,145**

(1) Includes regulatory levies of $14.4 million for Alea US.

NOTES TO THE FINANCIAL STATEMENTS

28 Trade and other payables

	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Insurance balance payable	49,470	72,497
Reinsurance balance payable	138,986	86,883
Deposits received from reinsurers	68,813	125,830
Reserves withheld creditors	52,009	74,960
Liabilities from reinsurance operations not transferring significant risk	124,925	108,730
Other taxes and social securities	13,445	3,515
Total trade and other payables	447,648	472,415

NOTES TO THE FINANCIAL STATEMENTS

29 Consolidated statement of changes in equity

	Attributable to equity holders of the Company								
	Share capital $'000	Share premium $'000	Capital reserve $'000	Revaluation reserve (1) $'000	Hedging and translation reserves (2) $'000	Retained earnings $'000	Share based payment reserve $'000	Non-distributable reserve (3) $'000	Total $'000
As at 1 January 2005	1.744	631,439	75,381	12,502	7,629	(17,376)	823	4,368	716,510
Repurchase of shares	(7)	(2,128)							(2,135)
Loss of the period						(178,928)			(178,928)
Revaluation on available for sale investments - gross				(26,593)					(26,593)
Revaluation on available for sale investments - tax				1,420					1,420
Movement in share based payment reserve							163		163
Transfer from non-distributable reserve - gross						6,240		(6,240)	-
Transfer to non-distributable reserve - tax						(1,872)		1,872	-
Translation losses - gross					(4,934)				(4,934)
Translation losses - tax					(2,871)				(2,871)
Dividend paid						(12,203)			(12,203)
As at 31 December 2005	**1,737**	**629,311**	**75,381**	**(12,671)**	**(176)**	**(204,139)**	**986**	**0**	**490,429**

	Attributable to equity holders of the Company								
	Share capital $'000	Share Premium $'000	Capital Reserve $'000	Revaluation reserve (1) $'000	Hedging and translation reserves (2) $'000	Retained earnings $'000	Share based payment reserve $'000	Non-distributable reserve (3) $'000	Total $'000
As at 1 January 2004	1,747	633,053	75,644	16,227	-	(8,247)	88	4,818	723,330
Repurchase of shares	(3)	(1,614)							(1,617)
Profit of the period						(4,342)			(4,342)
Revaluation on available for sale investments - gross				(4,565)					(4,565)
Revaluation on available for sale investments - tax				840					840
Capital raising expenses			(263)						(263)
Movement in share based payment reserve							735		735
Transfer from non-distributable reserve - gross						617		(617)	-
Transfer to non-distributable reserve - tax						(167)		167	-
Translation losses - gross					4,654	-			4,654
Translation losses - tax					2,975	-			2,975
Dividend paid						(5,237)			(5,237)
As at 31 December 2004	**1,744**	**631,439**	**75,381**	**12,502**	**7,629**	**(17,376)**	**823**	**4,368**	**716,510**

(1) The revaluation reserve is a component of shareholders equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared to the amortised cost of the assets are posted to this reserve.

(2) Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve.

(3) The non-distributable reserve represents a statutory reserve established by Alea London Limited in accordance with UK Company Law for the purposes of mitigating exceptionally high loss ratios in future years as required by Schedule 9A of the Companies Act.

NOTES TO THE FINANCIAL STATEMENTS

30 Share capital

	As at 31 December 2005 Number '000s	As at 31 December 2005 $'000	As at 31 December 2004 Number '000s	As at 31 December 2004 $'000
Authorised:				
Common shares of $0.01	**1,000,000**	**10,000**	1,000,000	10,000
Total authorised	**1,000,000**	**10,000**	1,000,000	10,000
Allotted, called up and fully paid:				
Common shares of $0.01	**173,726**	**1,737**	174,422	1,744
Total allotted, called up share capital and fully paid	**173,726**	**1,737**	174,422	1,744

31 Share capital movement

	Number '000s	$'000
At 31 December 2004	174,422	1,744
Repurchase of shares	(696)	(7)
Sales of shares	-	-
At 31 December 2005	**173,726**	**1,737**

Total value of the repurchased shares was $2.1 million. The repurchase value was based on the market value of the transaction day.

NOTES TO THE FINANCIAL STATEMENTS

32 Stock options and restricted shares

Bermuda Plan

Alea Group Holdings AG had in place a stock purchase and option plan for key employees and advisors known as the 1998 Amended and Restated Stock Option Plan for Key Employees and Subsidiaries (the "Swiss Plan"). The Company adopted a 2002 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries, as amended in connection with IPO (the "Bermuda Plan"), in connection with the redomiciling of the ultimate parent company of the Group to Bermuda and all awards under the Swiss Plan are now governed by the terms of the Bermuda Plan. The terms of the Bermuda Plan are substantially similar to the terms of the Swiss Plan. All Alea Group Holdings AG non-voting participation shares and options were exchanged for common shares and options in connection with an equity exchange offer that was completed on 3 April 2002. In total, 15,000,000 common shares are authorised for use under the Bermuda Plan.

The exercise price of the options will be the fair market value of the common shares on the grant date. Generally, the options vest rateably over a five-year period except in the case of performance options where vesting is affected by attainment of certain pre-approved financial targets. The exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of employment. Certain options granted contain shortened expiration and vesting periods.

The terms of the Company's common shares and the exercise price of the options to acquire company common shares on the purchase/grant date were determined by the Remuneration Committee in accordance with the terms of the Bermuda Plan. The Bermuda Plan was terminated as to future grants with effect from 19 November 2003.

Executive Plan

The Company's shareholders have adopted the Alea Executive Option and Stock Plan and the Alea Sharesave Plan ("Executive Plan"). The Executive Plan provides for the grant of time and performance options, restricted stock units and share savings for employees. The exercise price of options granted shall not be less than the middle market quotation for the Company's shares on the dealing day preceding the date of grant. The number of common shares granted in any period under all of the Company's employee share schemes (excluding shares issuable on exercise of options granted prior to 19 November 2003) may not exceed 10% of the Company's issued ordinary share capital. Generally, the vesting period of an option granted under the Executive Plan is subject to the discretion of the Board (or a committee thereof) provided that vesting for certain tax qualified options may not be earlier than 3 years or more than 10 years after the date of grant and unless any relevant performance conditions have been satisfied.

Other

The company has issued to Fisher Capital Corp. LLC certain options to acquire common shares, which are fully vested and are exercisable within 15 years of the date of grant. In connection with a consulting agreement, the company has issued restricted shares which are fully vested to Richard Delaney, a former director. These shares and options were not granted pursuant to either Plan.

Transactions involving common share options and share participation certificate options are disclosed in Note 33.

NOTES TO THE FINANCIAL STATEMENTS

33 Share-based payments

Equity-settled share option plan

The Group plan provides for a grant price equal to the average quoted market price of the Group shares on the date of grant. The vesting period is generally 5 years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the Group before the options vest.

	Year ended 31 December 2005		Year ended 31 December 2004	
	Number of options	Weighted average exercise price in $	Number of options	Weighted average exercise price in $
Options outstanding at beginning of period	11,912,640	3.76	11,229,400	3.59
Options granted during the period	1,593,520	3.21	2,694,720	4.53
Options forfeited during the period	(4,122,732)	3.54	(2,011,480)	3.84
Options exercised during the period	-	-	-	-
Options which expired during the period	-	-	-	-
Options outstanding at end of period	9,383,428	3.65	11,912,640	3.76
Options exercisable at end of period	5,827,708	3.52	6,129,264	3.37

No options were exercised during the period. The options outstanding at 31 December 2005 had a weighted average exercise price of $3.65 (2004: $3.76), and the weighted average remaining contractual lives of those options are as follows:

	Year ended 31 December 2005			Year ended 31 December 2004		
	Range of exercise prices	Weighted Average Remaining Contractual Life	Number of share options outstanding	Range of exercise prices	Weighted Average Remaining Contractual Life in Years	Number of share options outstanding
Options outstanding at end of period divided into meaningful ranges						
Share options issued in respect of Alea Group Holdings AG after repricing	$3.22 -$3.22	3.11	298,000	$3.22 -$3.22	4.11	298,000
Alea Group Holdings (Bermuda) Limited options granted pre - IPO	$3.22 -$4.30	5.51	6,119,628	$3.22 -$4.30	6.44	9,269,920
Alea Group Holdings (Bermuda) Limited options granted post - IPO	$3.21 -$4.31	8.66	2,965,800	$3.83 -$4.81	9.33	2,344,720
All options	$3.21 -$4.31	6.43	9,383,428	$3.22 -$4.81	0.23	11,912,640

NOTES TO THE FINANCIAL STATEMENTS

33 Share-based payments (continued)

Equity-settled share option plan (continued)

	Year ended 31 December 2005	Year ended 31 December 2004
Weighted average fair value of options granted during the period as determined at measurement date	0.97	1.02

In order to incorporate the effects of expected early exercise, a binomial model was used to value the share options granted during the period. The inputs into that model in respect of options granted during the period are as follows:

Weighted average share price	3.55	4.27
Weighted average exercise price	3.48	4.26
Weighted average expected volatility	23%	22%
Weighted average option life	10 years	10 years
Weighted average expected dividends	2.54%	2.24%
Weighted average risk-free interest rate	4.80%	4.26%

For share options granted post - IPO, the expected volatility was determined by calculating the historical volatility of the Group's share price since the IPO. For all earlier grants of share options, a volatility rate of 3% was selected for use in fair valuing the options.

The Group recognised the following total expenses and repurchases in respect of equity-settled share based payment transactions:

	Year ended 31 December 2005	Year ended 31 December 2004
Total expense recognised for the period arising from share-based payment transactions that were recognised immediately as an expense - (all are equity settled)	314	870
RSU expense charged in period	139	83
Cash repurchases of vested options held by leavers	(290)	(218)
Element of expense deferred as DAC on balance sheet	-	(76)
	163	659

NOTES TO THE FINANCIAL STATEMENTS

34 Net cash flow from operating activities

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Loss for the year	(178,928)	(4,342)
Adjustments for:		
- tax expense	26,827	16,396
- depreciation	5,897	6,158
- impairment loss recognised in respect of property, plant and equipment (Note 17)	1,645	-
- impairment loss recognised in respect of licences (Note 18)	1,299	-
Net cash flows for the year transferred to investing activities	(92,123)	(63,031)
Loss/(profit) on sale of property, plant and equipment	64	(343)
Debt interest expense	16,344	5,127
(Profit)/loss on foreign exchange	(2,606)	1,987
Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences on consolidation)		
Net increase in insurance liabilities	100,806	530,595
Net (increase)/decrease in reinsurance assets	(57,440)	4,532
Net (increase)/decrease in loans and receivables	266,719	(64,470)
Net increase/(decrease) in other operating liabilities	25,786	(2,381)
Net movement in share based payment reserve	163	652
Net cash from operating activities (1)	114,453	430,880

(1) The operating cash flow includes the commutation of the Bristol West quota share arrangement as explained in Note 37 (related party transactions). All cash balances due to Bristol West of $78.7 million were settled in full in January 2005.

35 Contingent liabilities

Structured settlements
The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001.

In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, at year-end 2005, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 41 million Canadian Dollars ($35 million) and the maximum in relation to any one insurer 20 million Canadian Dollars ($17 million).

Litigation
In January 2003, a claim was made against the Group and its indirect subsidiary Alea North America Company ('ANAC') by a former employee of ANAC alleging, inter alia, discrimination, harassment and retaliation for damages totalling $3.5 million. The Group's motion for summary judgement resulted in the dismissal of most of the claims prior to trial. In October 2005 a jury verdict was rendered in favour of the Group and ANAC on all remaining claims. The former employee has appealed. At this stage it is not possible to estimate the amount of any potential liability that may arise for the Group. The Group believes the allegations are unfounded and is vigorously defending itself against the claim and in opposing the appeal. No provision has been made in the accounts for this matter.

NOTES TO THE FINANCIAL STATEMENTS

35 Contingent liabilities (continued)

Subpoenas and Requests for Information
The US domiciled insurance members of the Group received certain subpoenas and information requests with respect to the ongoing investigations by various regulators and governmental authorities relating to industry-wide investigations into US producer compensation practices and arrangements. In November 2004, Alea North America Insurance Company ('ANAIC') received a subpoena from the Attorney General of New York and, together with Alea North America Speciality Insurance Company ('ANASIC'), received inquiries from the insurance departments of Delaware and North Carolina. No allegations of wrongdoing have been made against ANAIC, ANASIC nor any of their employees, nor does the Group have reason to believe any of them are specific targets of any investigation.

The Group has cooperated fully with these inquiries. After concluding their internal investigations in connection with these matters, the companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they aware of any improper conduct.

Certain members of the Group have received subpoenas and information requests with respect to finite reinsurance from the US Securities and Exchange Commission, the FSA, the Australian Prudential Regulatory Authority and the Florida and Delaware state insurance authorities.

The Group has co-operated or is co-operating fully with each authority from which it has received an inquiry and is aware of no improper conduct.

These industry-wide investigations, including certain of the investigations to which the Group is a party, are ongoing and it is not possible to predict the impact that these investigations, or any enquiries specific to the Group, may have on the Group's current or future business and financial results. Moreover, there can be no assurance that further investigations will not be initiated or reopened in the future.

Company contingent liabilities
In the third quarter of 2002 the Company entered into a top down guarantee with each of the Group's rated insurance operating entities These guarantees are in addition to the pre-existing guarantees already in place between certain subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, the top down guarantees require that the Company make funds available to the insurance operating entities to allow the entities to fulfil their insurance or reinsurance obligations to the client/customer incurred while the guarantee remains in effect.

NOTES TO THE FINANCIAL STATEMENTS

36 Credit Risk

Exposure to Lumbermens
In connection with the Group's acquisition of the Equus Re reinsurance division of Lumbermens on 3 December 1999, Alea (Bermuda) Ltd and Lumbermens entered into a 100% quota share reinsurance of the Lumbermens business written by Equus Re through 3 December 1999 (namely, business written by Equus Re prior to the Group's acquisition of the Equus Re operations). Lumbermens, in turn, provides stop loss reinsurance to Alea (Bermuda) Ltd for losses in excess of a 75% paid loss ratio on the same business incepting prior to 1 October 1999 (the 'Protected Business'). In addition to the Protected Business, the parties agreed that the Group would write new and renewal business on behalf of Lumbermens (as the reinsurer) up to 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd (the 'Fronted Business'). Concurrent with these arrangements, Lumbermens retained ANAC as its agent to adjust and pay claims and collect premiums for both the Protected Business and the Fronted Business.

The respective obligations of Alea (Bermuda) Ltd and Lumbermens noted above are subject to contractual mutual offset provisions under the reinsurance agreements and as permitted under Illinois law. Further, in respect of the Protected Business, Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met. The Group's balance sheet therefore, records (i) no net balance due from Lumbermens under the Protected Business, as the 75% paid loss ratio was met in late December 2003 (specifically, $106.0 million is due to and from Lumbermens), and (ii) as at 31 December 2005, an aggregate balance due to Lumbermens under the Fronted Business and in respect of business written by Equus Re between 1 October 1999 and 3 December 1999 of $71.5 million.

As is required for credit for reinsurance purposes when cessions are made to non-US licensed reinsurers, Alea (Bermuda) Ltd must collateralise its obligations to Lumbermens. Pursuant to contract, the amount of posted collateral is required to equal 120% of the estimated loss reserves, which based on the above year-end balance due from Alea (Bermuda) Ltd would be approximately $85.8 million.

If, as was the case in 2004, Alea (Bermuda) Ltd (as reinsurer) and Lumbermens cannot agree upon the calculation of the amount to be collateralised, the contract provides that the matter is to be resolved by referral to a neutral and disinterested Fellow of the Casualty Actuary Society for determination ('Independent Actuary'). Based on a determination of the estimated loss reserves by the Independent Actuary measured as at 30 September 2004 the amount Alea (Bermuda) Ltd posted as collateral at year-end 2004 pursuant to the contract was $186.6 million. At year-end 2005, this amount had been reduced to $140.3 million in connection with commutations made with Lumbermens with respect to certain ceding companies. The Independent Actuary's estimate is utilised strictly to enable the parties to settle on the collateral posting. The determination of collateral posted is subject to recalculation quarterly in arrears, and both parties retain the right to request a further determination in the future by an Independent Actuary if the parties cannot agree such calculation.

Lumbermens risk based capital level allows the Illinois Department of Insurance to assume control of Lumbermens at its discretion. The mutual obligations of Alea (Bermuda) Ltd and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. Accordingly, having taken legal advice, the Group believes that the Group should not be exposed to material credit risk resulting from these arrangements with Lumbermens. However, no assurance can be given that a court would uphold these mutual offset provisions and contractual rights.

NOTES TO THE FINANCIAL STATEMENTS

37 Related party transactions

Kohlberg Kravis Roberts & Co., L.P./Fisher Capital Corp. L.L.C.
Certain parties related to Kohlberg Kravis Roberts & Co., L.P. own in excess of 40% of the Company's issued shares. The Company has certain relationship, management rights, shareholder and advisory fee agreements, as amended with Kohlberg Kravis Roberts & Co., L.P., KKR 1996 Fund (Overseas), Limited Partnership, KKR Partners (International), Limited Partnership and Fisher Capital Corp. L.L.C. These agreements are further described in the Company's Listing Particulars dated 14 November 2003. The Group pays annual advisory fees of $750,000 to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. L.L.C., also a shareholder. Certain of the Company's directors are interested in these entities as described in the Directors' Report. As at 31 December 2005 the balance due under these arrangements was nil (31 December 2004: nil).

Loans to officers
Loans to officers were offered in connection with their purchase of Company shares and are interest bearing and except as described below, are full recourse and made on consistent terms as those to other employees. Mr M Ricciardelli received a loan of $375,000 in connection with his purchase of pledged shares at a cost of $750,000 in March 2004 that bears interest at 1 year LIBOR set on the funding date and reset annually on each anniversary thereof. Upon termination of employment Mr M Ricciardelli is not personally liable for any amounts in excess of the value of the shares pledged plus any accrued but unpaid bonus contractually payable to him. Consistent with other borrowers, Mr M Ricciardelli's loan is repayable in five equal annual instalments of 20% of the principal amount thereof. Mr M Ricciardelli paid the first annual principal instalment on his loan of $75,000, together with accrued interest of $11,111 in 2005.

As at 31 December 2005 the Group had loans to officers, including the amount set out above in respect of Mr M Ricciardelli, of $551,988 (31 December 2004: $1,074,819). The number of officers that had outstanding loans at 31 December 2005 was 7 (31 December 2004: 11). Officers are defined as members of the Leadership Team (which includes key management personnel (defined below) as well as other senior officers) at the respective year ends.

Bristol West Insurance Group
During 2003 and 2004, Alea London Limited underwrote a 40% share of an inwards reinsurance contract with the insurance subsidiaries of Bristol West Holdings, Inc. (Bristol West), a public company traded on the New York Stock Exchange. This contract was terminated and fully commuted on a cut-off basis effective 1 January 2005 and all cash balances of $78.7 million due to Bristol West were settled in full in January 2005. The remaining unearned premium of $56.5 million has been reversed such that 2005 financial statements show a reduction in gross premiums written of $56.5 million representing the unearned premium balances previously carried forward. There is no profit and loss impact in 2005 with regards to this contract.

Mr J Fisher, a Director of the Company, is Chairman of the Board and Chief Executive Officer of Bristol West and as of 31 December 2005 may be deemed to have beneficial interests in some or all of 1,053,485 shares and options to acquire shares of Bristol West representing approximately 3.5% of the outstanding shares of Bristol West. As result of his investment in KKR Associates (Strata) L.P., Mr J Fisher may also be deemed to have an interest in some or all of the 26,076 shares in Bristol West owned by KKR Associates (Strata) L.P.

Affiliates of a Kohlberg Kravis Roberts & Co., L.P., namely Bristol West Associates LLC, through its managing member KKR 1996 Fund L.P., Aurora Investments II LLC and KKR Associates (Strata) L.P. held an interest in 12,460,394 shares of Bristol West representing approximately 41% of the outstanding shares of Bristol West at 31 December 2005.

NOTES TO THE FINANCIAL STATEMENTS

37 Related party transactions (continued)

Bristol West Insurance Group (continued)
Messrs. T Fisher, P Golkin and S Nuttall, Directors of the Company, are also directors of Bristol West and may be deemed to have beneficial interests in some or all of the 12,257,368 shares of Bristol West owned by Bristol West Associates LLC, 176,950 shares of Bristol West owned by Aurora Investments II LLC and 26,076 shares in Bristol West owned by KKR Associates Strata L.P.

The terms and conditions of the reinsurance contract with Bristol West were established on an arm's length basis by an unrelated lead reinsurer. The co-participating reinsurers on the contract were companies unrelated to either the Company, Bristol West, Kohlberg Kravis Roberts & Co., L.P. and its related parties or Mr J Fisher.

The contract had the following impact on the income statement, balance sheet and cash flows of the Group:

Income statement	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Net premiums written	(56,473)	149,431
Net insurance premium revenue	-	148,089
Net insurance claims	-	(118,442)
Acquisition costs	-	(25,177)
Profit before income tax	-	4,470

Balance Sheet	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Cash (paid)/received	(78,677)	88,197
Reinsurance debtors	(66,302)	66,302
Deferred acquisition costs	(9,600)	9,600
Total Assets	(154,579)	164,099
Insurance contracts	(98,106)	98,106
Unearned premium reserves	(56,473)	56,473
Retained earnings	-	9,520
Total Liabilities	(154,579)	164,099

Cash Flows	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Premium received	-	243,243
Claims paid	-	(155,046)

NOTES TO THE FINANCIAL STATEMENTS

37 Related party transactions (continued)

Willis Group Holdings
Willis Group Holdings Limited and its subsidiaries ('Willis') conduct insurance and reinsurance intermediary activities.

As at 31 December 2005, KKR 1996 Fund (Overseas), Limited Partnership owned 0% (31 December 2004: 5.6%) of the outstanding common equity of Willis Group Holdings Limited.

The Group has entered into multiple business arrangements with Willis for the years ended 31 December 2005 and 31 December 2004. These transactions involved the production and procurement of insurance and reinsurance relationships and contracts, in many cases for a commission or fee, the transmission of premium and other related transactions.

While most of these relationships and contracts individually have involved less than 0.5% of the assets of the Group, some of the transactions have involved premium flows or other cash flows through Willis in excess of such amounts. In aggregate the total gross premiums written by the Group produced through Willis for the year ended 31 December 2005 was $41.2 million (2004: $69.5 million).

At 31 December 2005, Messrs. P Golkin and S Nuttall were directors and shareholders of Willis and may be deemed to have been beneficially interested in some or all of the shares in Willis that were owned by KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership during 2004 and 2005.

At 31 December 2005, Mr J Fisher was a director and shareholder of Willis and may be deemed to have been beneficially interested in some or all of the options to acquire shares in Willis held by Fisher Capital Corp. LLC and the shares in Willis that were owned by KKR Partners (International), Limited Partnership during 2004 and 2005.

The Group's dealings with intermediaries, including Willis, are on arm's length normal commercial terms.

NOTES TO THE FINANCIAL STATEMENTS

37 Related party transactions (continued)

Key Management Personnel
The Group considers its key management personnel to include its directors and those members of management reporting directly to its executive directors that have executive management responsibility for Group-wide operations.

Remuneration of Key Management Personnel
The remuneration of the directors and those members of management reporting directly to its executive directors that have executive management responsibility for Group-wide operations, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. For 2005 this included 15 individuals (2004: 14). Further information about the remuneration of individual directors is provided in the audited part of the Director's Remuneration Report.

	Year ended 31 December 2005	Year ended 31 December 2004
Short-term employee benefits	**3,507,538**	5,262,452
Post-employment benefits	**138,630**	987,190
Other long-term benefits	**154,986**	113,367
Termination benefits	**3,025,159**	1,310,605
Share-based payment	**262,417**	420,205
TOTAL	**7,088,730**	8,093,819

Key Management Personnel Employment and Retention Contracts
Members of the Group have entered into employment and retention contracts with executive Directors and/or certain members of key management, in each case taking into account the practices in the jurisdiction where the Group operates. Terms of these agreements as they apply to the Company's Directors are set out in the Director's Remuneration Report. Termination benefits in the table above includes amounts paid in 2004 and 2005 to departing executive Directors and certain members of key management in settlement of such contracts less amounts accrued in prior years.

Share and Loan Transactions with Members of Key Management

Stewart K Laderman

On 6 April 2005, the Company repurchased Mr Laderman's 183,880 common shares for GBP 340,178 and 498,688 vested options granted on 19 May 2000 for GBP 69,816 in each case in accordance with the terms of his stockholder's agreement by reference to the price per common share on 31 March 2005. Mr Laderman was granted a GBP 172,237 loan in connection with the common share purchase program, bearing interest at 6.85% and repayable in instalments of 20% each 31 August, commencing in 2001. At December 31, 2004 Mr Laderman had repaid the loan in full, including interest.

NOTES TO THE FINANCIAL STATEMENTS

37 Related party transactions (continued)

Share and Loan Transactions with Members of Key Management (continued)

Kirk H Lusk

Mr Lusk was granted a $49,998 loan in connection with the common share purchase program, bearing interest at 4.1625% and repayable in instalments of 20% each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Mr Lusk's loan in 2005.

Thomas Weidman

Mr Weidman was granted a $99,999 loan in connection with the share purchase program, bearing interest at 3.7665% and repayable in instalments of 20% each 31 August commencing in 2006.

Gilles Meyer

Mr Meyer was granted a CHF 70,000 loan in 1998 and a CHF 24,912 loan in 1999 in connection with the share purchase program, such loans bearing interest at 3.5% per annum and repayable in annual instalments of 20%, commencing in 1999 and 2000, respectively. At 31 December 2004, Mr Meyer had repaid both of these loans in full, including interest.

Dennis Purkiss

Mr Purkiss was granted a loan of GBP 253,666 in 2000 in connection with the share purchase program, with such loan bearing interest at 6.85% and repayable in instalments of 20% each 31 August, commencing 2001. This loan was repaid in full in 2004. For information regarding the compromise agreement of Mr Purkiss, see the Directors' Remuneration Report in the Group Annual Report for the previous period.

Amanda J Atkins

On 6 April 2005, the Company purchased 35,060 Common Shares held by Ms Atkins for GBP 64,861 in accordance with the terms of her Stockholders' Agreement at the closing price of a Common Share on the London Stock Exchange on 31 March, 2005. For information regarding the compromise agreement of Ms Atkins, see the Directors' Remuneration Report.

NOTES TO THE FINANCIAL STATEMENTS

38 Retirement benefit scheme

Defined contribution schemes
The employees of the Group are covered by defined contribution schemes the costs of which are charged to the income statement when incurred. The total cost of retirement benefits for the Group in the year ended 31 December 2005 was $4.0 million (2004: $4.2 million).

39 Group companies

The consolidated financial information presents the financial record of the Group for the years ended 31 December 2005 and 31 December 2004. A list of all investments in Group subsidiaries, including the name and country of incorporation is given in Note 46. All companies listed in Note 46 are wholly owned subsidiaries of the Group and are fully consolidated into the Group accounts.

40 Operating leases

At the following balance sheet dates, the Group was committed to paying total future minimum lease payments under non-cancellable operating leases in each of the following periods:

	Year ended 31 December 2005 $'000			Year ended 31 December 2004 $'000		
	Land and buildings $'000	Other $'000	Total $'000	Land and buildings $'000	Other $'000	Total $'000
- within one year	4,074	33	4,107	4,351	33	4,384
- between two and five years	8,346	31	8,377	10,728	64	10,792
- over five years	1,020	-	1,020	1,838	-	1,838
	13,440	64	13,504	16,917	97	17,014

The amount incurred under operating leases during the period ended 31 December 2005 was $5.1 million (2004: $5.1 million).

NOTES TO THE FINANCIAL STATEMENTS

41 Explanation of transition to IFRSs

The reconciliations of equity at 1 January 2004 and at 31 December 2004 and the reconciliation of profit for 2004, as required by IFRS 1, including the significant changes in accounting policies to 31 December 2004, were published on 8 July 2005.

Reconciliation of equity at 31 December 2004	Adjusted UK GAAP (1) $'000	Effect of transition to IFRSs $'000	IFRSs $'000
ASSETS			
Property, plant and equipment	13,603		13,603
Intangible assets	9,778		9,778
Deferred acquisition costs	197,952	107	198,059
Financial assets			
Equity securities			
- available for sale	947		947
Debt securities			
- available for sale	2,014,705	97	2,014,802
Loans and receivables including insurance receivables	861,459	31,925	893,384
Deferred tax assets	30,632	(1,872)	28,760
Reinsurance contracts	829,012	217,978	1,046,990
Cash and cash equivalents	193,628		193,628
Total assets	**4,151,716**	**248,235**	**4,399,951**
LIABILITIES			
Insurance contracts	2,667,042	211,736	2,878,778
Borrowings	296,391		296,391
Derivative financial instruments	-	97	97
Provisions for other liabilities and charges	31,139		31,139
Trade and other payables	452,693	19,722	472,415
Deferred tax liabilities	-		-
Current income tax liabilities	4,621		4,621
Total liabilities	**3,451,886**	**231,555**	**3,683,441**
Net assets	**699,830**	**16,680**	**716,510**
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	1,744		1,744
Other reserves	706,902	25,240	732,142
Retained earnings	(8,816)	(8,560)	(17,376)
Total equity	**699,830**	**16,680**	**716,510**

(1) The UK GAAP financial information has been presented in a format consistent with IFRS. Under IFRS the income statement is no longer split between technical and non-technical items. As a result of the completion of additional procedures relating to the transition to IFRS, Alea has reconsidered the appropriateness of capitalising certain start-up expenses in a subsidiary company. Alea considers that these expenses should not have been capitalised and an adjustment of negative $6.6 million has been made relating to this. As the capitalised expense was recognised in the year ended 31 December 2001, an adjustment has been made to opening equity. The overall effect of IFRS is to increase equity at 31 December 2004 by $16.6 million net of $6.6 million in respect of the UK GAAP adjustment and decrease the 2004 loss after tax by $1.4 million from that reported under UK GAAP.

NOTES TO THE FINANCIAL STATEMENTS

41 Explanation of transition to IFRSs (continued)

Reconciliation of profit for the year ended 31 December 2004

	Adjusted UK GAAP (1) $'000	Effect of transition to IFRSs $'000	IFRSs $'000
Gross Premiums Written	**1,582,640**		**1,582,640**
Revenue			
Premium revenue	1,468,593		1,468,593
Premium ceded to reinsurers	(286,484)		(286,484)
Net insurance premium revenue	**1,182,109**	**-**	**1,182,109**
Fee income	4,203		4,203
Investment income	76,415	(7,832)	68,583
Net realised gains on financial assets	2,573	2,776	5,349
Net fair value gains on assets at fair value through income	(7,082)	7,082	-
Total revenue	**1,258,218**	**2,026**	**1,260,244**
Expenses			
Insurance claims and loss adjustment expenses	1,023,541	617	1,024,158
Insurance claims and loss adjustment expenses recovered from reinsurers	(174,762)		(174,762)
Net insurance claims	**848,779**	**617**	**849,396**
Acquisition costs	274,804	40,320	315,124
Other operating expenses	111,704	(39,724)	71,980
Total expenses	**1,235,287**	**1,213**	**1,236,500**
Results of operating activities	**22,931**	**813**	**23,744**
Finance costs	(12,002)	312	(11,690)
Profit before income tax	**10,929**	**1,125**	**12,054**
Income tax expense	(16,593)	197	(16,396)
Profit/(loss) on ordinary activities after income tax	**(5,664)**	**1,322**	**(4,342)**

(1) The UK GAAP financial information has been presented in a format consistent with IFRS. Under IFRS the income statement is no longer split between technical and non-technical items.

NOTES TO THE FINANCIAL STATEMENTS

41 Explanation of transition to IFRSs (continued)

Reconciliation of cash flow for the year ended 31 December 2004	Adjusted UK GAAP $'000	Effect of transition to IFRSs $'000	IFRSs $'000
Loss for the period	(5,664)	1,322	(4,342)
Adjustments for:			
- tax expense	16,593	(197)	16,396
- depreciation	6,158	-	6,158
Net cash flows for the year transferred to investing activities	-	(63,030)	(63,030)
Profit on sale of property, plant and equipment	(343)	-	(343)
Net fair values gain on financial assets and investment property	(29,980)	29,980	-
Debt interest expense	5,127	-	5,127
(Profit)/loss on foreign exchange	2,277	(291)	1,986
Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences on consolidation)			
Net increase in insurance liabilities	571,078	(40,483)	530,595
Net (increase)/decrease in reinsurance assets	(22,909)	27,441	4,532
Net increase in loans and receivables	(78,052)	13,582	(64,470)
Net decrease in other operating liabilities	(2,381)	-	(2,381)
Net movement in share based payment reserve	-	652	652
Cash generated from operations	**461,904**	**(31,024)**	**430,880**
Interest paid	(5,127)	5,127	-
Net amounts outstanding for securities	1,687	(1,687)	-
Income tax paid	(7,191)	-	(7,191)
Net cash from operating activities	**451,273**	**(27,584)**	**423,689**
Cash flows from investing activities			
Purchase of property, plant and equipment	(7,226)	-	(7,226)
Proceeds on sale of property, plant and equipment	20	-	20
Cash payments to acquire equity and debt instruments	(2,866,464)	-	(2,866,464)
Cash receipts from sales of equity or debt instruments	2,342,197	(32,006)	2,310,191
Net amounts outstanding for securities	-	1,687	1,687
Net deposits with credit institutions	(12,531)	12,531	-
Cash receipts from income from interest and dividends	-	63,030	63,030
Net cash used in investing activities	**(544,004)**	**45,242**	**(498,762)**
Cash flows from financing activities			
Repurchase and issuance of ordinary shares	(1,534)	-	(1,534)
Proceeds from issuance of trust preferred securities	100,000	-	100,000
Proceeds from borrowings	200,000	-	200,000
Repayments of borrowings	(180,788)	-	(180,788)
Dividends paid to Company's shareholders	(5,237)	-	(5,237)
Capital raising fees	(3,873)	-	(3,873)
Interest paid on borrowings	-	(5,127)	(5,127)
Net cash used in financing activities	**108,568**	**(5,127)**	**103,441**
Net increase in cash and bank overdrafts	**15,837**	**12,531**	**28,368**
Cash and bank overdrafts at beginning of year	44,307	115,428	159,735
Exchange gains on cash and bank overdrafts	1,489	4,036	5,525
Cash and bank overdrafts at end of year	61,633	131,995	193,628

NOTES TO THE FINANCIAL STATEMENTS

41 Explanation of transition to IFRSs (continued)

As at 31 December 2004	IFRS 2 Share based payments $'000	IFRS 4 Insurance contracts $'000	IAS 10 Events after the balance sheet date $'000	IAS 21 The Effects of changes in foreign exchange rates $'000	IAS 32 / 39 Financial instruments $'000	Total effect of transition to IFRS $'000
ASSETS						
Property, plant and equipment						
Intangible assets						
Deferred acquisition costs	107					107
Financial assets						
Equity securities						
- available for sale						
Debt securities						
- available for sale				97		97
Loans and receivables including insurance receivables					31,925	31,925
Deferred tax assets		(1,872)				(1,872)
Reinsurance contracts					217,978	217,978
Cash and cash equivalents						
Total assets	**107**	**(1,872)**		**97**	**249,903**	**248,235**
LIABILITIES						
Insurance contracts		(6,242)			217,978	211,736
Borrowings						
Derivative financial instruments				97		97
Provisions for other liabilities and charges						
Trade and other payables			(12,203)		31,925	19,722
Deferred tax liabilities						
Current income tax liabilities						
Total liabilities	**-**	**(6,242)**	**(12,203)**	**97**	**249,903**	**231,555**
Net assets	**107**	**4,370**	**12,203**	**-**	**-**	**16,680**
EQUITY						
Capital and reserves attributable to the Company's equity holders						
Share capital						
Other reserves	739	4,370		7,726	12,405	25,240
Retained earnings	(632)	-	12,203	(7,726)	(12,405)	(8,560)
Total equity	**107**	**4,370**	**12,203**	**-**	**-**	**16,680**

NOTES TO THE FINANCIAL STATEMENTS

41 Explanation of transition to IFRSs (continued)

For the year ended 31 December 2004	IFRS 2 Share based payments	IFRS 4 Insurance contracts	IAS 1 Presentation of financial statements	IAS 21 The Effects of changes in foreign exchange rates	IAS 32 / 39 Financial instruments	Total effect of transition to IFRS
	$'000	$'000	$'000	$'000	$'000	$'000
Gross Premiums Written						
Revenue						
Premium revenue						
Premium ceded to reinsurers						
Net insurance premium revenue						
Fee income						
Investment income					(7,832)	(7,832)
Net realised gains on financial assets				97	2,679	2,776
Net fair value gains on assets at fair value through income					7,082	7,082
Total revenue				**97**	**1,929**	**2,026**
Insurance claims and loss adjustment expenses		617				617
Insurance claims and loss adjustment expenses recovered from reinsurers						
Net insurance claims		**617**				**617**
Acquisition costs	30		40,290			40,320
Other operating expenses	545		(40,290)	21		(39,724)
Total expenses	**575**	**617**	**0**	**21**		**1,213**
Results of operating activities	**(575)**	**(617)**	**0**	**76**	**1,929**	**813**
Finance costs				312		312
Profit before income tax	**(575)**	**(617)**	**0**	**388**	**1,929**	**1,125**
Income tax expense				(301)	498	197
Profit on ordinary activities after income tax	**(575)**	**(617)**	**0**	**87**	**2,427**	**1,322**

NOTES TO THE FINANCIAL STATEMENTS

41 Explanation of transition to IFRSs (continued)

Cash flow for the year ended 31 December 2004	IFRS 2 Share based payments	IFRS 4 Insurance contracts	IAS 21 The Effects of changes in foreign exchange rates	IAS 32 / 39 Financial instruments	IAS 7 Cash Flow Statements Disclosure and format requirements	Total effect of transition to IFRS
	$'000	$'000	$'000	$'000	$'000	$'000
Profit/(loss) for the period	(575)	(617)	87	2,427		1,322
Adjustments for:						
- tax expense			301	(498)		(197)
- depreciation						-
Net cash flows for the year transferred to investing activities					(63,030)	(63,030)
Loss/(profit) on sale of property, plant and equipment						-
Net fair values gain on financial assets and investment property				(2,026)	32,006	29,980
Debt interest expense						-
(Profit)/loss on foreign exchange			(291)			(291)
Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences on consolidation)						
Net increase in insurance liabilities		617	(97)	(41,003)		(40,483)
Net (increase)/decrease in reinsurance assets	(77)			27,518		27,441
Net increase in loans and receivables				13,582		13,582
Net decrease in other operating liabilities						-
Net movement in share based payment reserve	652					652
Cash generated from operations	-	-	-	-	(31,024)	(31,024)
Interest paid					5,127	5,127
Net amounts outstanding for securities					(1,687)	(1,687)
Income tax paid						-
Net cash from operating activities	-	-	-	-	(27,584)	(27,584)
Cash flows from investing activities						
Cash receipts from sales of equity or debt instruments					(32,006)	(32,006)
Net amounts outstanding for securities					1,687	1,687
Net deposits with credit institutions					12,531	12,531
Cash receipts from income from interest and dividends					63,030	63,030
Net cash used in investing activities					45,242	45,242
Cash flows from financing activities						
Interest paid on borrowings					(5,127)	(5,127)
Net cash used in financing activities					(5,127)	(5,127)
Net (decrease)/increase in cash and bank overdrafts		-	-	-	12,531	12,531
Cash and bank overdrafts at beginning of year					115,428	115,428
Exchange gains/(losses) on cash and bank overdrafts					4,036	4,036
Cash and bank overdrafts at end of year	-	-	-	-	131,995	131,995

NOTES TO THE FINANCIAL STATEMENTS

41 Explanation of transition to IFRSs (continued)

	Adjusted UK GAAP (1) $'000	Total effect of transition to IFRS $'000	Restated under IFRS $'000
Equity as at 1 January 2004	**718,814**	**4,516**	**723,330**
Share issues	117	-	117
Capital raising expenses	(263)	-	(263)
Share purchase and cancellation	(1,734)	-	(1,734)
Share based payments	83	652	735
Exchange differences on translation of foreign operations	5,917	1,713	7,630
Net change in available-for-sale investments	-	(3,726)	(3,726)
Profit for the year after income tax	(5,664)	1,322	(4,342)
Dividends	(17,440)	12,203	(5,237)
Equity as at 31 December 2004	**699,830**	**16,680**	**716,510**

(1) The UK GAAP financial information has been presented in a format consistent with IFRS. Under IFRS the income statement is no longer split between technical and non-technical items. As a result of the completion of additional procedures relating to the transition to IFRS, Alea has reconsidered the appropriateness of capitalising certain start-up expenses in a subsidiary company. Alea considers that these expenses should not have been capitalised and an adjustment of negative $6.6 million has been made relating to this. As the capitalised expense was recognised in the year ended 31 December 2001, an adjustment has been made to opening equity. The overall effect of IFRS is to increase equity at 31 December 2004 by $16.6 million net of $6.6 million in respect of the UK GAAP adjustment and decrease the 2004 loss after tax by $1.4 million from that reported under UK GAAP.

NOTES TO THE FINANCIAL STATEMENTS

41 Explanation of transition to IFRSs (continued)

Analysis of adjusting items and changes to accounting policies
The financial information for the year ended 31 December 2004 that was previously presented under UK GAAP has been presented in a format consistent with IFRS. Under IFRS the Income Statement is no longer split between technical and non-technical items.

IFRS 2 Share based payments
Alea has applied IFRS 2 to grants of shares, share options and other equity instruments that were granted after 7 November 2002 and had not yet vested at 1 January 2005 in accordance with the transitional provisions of the standard.

In accordance with IFRS 2, Alea has recognised a charge to income representing the fair value of outstanding employee share options granted to its senior employees calculated using a Binomial option valuation model which also approximates to the valuations produced under a Black-Scholes options valuation model. This amount is charged to income over the relevant service period of the employees, adjusted to reflect actual and expected levels of vesting.

The effect of IFRS 2 is to increase the 2004 loss after tax by $0.6 million.

IFRS 4 Insurance contracts
As International Financial Reporting Standards are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 pending completion of the second phase of the IASB's project on insurance contracts, accounting policies in respect of the underwriting business have continued to be selected with primary consideration to the recommendations of the United Kingdom's Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers and revised in November 2003 (the 'ABI SORP') and the annual basis of accounting has been applied to all classes of business.

IFRS 4 defines risk transfer in relation to insurance so that a financial instrument that demonstrates the transfer of significant insurance risk does not fall to be accounted as a financial instrument under the scope of IAS 32 and IAS 39. Under IAS 8, in the absence of a specific IFRS, Alea is permitted to continue with its existing GAAP and as a consequence the accounting policies in relation to insurance contracts remain as under UK GAAP.

However, IFRS 4 does prohibit the recognition as a liability of provisions for future claims that are not in existence at the reporting date such as the Claims Equalisation Reserve established by Alea's UK operating company in accordance with UK Company Law, but considers such segregated amounts to be appropriately classified as a restricted reserve within equity.

The effect of IFRS 4 and the associated deferred tax charge is to decrease liabilities by $6.2 million and increase net assets by $4.3 million.

NOTES TO THE FINANCIAL STATEMENTS

41 Explanation of transition to IFRSs (continued)

Analysis of adjusting items and changes to accounting policies (continued)

IAS1 Presentation of financial statements
Under IAS 1, Alea has determined that certain expenses, such as underwriting staff costs, are more appropriately disclosed as expenses in connection with the acquisition of insurance contracts. Under UK GAAP these expenses were disclosed as 'administration expenses'. This does not change the accounting policy in respect of the recognition of underwriting costs.

The effect of IAS 1 is to decrease administration expenses by $40.3 million and increase acquisition costs by $40.3 million. Overall expenses are unchanged.

IAS 10 Events after the balance sheet date
Under IAS 10, if an entity declares a dividend to holders of equity after the balance sheet date (as was the case with Alea's 2004 year end final dividend), the entity shall not recognise the dividend as a liability at the balance sheet date. As required under IAS 32, distributions to holders of equity shall be debited directly to equity, and not through the Income Statement.

The effect of IAS 10 is to increase net assets by $12.2 million. The final dividend of $12.2 million becomes a charge against equity in 2005, being the accounting period in which it was declared.

IAS 21 The effects of changes in foreign exchange rates
IAS 21 requires an entity with foreign operations to determine its functional currencies in a prescribed manner. Alea has applied this approach in its determination of functional currency at the transition date and determined that revisions should be made to the functional currencies of its UK and European operations to reflect the current primary economic environments of those entities.

The change in identification of functional currency alters the allocation of exchange differences between transactional (affecting Income Statement) and translational (affecting Equity) exchange differences by $0.1 million but does not affect net assets. Alea continues to minimise its exposure to changes in exchange rates by matching assets and liabilities by currency.

In accordance with IFRS 1, the Group has elected that the cumulative translation exchange differences of foreign operations at the transition date are deemed to be zero.

IAS 32 / 39 Financial instruments
IAS 32 and IAS 39 define 4 categories of financial Instrument which have different treatments of gains and losses. This requires Alea to determine the category of its financial instruments at the time of initial recognition. These categories of financial instrument are:

- At fair value through profit and loss
- Held to maturity investments
- Loans and receivables
- Available for sale financial assets

41 Explanation of transition to IFRSs (continued)

Analysis of adjusting items and changes to accounting policies (continued)

IAS 32 / 39 Financial instruments (continued)
Alea has determined that it has no investments that are 'held to maturity'. Where assets have been determined as 'available for sale', the changes in fair value of the securities, except for impairment losses and relevant foreign exchange gains and losses, are recorded in a separate reserve within equity. Debt securities are initially recorded at their fair value which represents the initial amortised cost, with the amortisation between initial fair value and the maturity amount, reflecting the effective yield adjustment, being credited or charged to the Income Statement. Consequently, Alea has changed its accounting policy so that:

- in respect of investment income from available-for-sale investments, interest income is recognised using the effective interest method; and
- changes in fair value of available-for-sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the Income Statement, go direct to equity until such time that the available-for-sale investment is derecognised. Gains and losses on derecognition are recognised through the Income Statement.

Other financial instruments are categorised as at fair value through profit and loss, or as loans and receivables.

Derivative financial instruments held by Alea are restricted to forward exchange contracts. These are designated as held for trading unless they qualify as an effective hedge under the prescribed requirements of IAS 39. Forward exchange contracts have only been entered into for economic hedge reasons regardless of whether they meet the requirements of IAS 39 itself for hedge accounting. During 2004, a credit of $0.1 million has been made to the loss after tax under IFRS in respect of these forward exchange contracts, which had previously been shown in the Statement of Total Recognised Gains and Losses under UK GAAP.

In addition there are changes in the method of identifying offset between assets and liabilities, and their recognition and de-recognition under these standards compared to UK GAAP. In particular, the assets and liabilities in connection with structured settlements through the now closed Canadian branch of the Group have been brought onto the Balance sheet. There is no change to net assets or loss after tax as a consequence of these offset adjustments.

The effect of IAS 32 / 39 is to decrease investment income by $7.8 million, increase realised gains by $9.7 million and decrease the loss after tax by $2.4 million. Net assets are unchanged overall.

Combined ratio
The combined ratio is the sum of the expense ratio and the loss ratio.

For the expense ratio, the acquisition costs and other operating expenses less fee income are divided by the net insurance premium revenue, known as net premiums earned under UK GAAP. Under the UK GAAP presentation, other technical charges, which includes interest charged on funds withheld, were shown alongside net operating expenses and formed part of the expense ratio. Under IFRS, these charges are shown within net insurance claims and now form part of the loss ratio.

For the loss ratio, the net insurance claims are divided by the net insurance premium revenue.

The effect is to reduce the expense ratio by 1.4 points and to increase the loss ratio by the same amount leaving the combined ratio unchanged overall.

NOTES TO THE FINANCIAL STATEMENTS

42 Company Balance Sheet

Assets	Notes	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Non-current assets			
Company investments in Group subsidiaries - available for sale	44	648,885	914,016
Property, plant and equipment		6	21
		648,891	914,037
Current assets			
Amounts due from Group subsidiaries		45,434	39,235
Cash and cash equivalents		224	287
Other prepayments and accrued income		188	30
		45,846	39,552
Total Assets		694,737	953,589
Current liabilities			
Amounts due to Group subsidiaries		213	2,929
Accruals and deferred income		5,089	1,513
		5,302	4,442
Total assets less current liabilities		689,435	949,147
Non-current liabilities			
Demand note payable to Group subsidiaries		-	34,199
Amounts owed to credit institutions		199,006	198,438
		199,006	232,637
Net assets		490,429	716,510
Equity			
Share capital	45	1,737	1,744
Other reserves	45	394,268	624,299
Retained earnings	45	94,424	90,467
Equity attributable to equity holders of the parent		490,429	716,510

NOTES TO THE FINANCIAL STATEMENTS

43 Company cash flow statement

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Net cash from operating activities	(451)	(24,123)
Cash flows from investing activities		
Purchase of property, plant and equipment	-	(30)
Investments in Group subsidiaries	37,089	(203,089)
Cash receipts from interest income and dividends	20,066	89,816
Net cash used in investing activities	57,155	(113,303)
Cash flows from financing activities		
Repurchase of ordinary shares	(2,135)	(1,617)
Issuance of demand note to Group subsidiaries	(34,199)	34,199
Proceeds from borrowings	-	200,000
Repayments of borrowings	-	(100,000)
Dividends paid to Company's shareholders	(12,203)	(5,237)
Capital raising fees	568	(1,825)
Interest paid on borrowings	(8,798)	(5,739)
Net cash used in financing activities	(56,767)	119,781
Net (decrease)/increase in cash and bank overdrafts	(63)	(17,645)
Cash and bank overdrafts at beginning of year	287	17,932
Cash and bank overdrafts at end of year	224	287

NOTES TO THE FINANCIAL STATEMENTS

44 Company investments in Group subsidiaries

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
As at 1 January	914,016	806,442
Acquisitions during the year	-	253,089
Disposals during the year	(37,089)	(50,000)
Revaluation during the year	(228,042)	(95,515)
As at 31 December	648,885	914,016

On 20 December 2004, the $50.0 million of subordinated preferred shares described above were redeemed by Alea (Bermuda) Ltd and Alea Guernsey Limited in accordance with their terms of issue for $38.9 million and $26.0 million, respectively. The aggregate proceeds of $65.0 million were donated by the Company to Alea (Bermuda) Ltd as contributed surplus.

On 28 December 2004, Alea Holding US Company paid a dividend of $90.0 million to the Company. This is the main cause for the negative revaluation movement noted during the year. The Company donated $70.0 million to Alea (Bermuda) Ltd as contributed surplus and retained $20.0 million for general corporate purposes.

On 27 June 2005, Alea Group Holdings AG was merged with Alea Europe Ltd. The surviving Company was Alea Europe Ltd. As a result of this merger Alea Group Holdings (Bermuda) Ltd now holds a direct investment in Alea Europe Ltd and a reduction of share capital was effected by which $37.1 million was returned to the parent company.

NOTES TO THE FINANCIAL STATEMENTS

45 Statement of changes in equity of the Company

	Attributable to equity holders of the Company						
	Share capital $'000	Share Premium $'000	Capital Reserve $'000	Revaluation reserve $'000	Retained earnings $'000	Share based payment reserve $'000	Total $'000
As at 1 January 2005	1,744	631,439	16,098	(23,349)	90,467	111	716,510
Repurchase and sales of shares	(7)	(2,128)					(2,135)
Profit of the period					16,160		16,160
Revaluation on investments in Group subsidiaries				(228,042)			(228,042)
Movement in share based payment reserve						139	139
Dividend paid					(12,203)		(12,203)
As at 31 December 2005	1,737	629,311	16,098	(251,391)	94,424	250	490,429

	Attributable to equity holders of the Company						
	Share capital $'000	Share Premium $'000	Capital Reserve $'000	Revaluation reserve $'000	Retained earnings $'000	Share based payment reserve $'000	Total $'000
As at 1 January 2004	1,747	633,053	16,361	72,167	-	2	723,330
Repurchase and sales of shares	(3)	(1,614)					(1,617)
Profit of the period					95,704		95,704
Revaluation on investments in Group subsidiaries				(95,516)			(95,516)
Capital raising expenses			(263)				(263)
Movement in share based payment reserve						109	109
Dividend paid					(5,237)		(5,237)
As at 31 December 2004	1,744	631,439	16,098	(23,349)	90,467	111	716,510

NOTES TO THE FINANCIAL STATEMENTS

46 Group Subsidiaries

The ultimate parent company of the Group is Alea Group Holdings (Bermuda) Ltd.

Details of the Company's subsidiaries at 31 December 2005 are as follows:

Name of subsidiary	Place of incorporation (or registration) and operation	Proportion of ownership interest	Proportion of voting power held	Method used to account for investment (1)
Alea Europe Ltd	Switzerland	100	100	Equity method
Alea (Bermuda) Ltd	Bermuda	100	100	Equity method
Alea Holdings US Company	USA	100	100	Equity method
Alea North America Insurance Company	USA	100	100	Equity method
Alea North America Specialty Insurance Company	USA	100	100	Equity method
Alea North America Company	USA	100	100	Equity method
Alea Holdings UK Limited	England and Wales	100	100	Equity method
Alea London Limited	England and Wales	100	100	Equity method
Alea Services UK Limited	England and Wales	100	100	Equity method
Alea Financial UK Limited	England and Wales	100	100	Equity method
Alea Technology Limited	England and Wales	100	100	Equity method
IRM International Reinsurance Management Ltd.	Switzerland	100	100	Equity method
Alea Jersey Limited	Jersey	100	100	Equity method
Alea Global Risk Limited	Jersey	100	100	Equity method
Alea Holdings Guernsey Limited	Guernsey	100	100	Equity method
AHUSCO Statutory Trust I	USA	100	100	Equity method
AHUSCO Statutory Trust II	USA	100	100	Equity method
AHUSCO Statutory Trust III	USA	100	100	Equity method

(1) All companies are fully consolidated in Group accounts as mentioned in Note 39.

SHAREHOLDER INFORMATION

Forward Looking Statements

Certain statements made in this report that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing the words 'believes,' 'anticipates,' 'plans,' 'projects,' 'intends,' 'expects,' 'estimates,' 'predicts,' 'targets' and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this report or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

Registrar

Appleby Corporate Services (Bermuda) Ltd, Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.
(T) +1 441 295 1443

United Kingdom transfer agent, paying agent and depositary interests registrar

Shareholders based in the United Kingdom who hold share certificates and holders of depositary interests on the CREST system should contact:

Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom.
(T) 0870 162 3100 (within the UK) or +44 20 8639 2157 (outside the UK).

Alea has appointed Capita IRG Plc as a transfer agent in the United Kingdom with the authority to remit transfers to the registrar or the branch registrar in respect of shareholders holding share certificates in the United Kingdom and to act as paying agent for all depositary interest holders and shareholders.

United States transfer agent and branch registrar

Shareholders holding share certificates (other than shareholders based in the United Kingdom) or shares via book entry through our United States Transfer Agent and Branch Registrar should contact:

Mellon Investor Services LLC, 480 Washington Boulevard, Jersey City, New Jersey 07310, United States.
(T) 1 800 522 6645 (within the US) or +1 201 329 8660 (outside the US).

Alea has appointed Mellon Investor Services LLC as a branch registrar to manage the shareholder register, ensuring that all information held about Alea's shareholders is kept up to date.

Changes to personal details

As a shareholder or a holder of a depositary interest in CREST, you may be sent information about Alea. If you are a shareholder based in the United Kingdom who holds share certificates or the holder of depositary interests on the CREST system, it is important to ensure that Capita IRG Plc is kept up to date about any changes to your personal details, such as your name and home address. If you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar, it is important to ensure that Mellon Investor Services LLC is kept up to date about any changes to your personal details, such as your name and home address. Further details are given in the frequently asked questions section.

Internet
The annual report and accounts, interim statements and other useful information on the Company are available through the internet at www.aleagroup.com.

Annual General Meeting
We welcome the views of shareholders and hope that you will be able to attend the Company's Annual General Meeting, which will be held at:

The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM 08, Bermuda.

at 10:00 am on 29 June 2006. The Notice of the Meeting and the Proxy Form accompany this document. If you are unable to attend the Annual General Meeting to ask a question in person, you may write to us at:

Crown House, 3rd Floor, PO Box HM 2983, 4 Par-la-Ville Road,
Hamilton HM 08, Bermuda

or contact us through our Group website at www.aleagroup.com.

Shareholder Information
For further information about Alea, please contact Kirk Lusk, Group Chief Financial Officer, or Mark Ricciardelli, Group Chief Executive Officer c/o Alea Group Holdings (Bermuda) Ltd, Crown House, 3rd Floor, PO Box HM 2983, 4 Par-la-Ville Road, Hamilton HM 08, Bermuda.
(T) +1 441 296 9150.
(E) mark.ricciardelli@aleagroup.com or kirk.lusk@aleagroup.com.

The Group's share price is shown on the Company's website and on www.londonstockexchange.com.

Registered Office
Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.
T +1 441 295 2244

Worldwide Group Office
Crown House, 3rd Floor, PO Box HM 2983, 4 Par-la-Ville Road,
Hamilton HM 08, Bermuda. T +1 441 296 9150
Registered in Bermuda No. 31408.

FREQUENTLY ASKED QUESTIONS

Q I have recently moved. Who should I tell?
A If you hold depositary interests on the CREST system or are a shareholder based in the United Kingdom who holds share certificates, you should notify Capita IRG Plc in writing at the address indicated above, remembering to clearly state your old address. If you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar, you should notify Mellon Investor Services LLC in writing at the address indicated above, remembering to clearly state your old address. If you hold shares in joint names, the shares will be registered in the name of the person who appears first on your share certificate and the letter must be signed by them.

Q What do I do if I change my name?
A To ensure the depositary interests or shares are registered in your new name, you will need to notify Capita IRG Plc in writing if you hold depositary interests on the CREST system or are a shareholder based in the United Kingdom who holds share certificates. You will need to notify Mellon Investor Services LLC if you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar. You will also need to enclose evidence of the change, for example, a marriage certificate or change of name deed (please do not send the original), or a certified name change document if you are a company or other entity, together with your share certificates, if applicable, and any uncashed dividend cheques. New documents can then be issued in the correct name.

Q I would like to transfer shares to someone I know. How do I arrange this?
A As these transactions do not involve a stockbroker, you can use a stock transfer form. You can obtain a form from Capita IRG Plc if you are a shareholder based in the United Kingdom who holds share certificates. You can obtain a form from Mellon Investor Services LLC if you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar.

Q My partner/relative has died. What should I do about their shareholding?
A Contact Capita IRG Plc if your partner/relative held depositary interests on the CREST system or was a shareholder based in the United Kingdom who held share certificates and they will guide you through what you need to do. Contact Mellon Investor Services LLC if your partner/relative otherwise held share certificates or shares via book entry through our United States transfer agent and branch registrar, and they will guide you through what you need to do.

Q My share certificate has been lost/stolen. What should I do to obtain a replacement?
A You should immediately inform Capita IRG Plc if you are a shareholder based in the United Kingdom, or Mellon Investor Services LLC if you are not a shareholder based in the United Kingdom. They will require you to pay an administration charge, and they will send you a form of indemnity. The indemnity is required to protect Alea from the potential misuse of the missing share certificate and must be returned before a new certificate can be issued.

Q I receive multiple sets of information whenever you send anything to me. How can I make sure that in the future only one copy is sent?
A If you have acquired shares on more than one occasion, your shareholdings may have been recorded on the share register with slightly different details. As a result, two or more accounts may have been set up for you. Sometimes we need to maintain more than one account, for example, if you hold shares in your own name and also in joint names with your partner; however sometimes multiple accounts can be amalgamated. Please notify Capita IRG Plc or Mellon Investor Services LLC, as appropriate, of any accounts you believe should be amalgamated. They will do so if it is possible.

Q Can I elect to receive any dividend payment in a currency other than US Dollars?
A Yes. Shareholders will have the option to receive dividends in US Dollars, British Pounds or Swiss Francs. Shareholders may make currency elections by returning a currency election form to the paying agent, Capita IRG Plc. A currency election form can be obtained from Capita IRG Plc. If no election is made, shareholders will receive US Dollars. If a shareholder has already submitted a currency election form, future dividend payments will continue be made in accordance with that election unless they submit a new form to Capita IRG Plc. The British Pound or Swiss Franc equivalent of any dividend will be calculated by reference to an exchange rate prevailing on a date prior to payment selected by the Company. Dividend cheques will be drawn on a UK bank account.

FINANCIAL CALENDAR

APRIL

4 April 2006
Announcement of results for 2005

JUNE

29 June 2006
Annual General Meeting

SEPTEMBER

20 September 2006*
Announcement of results for six months ending 30 June 2006

APRIL

5 April 2007*
Announcement of results for 2006

* Provisional date

LOCATIONS

ALEA GROUP HOLDINGS (Bermuda) Ltd
Crown House, 3rd Floor
4 Par-la-Ville Road
PO Box HM 2983
Hamilton HM 08
Bermuda
T +1 441 296 9150
F +1 441 296 9152

ZUG, SWITZERLAND
Alea Group Holdings Ltd
Lindenstrasse 16
6340 Baar, Zug
Switzerland
T +41 (0)41 767 0400
F +41 (0)41 767 0467

BASEL, SWITZERLAND
Kornhausgasse 7
Postfach
CH-4002 Basel
Switzerland
T +41 (0)61 268 21 11
F +41 (0)61 268 22 77

LONDON, U.K.
London Underwriting Centre
3 Minster Court
Mincing Lane
London EC3R 7DD
United Kingdom
T +44 (0)20 7621 3100
F +44 (0)20 7621 3150

JERSEY
33 Gloucester Street
St Helier
Jersey JE2 3QR
Channel Islands
T +44 (0)1534 285 127
F +44 (0)1534 285 122

ROCKY HILL, CT
55 Capital Boulevard
Corporate Ridge
Rocky Hill, CT 06067
USA
T +1 860 513 4180
F +1 860 258 6725

WILTON, CT
Wilton Corporate Park
50 Danbury Road
Suite 102
Wilton, CT 06897
USA
T +1 203 563 6000
F +1 203 563 6010

Alea Group Holdings (Bermuda) Ltd
Crown House, 3rd Floor
4 Par-la-Ville Road
PO Box HM 2983
Hamilton HM 08
Bermuda
Tel + 441 296 9150
Fax + 441 296 9152
www.aleagroup.com